UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 3, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Com o Bradesco, eu

economiz**o** prosper**o**
conquist**o** organiz**o**

"Meus Objetivos" (My Goals) Campaign, 2023. Translation: "With Bradesco, I save, prosper, conquer, organize".

# economic and financial analysis report 2Q23

## in this report you will find

- Managerial Analysis of Results
- Management Report
- Consolidated Financial Statements

videoconference commenting on the results

**August 4th at 9h30**
(US Eastern Time)

# Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balance s compared with the other periods presented.

# Managerial Analysis of Results

bradesco

# press release

bradesco 80 anos

# 80 years of history

of a successful trajectory, where every day we learn, conquer, lead technological transformations and adapt to every evolution of society and changes in the economy. Bradesco is a bank with open doors for all, where our more than 72 million clients interact every day to fulfill their dreams, develop their business and meet their financial needs.

Our customer service network continues to modernize, with digital channels representing 98% of total financial transactions and 33% of credit releases. We also have a wide physical presence across Brazil, with a complete branch network and business generation units. We offer complete and customized solutions, specialized investment consulting, strengthening our value proposition in wealth management through the international account "My Account" 100% digital, and much more! The Bradesco client recognizes this value, which has been reflected in our NPS, which has grown 20 p.p. in Retail – Individuals and 18 p.p. in Prime (4Q20 vs. 2Q23).

NPS

We improved our financial performance in the quarter, with an increase of +5.6% in recurring income, +0.5 p.p. in profitability and +0.3 p.p. in Tier I Capital.

The expanded loan portfolio grew by 1.6% in 12 months, with an increase in the share of products with guarantees in the production mix. The short-term default improved by 0.2 p.p. in the quarter, with contributions from all segments, and the movement of the indicator above 90 days translates the current moment of the credit cycle. We repositioned our credit concession policy for lower risk modalities, which has already brought a significant improvement in the default of the new crops to lower levels than those observed today, with 95% of the new operations classified in the AA-C rating.

The net interest income grew 1.2% in 12 months, with an increase in the average volume of operations and an important improvement in the market NII. Service delivery revenues reached around R$9 billion in the quarter, remaining consistent. Insurance operations are performing well, driven by the revenue growth and improved financial income. Operating expenses showed behavior in line with the estimated for 2023.

Our engagement in actions and practices that contribute to the preservation of the environment, social development and responsible corporate governance, remains firm in our daily lives and, since 2021, we have already allocated R$195 billion to sustainable businesses (78% of our goal).

We reaffirm our commitment to overcome challenges and enhance the quality of financial services and solutions, always focused on the pillars: clients, people, digital transformation and sustainability.

**enjoy the reading!**

# corporate strategy

bradesco 80 anos

**38.3**mm
account holders

## client, our inspiration

Our goal is to help clients achieve success through top-notch service focused on their needs and objectives



**NPS**
4Q20 vs. 2Q23 (variation in p.p.)

**+20** Retail | Individuals

**+18** Bradesco Prime

| overdraft | | personal loans | | payroll-deductible loans | |
|---|---|---|---|---|---|
| +30 | +44 | +28 | +27 | +19 | +16 |
| Retail Individuals | Prime | Retail Individuals | Prime | Retail Individuals | Prime |

## digital transformation
how we do it

Efficiency, Agility, Connection, Innovation and Simplicity. That is our mindset about digital behavior

**+170%**
technology and innovation investments
(2019 to 2022)

**inovabra**
+230 startups
strong internal ecosystem

## our people
diversity, equity and inclusion

**85.3** thousand employees

**51%** are women

**28%** are black people

**in leadership positions:**

**35%** are women

**22%** are black people

**5%** are people with disabilities

## UNIBRAD
development and trainning
education, inclusion and knowledge democratization

**16**
awards in 1H23

## sustainability
made to last

### performance
Our evolution in the management of ESG aspects is evidenced by the performance in their majority above average for the sector in the evaluations of the specialized ratings and permanence in the main indexes of sustainability, like the Dow Jones, ISE, and CDP, among others.

goal
R$**250** bi
until 2025 in sustainable businesses

78% met

# 2Q23

**RECURRING NET INCOME**

# R$4.5 bi

▲ **5.6%** | 2Q23 vs. 1Q23 (q/q) ▽ **35.8%** | 2Q23 vs. 2Q22 (y/y)

QUARTERLY ROAE

**11.1%**

▲ **Improvement** of **0.5** p.p. q/q

QUARTERLY ER

**46.1%**

▲ **Improvement** of **1.0** p.p. q/q

**R$2.9 bi** **of INTEREST ON SHAREHOLDERS' EQUITY (gross) > payout of 67% in the quarter**

NET INTEREST INCOME

**R$16.6 bi**

▽ **0.6%** q/q ▲ **1.2%** y/y

FEE AND COMMISSION INCOME

**R$8.8 bi**

▲ **0.1%** q/q ▽ **2.5%** y/y

OPERATING EXPENSES

**R$13.1 bi**

△ **2.2%** q/q △ **13.4%** y/y

EXPANDED LOAN PORTFOLIO

**R$868.7 bi**

▽ **1.2%** q/q ▲ **1.6%** y/y

DELINQUENCY RATIO 15 TO 90 DAYS

**4.4%**

▲ **Improvement** of **0.2** p.p. q/q

BASEL | TIER I

**12.9%**

▲ **Improvement** of **0.3** p.p. q/q

INSURANCE GROUP

**RECURRING NET INCOME**

**R$2.4 bi**

▲ **34.0%** q/q
▲ **31.3%** y/y

ROAE QUARTERLY

**24.5%**

▲ **Improvement** of **6.3** p.p. q/q

INCOME FROM OPERATIONS

**R$4.8 bi**

▲ **31.9%** q/q ▲ **30.6%** y/y

# main information

| R$ million (unless otherwise stated) | 2Q23 | 1Q23 | 2Q22 | 1H23 | 1H22 | Variation % (unless otherwise stated) 2Q23 x 1Q23 | 2Q23 x 2Q22 | 1H23 x 1H22 |
|---|---|---|---|---|---|---|---|---|
| **\\ Recurring Income Statement** | | | | | | | | |
| Recurring Net Income (1) | 4,518 | 4,280 | 7,041 | 8,798 | 13,862 | 5.6 | (35.8) | (36.5) |
| Book Net Income | 4,518 | 4,280 | 7,075 | 8,798 | 14,084 | 5.6 | (36.1) | (37.5) |
| Operating Income | 4,990 | 4,844 | 10,350 | 9,834 | 20,692 | 3.0 | (51.8) | (52.5) |
| Net Interest Income | 16,556 | 16,653 | 16,361 | 33,209 | 33,422 | (0.6) | 1.2 | (0.6) |
| Expanded ALL | (10,316) | (9,517) | (5,313) | (19,833) | (10,149) | 8.4 | 94.2 | 95.4 |
| Fee and Commission Income | 8,756 | 8,746 | 8,976 | 17,502 | 17,587 | 0.1 | (2.5) | (0.5) |
| Operating Expenses | (13,074) | (12,793) | (11,530) | (25,867) | (23,232) | 2.2 | 13.4 | 11.3 |
| Income from Insurance, Pension Plans and Capitalization Bonds | 4,841 | 3,669 | 3,707 | 8,510 | 6,993 | 31.9 | 30.6 | 21.7 |
| **\\ Statement of Financial Position** | | | | | | | | |
| Total Assets | 1,884,020 | 1,864,026 | 1,757,780 | 1,884,020 | 1,757,780 | 1.1 | 7.2 | 7.2 |
| Loans - Expanded Loan Portfolio | 868,687 | 879,283 | 855,381 | 868,687 | 855,381 | (1.2) | 1.6 | 1.6 |
| - Individuals | 361,077 | 365,312 | 341,557 | 361,077 | 341,557 | (1.2) | 5.7 | 5.7 |
| - Companies | 507,609 | 513,972 | 513,824 | 507,609 | 513,824 | (1.2) | (1.2) | (1.2) |
| Shareholders' Equity | 159,317 | 155,321 | 152,704 | 159,317 | 152,704 | 2.6 | 4.3 | 4.3 |
| Assets under Management | 2,842,381 | 2,806,033 | 2,655,562 | 2,842,381 | 2,655,562 | 1.3 | 7.0 | 7.0 |
| **\\ Capital and Liquidity - %** | | | | | | | | |
| Total Ratio | 15.5 | 15.1 | 15.6 | 15.5 | 15.6 | 0.4 p.p. | (0.1) p.p. | (0.1) p.p. |
| Tier I Capital | 12.9 | 12.6 | 13.3 | 12.9 | 13.3 | 0.3 p.p. | (0.4) p.p. | (0.4) p.p. |
| Liquidity Coverage Ratio (LCR) | 178.5 | 165.2 | 168.5 | 178.5 | 168.5 | 13.3 p.p. | 10.0 p.p. | 10.0 p.p. |
| Net Stable Funding Ratio (NSFR) | 123.1 | 121.3 | 119.7 | 123.1 | 119.7 | 1.8 p.p. | 3.4 p.p. | 3.4 p.p. |
| **\\ Profitability and Efficiency - %** | | | | | | | | |
| Annualized Return on Average Equity (ROAE) (2) | 11.1 | 10.6 | 18.1 | 10.9 | 18.0 | 0.5 p.p. | (7.0) p.p. | (7.1) p.p. |
| Annualized Return on Average Assets (ROAA) | 1.0 | 0.9 | 1.6 | 0.9 | 1.6 | 0.1 p.p. | (0.6) p.p. | (0.7) p.p. |
| Efficiency Ratio (ER) (3) | 46.1 | 47.1 | 42.4 | 46.8 | 44.7 | (1.0) p.p. | 3.7 p.p. | 2.1 p.p. |
| **\\ Market Indicators** | | | | | | | | |
| Recurring Net Income per Share - R$ (4) | 0.42 | 0.40 | 0.66 | 0.83 | 1.30 | 5.6 | (35.8) | (36.5) |
| Market Capitalization (5) | 165,416 | 133,121 | 168,272 | 165,416 | 168,272 | 24.3 | (1.7) | (1.7) |
| Dividends/Interest on Shareholders' Equity | 2,461 | 2,446 | 2,053 | 4,907 | 4,051 | 0.6 | 19.9 | 21.1 |
| Price/Earnings Ratio (6) | 10.6 | 7.3 | 6.2 | 10.6 | 6.2 | 44.3 | 71.5 | 71.5 |
| Price to Book Ratio | 1.0 | 0.9 | 1.1 | 1.0 | 1.1 | 11.1 | (9.1) | (9.1) |
| Dividend Yield - % (7) (8) | 6.1 | 7.6 | 6.5 | 6.1 | 6.5 | (1.5) p.p. | (0.4) p.p. | (0.4) p.p. |
| **\\ Portfolio Indicators - %** | | | | | | | | |
| Delinquency Ratio (15 to 90 days/Expanded Loan Portfolio) | 4.4 | 4.6 | 3.6 | 4.4 | 3.6 | (0.2) p.p. | 0.8 p.p. | 0.8 p.p. |
| Delinquency Ratio (over 90 days/Expanded Loan Portfolio) | 5.9 | 5.1 | 3.5 | 5.9 | 3.5 | 0.8 p.p. | 2.4 p.p. | 2.4 p.p. |
| Coverage Ratio (> 90 days) | 163.7 | 182.4 | 218.1 | 163.7 | 218.1 | (18.7) p.p. | (54.4) p.p. | (54.4) p.p. |

**(1)** According to the non-recurring events described on page 10 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For 1H23 / 1H22, it considers the cumulative index in 12 months; **(4)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits which occurred in the periods; **(5)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(6)** Accumulated recurring net income in 12 months; **(7)** Source: Economatica; and **(8)** Calculated by the share with the highest liquidity.

# recurring net income statement

For better understanding, comparability and analysis of results, we present the Recurrent Net Income Statement, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

| R$ million | 2Q23 | 1Q23 | 2Q22 | 1H23 | 1H22 | Variation % 2Q23 x 1Q23 | Variation % 2Q23 x 2Q22 | Variation % 1H23 x 1H22 |
|---|---|---|---|---|---|---|---|---|
| **\\ Net Interest Income** | **16,556** | **16,653** | **16,361** | **33,209** | **33,422** | **(0.6)** | **1.2** | **(0.6)** |
| - Client NII | 16,652 | 16,965 | 16,947 | 33,618 | 32,766 | (1.8) | (1.7) | 2.6 |
| - Market NII | (96) | (312) | (587) | (409) | 656 | (69.2) | (83.6) | - |
| **\\ Expanded ALL** | **(10,316)** | **(9,517)** | **(5,313)** | **(19,833)** | **(10,149)** | **8.4** | **94.2** | **95.4** |
| - ALL Expenses | (10,362) | (9,726) | (8,148) | (20,088) | (15,199) | 6.5 | 27.2 | 32.2 |
| - Income from Credit Recovery | 1,168 | 930 | 1,473 | 2,098 | 3,242 | 25.6 | (20.7) | (35.3) |
| - Impairment of Financial Assets | (432) | (281) | 1,805 | (713) | 2,458 | 53.7 | - | - |
| - Granted Discounts / Other (1) | (690) | (440) | (443) | (1,130) | (650) | 56.8 | 55.8 | 73.8 |
| **\\ Gross Income from Financial Intermediation** | **6,240** | **7,136** | **11,048** | **13,376** | **23,273** | **(12.6)** | **(43.5)** | **(42.5)** |
| Income from Insurance, Pension Plans and Capitalization Bonds | 4,841 | 3,669 | 3,707 | 8,510 | 6,993 | 31.9 | 30.6 | 21.7 |
| Fee and Commission Income | 8,756 | 8,746 | 8,976 | 17,502 | 17,587 | 0.1 | (2.5) | (0.5) |
| Operating Expenses | (13,074) | (12,793) | (11,530) | (25,867) | (23,232) | 2.2 | 13.4 | 11.3 |
| Personnel Expenses | (6,155) | (6,031) | (5,718) | (12,186) | (11,219) | 2.1 | 7.6 | 8.6 |
| Other Administrative Expenses | (5,559) | (5,418) | (5,344) | (10,977) | (10,427) | 2.6 | 4.0 | 5.3 |
| Other Income / (Operating Expenses) | (1,360) | (1,344) | (468) | (2,704) | (1,586) | 1.2 | - | 70.5 |
| Tax Expenses | (2,002) | (1,955) | (1,930) | (3,957) | (4,030) | 2.4 | 3.7 | (1.8) |
| Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries | 229 | 41 | 79 | 270 | 101 | - | - | - |
| **\\ Operating Income** | **4,990** | **4,844** | **10,350** | **9,834** | **20,692** | **3.0** | **(51.8)** | **(52.5)** |
| Non-Operating Income | 17 | 39 | 13 | 56 | 14 | (56.4) | 30.8 | - |
| Income Tax / Social Contribution | (393) | (499) | (3,229) | (892) | (6,685) | (21.2) | (87.8) | (86.7) |
| Non-controlling interests in subsidiaries | (96) | (104) | (93) | (200) | (159) | (7.7) | 3.2 | 25.8 |
| **\\ Recurring Net Income** | **4,518** | **4,280** | **7,041** | **8,798** | **13,862** | **5.6** | **(35.8)** | **(36.5)** |

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

# non-recurring events

| R$ million | 2Q23 | 1Q23 | 2Q22 | 1H23 | 1H22 |
|---|---|---|---|---|---|
| **\\ Recurring Net Income** | **4,518** | **4,280** | **7,041** | **8,798** | **13,862** |
| **\\ Non-Recurring Events** | **-** | **-** | **34** | **-** | **222** |
| Goodwill Amortization (Gross) | - | - | (43) | - | (85) |
| Demutualization of the CIP (Interbank Payments Clearing House) investment | - | - | - | - | 231 |
| Other (1) | - | - | 77 | - | 77 |
| **\\ Book Net Income** | **4,518** | **4,280** | **7,075** | **8,798** | **14,084** |

(1) Basically, it takes into account the disposal of investment by Merchant E-Solutions Inc. made by Cielo.

# summary analysis of recurring income

## Net Income, Returns and Efficiency

**Income Change | R$ million**

Quarter


▼(97)
4,280
(313)
216
(799)
10
(281)
1,172
233
4,518
1Q23
Client NII
Market NII
Expanded ALL
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Operating Income from Insurance
Others (1)
2Q23

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

### Recurring Net Income

R$ billion


6.3
10.4
89.6
7.0
25.6
74.4
5.2
28.6
71.4
1.6
118.6
(18.6)
▲5.6%
4.3
41.4
58.6
4.5
52.5
47.5
2Q21
2Q22
3Q
4Q
1Q23
2Q
Insurance Activities %
Banking Activities %

### ROAE Quarterly and Accrued

%


18.2
18.0
16.3
13.1
10.6
10.9
17.6
18.1
13.0
10.3
3.9
10.6
11.1
2Q21
2Q22
3Q
4Q
1Q23
2Q
Accrued
Quartely
Without Large Corporate Client 100% Provisioned

***Improvement of net income, profitability and operating income in the quarter.***

The increase in the Income from Insurance, Pension Plans and Capitalization Bonds – boosted by the growth of the revenue and the decrease of the claims ratio – as well as gradual improvement of the market NII contributed to the buffering of higher ALL expenses, which continue under pressure due to the conditions of the indebtedness scenario, in particular because of the micro and small enterprises.

The quarterly efficiency indicator showed an improvement of 1.0 p.p., mainly due to the good insurance performance. The accumulated ER movement reflects the larger operating expenses resulting from investments in technology and the collective bargaining agreement.

### ER / Risk-Adjusted ER

%


63.4
61.3
64.9
74.7
79.8
84.8
45.7
44.7
44.8
45.1
45.9
46.8
45.8
42.4
46.5
47.7
47.1
46.1
2Q21
2Q22
3Q
4Q
1Q23
2Q
Quarterly
12-month
12-month risk-adjusted

# net interest income

| R$ million | 2Q23 | 1Q23 | 2Q22 | 1H23 | 1H22 | 2Q23 x 1Q23 R$ | 2Q23 x 1Q23 % | 2Q23 x 2Q22 R$ | 2Q23 x 2Q22 % | 1H23 x 1H22 R$ | 1H23 x 1H22 % |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **\\ Net Interest Income** | **16,556** | **16,653** | **16,361** | **33,209** | **33,422** | **(97)** | **(0.6)** | **195** | **1.2** | **(213)** | **(0.6)** |
| **\\ Client NII (1)** | **16,652** | **16,965** | **16,947** | **33,618** | **32,766** | **(313)** | **(1.8)** | **(295)** | **(1.7)** | **852** | **2.6** |
| Average Balance | 715,212 | 723,153 | 702,799 | 719,183 | 693,193 | (148) | | 243 | | 1,013 | |
| Average Rate | 9.7% | 9.9% | 10.0% | 9.7% | 9.8% | (165) | | (538) | | (162) | |
| **\\ Market NII (2)** | **(96)** | **(312)** | **(587)** | **(409)** | **656** | **216** | **(69.2)** | **491** | **(83.6)** | **(1,065)** | **-** |

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

## Client NII

### Client NII | Indicators



10.0 10.1 9.8 9.9 9.7
6.8 5.8 1.4 (1) 4.2 3.6
R$ billion
16.9 17.5 17.5 17.0 16.7
5.3 7.3 14.9 (2) 9.5 10.3
11.6 10.3 2.6 7.4 6.3
2Q22 3Q 4Q 1Q23 2Q
Net Margin
Expanded ALL
Gross NIM Annualized (%)
Net NIM Annualized (%)

### Product Mix - Individuals



%
June23 24.9 24.0 20.0 15.7 9.3 6.2
Mar23 24.6 23.6 19.8 15.9 9.5 6.7
2022 24.7 23.5 19.4 15.8 9.9 6.7
2021 26.2 24.2 17.1 15.4 10.2 6.8
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

(1) It excludes the effect of the ALL of a Large Corporate client and Portfolio Assignments, the net NIM would be 3.9%; and
(2) It considers the ALL of a 100% provisioned Large Corporate client.

### Change in the client NII | R$ million



16,965
(148)
(242)
(7)
84
16,652
1Q23
Average Volume
Spread
Products Mix
Number of Days
2Q23



32,766
1,013
(231)
69
-
33,618
1H22
Average Volume
Spread
Products Mix
Number of Days
1H23

The client NII showed a decrease of 1.8% and 0.2 p.p. in the gross average rate compared to the first quarter of 2023 due to more restrictive credit policies. We can see an improvement in the delinquency ratios on new crops. However, the net average rate remains under pressure by the stock, increasing the ALL expenses. In 1H23, we grew 2.6% in the client NII in relation to the same period of the previous year, driven by the increase in the average volume of credit as well as the increase in the margins of liabilities.

## Market NII

The variation of the market NII between quarters occurred mainly due to the improvement of the bank's ALM result and the higher gains in treasury operations.

# main funding sources

## Funds Raised and Managed

**R$2.8 tri**

**June23**

△ **1.3%** q/q
△ **7.0%** y/y

**Funds Raised** △ **7.3%** y/y
**Funds and Managed Portfolios** △ **6.6%** y/y

| R$ million | June23 | Mar23 | June22 | Variation % Quarter | Variation % 12 months |
|---|---|---|---|---|---|
| Demand Deposits | 45,939 | 47,967 | 53,903 | (4.2) | (14.8) |
| Savings Deposits | 128,301 | 128,312 | 134,763 | - | (4.8) |
| Time Deposits + Debentures | 431,062 | 417,364 | 388,983 | 3.3 | 10.8 |
| Borrowings and Onlending | 52,225 | 51,123 | 62,497 | 2.2 | (16.4) |
| Funds from Issuance of Securities | 239,361 | 242,411 | 195,341 | (1.3) | 22.5 |
| Subordinated Debts | 49,461 | 47,886 | 53,796 | 3.3 | (8.1) |
| **\\ Subtotal** | **946,348** | **935,061** | **889,284** | **1.2** | **6.4** |
| Obligations for Repurchase Agreements (1) | 267,648 | 274,156 | 235,561 | (2.4) | 13.6 |
| Interbank Deposits | 1,534 | 1,309 | 1,420 | 17.2 | 8.1 |
| Working Capital (Own/Managed) | 128,631 | 124,315 | 126,170 | 3.5 | 2.0 |
| Foreign Exchange Portfolio | 22,565 | 25,215 | 28,340 | (10.5) | (20.4) |
| Payment of Taxes and Other Contributions | 6,310 | 5,649 | 7,800 | 11.7 | (19.1) |
| Technical Provisions for Insurance, Pension Plans and Capitalization Bonds | 340,542 | 332,905 | 307,819 | 2.3 | 10.6 |
| **\\ Funds raised** | **1,713,578** | **1,698,611** | **1,596,394** | **0.9** | **7.3** |
| **\\ Investment Funds and Managed Portfolios** | **1,128,803** | **1,107,422** | **1,059,168** | **1.9** | **6.6** |
| **\\ Total Assets under Management** | **2,842,381** | **2,806,033** | **2,655,562** | **1.3** | **7.0** |

(1) It does not consider debentures.

## Loans vs. Funding

**We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.**

In order to evaluate loan operations vs. funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

| R$ million | June23 | Mar23 | June22 | Variation % Quarter | Variation % 12 months |
|---|---|---|---|---|---|
| **\\ Funding vs. Investments** | | | | | |
| Demand Deposits + Sundry Floating | 52,249 | 53,616 | 61,703 | (2.5) | (15.3) |
| Savings Deposits | 128,301 | 128,312 | 134,763 | - | (4.8) |
| Time Deposits + Debentures | 431,062 | 417,364 | 388,983 | 3.3 | 10.8 |
| Funds from Financial Bills | 230,932 | 233,600 | 183,173 | (1.1) | 26.1 |
| **\\ Customer Funds (1)** | **842,543** | **832,892** | **768,622** | **1.2** | **9.6** |
| (-) Reserve Requirements | (117,876) | (103,691) | (85,451) | 13.7 | 37.9 |
| (-) Available Funds (Brazil) | (14,630) | (14,495) | (15,358) | 0.9 | (4.7) |
| **\\ Customer Funds Net of Reserve Requirements** | **710,037** | **714,706** | **667,813** | **(0.7)** | **6.3** |
| Borrowings and Onlending | 52,225 | 51,123 | 62,497 | 2.2 | (16.4) |
| Other (Securities Abroad + Subordinated Debt + Other Borrowers / Cards) | 89,337 | 88,401 | 97,278 | 1.1 | (8.2) |
| **\\ Total Funding (A)** | **851,599** | **854,230** | **827,588** | **(0.3)** | **2.9** |
| **\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)** | **769,700** | **781,455** | **764,018** | **(1.5)** | **0.7** |
| **\\ B / A** | **90.4%** | **91.5%** | **92.3%** | **(1.1) p.p.** | **(1.9) p.p.** |

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

# loan portfolio

Expanded | in R$ billion

**868.7** -1.2% q/q +1.6% y/y

| individuals | large corporate | SMEs |
|---|---|---|
| 361 -1.2% q/q | 341 +0.1% q/q | 167 -3.9% q/q |

companies (large corporate and SMEs)

## highlights

individuals **+5.7**% y/y

real estate credit | individuals **+7.5**% y/y

credit card | individuals **+14.1**% y/y

## Bacen Portfolio vs. Expanded Portfolio

| R$ million | June23 | Mar23 | June22 | Variation % Quartely | Variation % 12 months |
|---|---|---|---|---|---|
| Individuals | 357,105 | 361,838 | 337,916 | (1.3) | 5.7 |
| Companies | 269,467 | 280,436 | 294,863 | (3.9) | (8.6) |
| **\\ Loan Portfolio - Bacen** | **626,572** | **642,274** | **632,779** | **(2.4)** | **(1.0)** |
| Sureties and Guarantees | 98,987 | 97,828 | 91,363 | 1.2 | 8.3 |
| Securities (1) | 99,757 | 98,213 | 96,657 | 1.6 | 3.2 |
| Other | 43,371 | 40,969 | 34,582 | 5.9 | 25.4 |
| **\\ Expanded Loan Portfolio** | **868,687** | **879,283** | **855,381** | **(1.2)** | **1.6** |
| **\\ Companies** | **507,609** | **513,972** | **513,824** | **(1.2)** | **(1.2)** |
| Large Corporates | 340,553 | 340,096 | 343,119 | 0.1 | (0.7) |
| Micro, Small and Medium-Sized Enterprises | 167,056 | 173,876 | 170,705 | (3.9) | (2.1) |
| **\\ Individuals** | **361,077** | **365,312** | **341,557** | **(1.2)** | **5.7** |
| **Without exchange variation** | | | | **(0.8)** | **2.2** |

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

**+1.6%** in the expanded portfolio in 12 months, especially in products with guarantees, which keep gaining share in the production mix. There was a decrease of 1.2% in the quarter, which reflects the repositioning of the credit policy to less risky modalities.

Loan Portfolio Variation - Bacen



R$ million
642,274
(4,733)
(6,043)
(4,926)
626,572
Mar23
Individuals
SMEs
Large Corporates
June23



R$ million
632,779
19,189
(4,343)
(21,053)
626,572
June22
Individuals
SMEs
Large Corporates
June23

**R$21** bi of **credits released** in 2Q23 through digital channels, with emphasis on payroll-deductible loans and personal loans.

(Total of R$64 bi loans released in 2Q23)

# loan portfolio

## Expanded Loan Portfolio by Client Profile, Product and Currency

| R$ million | June23 | Mar23 | June22 | Variation % Quarter | Variation % 12 months |
|---|---|---|---|---|---|
| **\\ Individuals** | **361,077** | **365,312** | **341,557** | **(1.2)** | **5.7** |
| **Consumer Financing** | **252,101** | **254,769** | **239,938** | **(1.0)** | **5.1** |
| Payroll-deductible Loans | 89,842 | 89,725 | 86,078 | 0.1 | 4.4 |
| Credit Card | 72,165 | 72,294 | 63,224 | (0.2) | 14.1 |
| Personal Loans | 56,581 | 57,974 | 55,500 | (2.4) | 1.9 |
| CDC/Vehicle Leasing | 33,514 | 34,776 | 35,135 | (3.6) | (4.6) |
| **Real Estate Financing** | **86,522** | **86,061** | **80,474** | **0.5** | **7.5** |
| **Other Products** | **22,454** | **24,481** | **21,144** | **(8.3)** | **6.2** |
| Rural Loans | 13,606 | 15,460 | 12,053 | (12.0) | 12.9 |
| Other | 8,848 | 9,021 | 9,092 | (1.9) | (2.7) |
| **\\ Companies** | **507,609** | **513,972** | **513,824** | **(1.2)** | **(1.2)** |
| Working Capital | 133,367 | 141,782 | 149,409 | (5.9) | (10.7) |
| Foreign Trade Finance | 46,371 | 46,615 | 57,189 | (0.5) | (18.9) |
| Real Estate Financing | 22,216 | 21,147 | 18,231 | 5.1 | 21.9 |
| BNDES/Finame Onlendings | 16,274 | 16,208 | 15,668 | 0.4 | 3.9 |
| CDC/Leasing | 26,611 | 27,128 | 25,101 | (1.9) | 6.0 |
| Rural Loans | 26,588 | 23,987 | 22,515 | 10.8 | 18.1 |
| Sureties and Guarantees | 98,407 | 97,236 | 90,680 | 1.2 | 8.5 |
| Securities | 99,757 | 98,213 | 96,657 | 1.6 | 3.2 |
| Other | 38,019 | 41,656 | 38,374 | (8.7) | (0.9) |
| **\\ Expanded Loan Portfolio** | **868,687** | **879,283** | **855,381** | **(1.2)** | **1.6** |
| Real | 809,923 | 822,749 | 803,652 | (1.6) | 0.8 |
| Foreign Currency | 58,764 | 56,534 | 51,729 | 3.9 | 13.6 |

**Portfolio Mix Total**


%
44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
39.2
19.3
41.5
June23
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

**Product Mix Companies**


June23
Working Capital 26%
Securities 20%
Sureties and Guarantees 19%
Foreign Trade Finance 9%
Other 26%

# loan portfolio

## Real Estate Financing



Portfolio
R$ billion
85.5
16.9
68.7
98.7
18.2
80.5
102.3
19.5
82.8
105.3
20.6
84.7
107.2
21.1
86.1
108.7
22.2
86.5
June21
June22
Sept
Dec
Mar23
June
Individuals
Companies



Origination
R$ million
10,094
1,945
8,149
5,393
1,908
3,485
5,585
1,461
4,125
7,603
3,916
3,687
6,060
2,009
4,050
4,307
1,734
2,573
2Q21
2Q22
3Q
4Q
1Q23
2Q
Borrower
Builder

### Profile of the Individual Portfolio – Origination 2Q23

Average term: **343 Months**

| | | | |
|---|---|---|---|
| **R$690 Thousand** | **R$429 Thousand** | **62.2%** | **51.5%** |
| Average Property Valuation | Average Funding | Loan to Value | Loan to Value (Stock) |



Units Financed
35,945
10,545
25,400
17,993
7,529
10,464
18,264
6,728
11,536
22,569
12,832
9,737
15,092
6,572
8,520
10,586
4,736
5,850
2Q21
2Q22
3Q
4Q
1Q23
2Q
Borrower
Builder

## Payroll-Deductible Loans



Portfolio
%
63.1
60.8
60.7
60.9
60.7
61.4
R$ billion
78.4
17.8
66.5
15.6
86.1
37.8
49.6
12.6
88.3
41.3
46.3
12.4
89.2
44.0
44.2
11.8
89.7
46.9
41.7
11.5
89.8
50.2
38.7
11.1
84.4
88.9
June21
June22
Sept
Dec
Mar23
June
Digital Channels%
Branches Network %
Correspondent %
Payroll-deductible Loans/Total Personal Loans



Distribution of the Portfolio by Sector
%
47.5
4.9
47.6
48.3
5.1
46.6
49.9
5.3
44.8
June21
June22
June23
Public Sector
Private Sector
Social Security National Institute (INSS)

### Market Share

| June23 | | |
|---|---|---|
| **14.9%** | **17.3 %** | Social Security |
| Total | **11.5%** | Private |
| | **13.7%** | Public |

We had a growth in the portfolio in the periods, mainly in the public sector. Digital channels remain expanding, with a relevant participation of the mobile channel, which grew 53% in 12 months.

# loan portfolio

## Vehicle Financing



Portfolio
R$ billion
49.9
19.4
30.5
60.9
25.4
35.5
62.7
26.6
36.1
63.8
27.6
36.2
62.7
27.5
35.1
60.9
27.0
33.9
June21
June22
Sept
Dec
Mar23
June
Individuals
Companies



Distribution of the Portfolio by Product
%
5.9
1.4
92.7
5.5
1.2
93.4
5.9
1.3
92.8
June21
June22
June23
Finame Portfolio
Leasing Portfolio
CDC Portfolio

## Bradesco Origination - Financing

| R$1.4 Bi | R$63 Thousand | 44 Months | 38% |
|---|---|---|---|
| Average Monthly Production | Average Ticket | Average Term | Average Inflows |

Production R$ April23 – June23

## Bradesco Origination

| R$0.3 Bi | R$93 Thousand | 47 Months | 42% |
|---|---|---|---|
| Average Monthly Production | Average Ticket | Average Term | Average Inflows |

Production R$ April23 – June23

## Expanded Loan Portfolio Distribution | By Economic Sector

| R$ million | June23 | % | Mar23 | % | June22 | % |
|---|---|---|---|---|---|---|
| **\\ Economic Sector** | | | | | | |
| **\\ Public Sector** | **12,061** | **1.4** | **13,436** | **1.5** | **13,275** | **1.6** |
| Petrol, Derived and aggregated activities | 6,795 | 0.8 | 7,250 | 0.8 | 8,544 | 1.0 |
| Production and Distribution of Electricity | 5,152 | 0.6 | 5,443 | 0.6 | 4,541 | 0.5 |
| Other Sectors | 114 | - | 743 | 0.1 | 190 | - |
| **\\ Private Sector** | **856,626** | **98.6** | **865,847** | **98.5** | **842,106** | **98.4** |
| **Companies** | **495,549** | **57.0** | **500,535** | **56.9** | **500,549** | **58.5** |
| Services | 97,623 | 11.2 | 99,325 | 11.3 | 84,017 | 9.8 |
| Retail | 51,117 | 5.9 | 52,725 | 6.0 | 50,192 | 5.9 |
| Transportation and Concession | 38,537 | 4.4 | 38,071 | 4.3 | 37,764 | 4.4 |
| Real Estate and Construction Activities | 31,841 | 3.7 | 32,662 | 3.7 | 39,004 | 4.6 |
| Wholesale | 26,589 | 3.1 | 26,923 | 3.1 | 28,280 | 3.3 |
| Food Products | 23,871 | 2.7 | 23,213 | 2.6 | 23,248 | 2.7 |
| Automotive | 10,882 | 1.3 | 12,327 | 1.4 | 16,681 | 2.0 |
| Other Sectors | 215,089 | 24.8 | 215,289 | 24.5 | 221,363 | 25.9 |
| **Individuals** | **361,077** | **41.6** | **365,312** | **41.5** | **341,557** | **39.9** |
| **\\ Total** | **868,687** | **100.0** | **879,283** | **100.0** | **855,381** | **100.0** |

# loan portfolio

## Portfolio by Debtors

Diversified portfolio, with no relevant concentrations of specific clients.


%
29.6 29.7 30.1 29.3 29.3 29.9
23.0 22.9 23.6 22.9 22.9 23.4
13.5 14.1 15.0 14.2 14.6 14.8
8.1 8.7 9.8 9.4 9.6 10.0
1.3 1.4 1.4 1.4 1.4 1.5
June21 June22 Sept Dec Mar23 June
100 Largest
20 Largest
Largest borrower
50 Largest
10 Largest

## Flow of Maturities [1]

| % | June23 | Mar23 | June22 |
|---|---|---|---|
| 1 to 30 days | 11.7 | 11.5 | 11.6 |
| 31 to 60 days | 7.2 | 7.4 | 6.6 |
| 61 to 90 days | 5.7 | 6.0 | 5.6 |
| 91 to 180 days | 10.9 | 11.1 | 11.5 |
| **\\ Short-Term** | **35.5** | **35.9** | **35.3** |
| 181 to 360 days | 13.8 | 14.3 | 15.1 |
| Over 360 days | 50.7 | 49.8 | 49.6 |
| **\\ Medium / Long-Term** | **64.5** | **64.1** | **64.7** |

(1) Only normal course operations of the Bacen Portfolio.

## Changes in Expanded Loan Portfolio by Rating | In R$ million (unless otherwise stated)

Loan granting processes meant that **95.5% of the new crops of loans** were rated AA – C (in 12 months), representing 90% of the total portfolio.

| **Changes in Expanded Loan Portfolio by Rating between June 2022 and 2023** | **Total Credit on June 2023** | | **New Customers between July 2022 and June 2023** | | **Remaining clients from June 2022** | |
|---|---|---|---|---|---|---|
| **Rating** | **R$ million** | **%** | **R$ million** | **%** | **R$ million** | **%** |
| AA - C | 768,848 | 88.5% | 47,777 | 95.5% | 721,071 | 88.1% |
| D | 20,739 | 2.4% | 858 | 1.7% | 19,880 | 2.4% |
| E - H | 79,100 | 9.1% | 1,410 | 2.8% | 77,690 | 9.5% |
| **\\ Total** | **868,687** | **100.0%** | **50,046** | **100.0%** | **818,641** | **100.0%** |

## Opening of the Expanded Portfolio by Rating and Client Size (In %)

| **Customer Profile** | **June23** | | | **Mar23** | | | **June22** | | |
|---|---|---|---|---|---|---|---|---|---|
| | **AA-C** | **D** | **E-H** | **AA-C** | **D** | **E-H** | **AA-C** | **D** | **E-H** |
| Large Corporates | 93.3 | 0.3 | 6.4 | 93.0 | 0.3 | 6.7 | 92.6 | 0.2 | 7.2 |
| Micro, Small and Medium-Sized Enterprises | 85.1 | 3.0 | 11.9 | 86.0 | 3.3 | 10.7 | 87.9 | 4.0 | 8.1 |
| Individuals | 85.6 | 4.1 | 10.3 | 86.0 | 4.2 | 9.8 | 88.4 | 3.8 | 7.8 |
| **\\ Total** | **88.5** | **2.4** | **9.1** | **88.7** | **2.5** | **8.8** | **90.0** | **2.4** | **7.6** |

# expenses with expanded ALL

| R$ million | 2Q23 | 1Q23 | 2Q22 | 1H23 | 1H22 | Variation % 2Q23 x 1Q23 | 2Q23 x 2Q22 | 1H23 x 1H22 |
|---|---|---|---|---|---|---|---|---|
| ALL Expenses | (10,362) | (9,726) | (8,148) | (20,088) | (15,199) | 6.5 | 27.2 | 32.2 |
| Income from Credit Recovery | 1,168 | 930 | 1,473 | 2,098 | 3,242 | 25.6 | (20.7) | (35.3) |
| Impairment of Financial Assets | (432) | (281) | 1,805 | (713) | 2,458 | 53.7 | - | - |
| Granted Discounts / Other (1) | (690) | (440) | (443) | (1,130) | (650) | 56.8 | 55.8 | 73.8 |
| **\\ Expanded ALL** | **(10,316)** | **(9,517)** | **(5,313)** | **(19,833)** | **(10,149)** | **8.4** | **94.2** | **95.4** |

(1) Includes the result with BNDU, provision for sureties and guarantees, and others.



Expanded ALL / Expanded Loan Portfolio
%
5.4
1.9
2.5
3.3
6.7
4.5
4.3
4.8
Expanded ALL
R$ billion
8.9
3.5
5.3
7.3
14.9
4.9
10.0
9.5
10.3
2Q20
2Q21
2Q22
3Q
4Q
1Q23
2Q
Large Corporate Client
Without Large Corporate Client
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)
Expanded ALL (Expense) - Without Large Corporate Client / Expanded Loan Portfolio (Annualized)

Expanded ALL still under the impact of the economic scenario when it comes to clients liquidating their debt. In the segments of individuals, micro, small and medium-sized enterprises, there were losses concentrated in older crops. New crops are already showing important improvements in quality in response to restrictive concessions in these segments.

The ALL stock totaled R$60 billion, representing 9.6% of the loan portfolio (+0.3 p.p. in the quarter).



Provision - Wholesale and Retail
R$ billion
3.5
3.6
(0.2)
2Q21
5.3
7.4
(2.1)
2Q22
10.3
10.1
0.2
2Q23
Wholesale
Retail

## Delinquency Ratios

Total ratio between 15 to 90 days

**Improvement of 0.2 p.p. q/q**

Improvement of 0.2 p.p. in the delinquency between 15 to 90 days, with a decrease in all segments, reflecting the quality of new crops that are being produced by a more restrictive credit concession policy, decreasing the delinquency.

Delinquency over 90 dias has started to show a slowdown in its pace of growth when we look closely at the months of the second quarter. The growth in Large Corporate is related to a specific client 100% provisioned in Dec 2022. If this operation was not considered, the index would have shown an improvement of 0.2 p.p.

### 15 to 90 days - %


June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
Apr
May
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

### Over 90 days - %


June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
Apr
May
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

*Without Large Corporate Client 100% provisioned.

### Over 90 days | Without Assignment* - %


R$ billion
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
June
Active Assignment
Total - With Assignment
Total - Without Assignment (1)

(1) Considers only the portfolio in default over 90 days.

# loan indicators

## Coverage Ratios and Provision

Coverage over 90 days focused on the mass portfolio, which is more susceptible to adverse scenarios. This cycle of losses tends to be eased by the new crops, which are being produced by a more restrictive concession policy to lower risk operations. The coverage ratio excluding 100% provisioned operations improved in the month. It is worth mentioning that approximately 56% of the over 90-day late payment portfolio is 100% provisioned.

### Coverage Ratio - %


557
508
506
384
327
298
310
278
253
238
244
325
297
261
235
218
201
204
182
173
165
164
117
115
111
105
101
98
105
99
96
93
92
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
Apr
May
June
Coverage Ratio over 90 Days
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Total ALL / Portfolio Overdue for over 90 Days + Renegotiation

### Portfolio in Arrears


%
3.1
3.2
3.4
4.0
4.4
4.7
5.2
6.3
6.9
2.5
2.6
2.8
3.2
3.5
3.9
4.3
5.1
5.9
R$ million
16,869
18,312
20,996
24,904
27,648
30,108
34,269
40,351
43,511
13,674
15,031
17,339
20,031
22,366
25,076
28,277
32,906
36,773
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
June
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days
Overdue for over 60 days / Bacen Portfolio
Overdue for over 90 days / Bacen Portfolio

In June 2023, the provision of a Large Corporate client, 100% provisioned in Dec 2022, was shifted from supplementary provision to specific provision.

### Composition of the Provision


%
8.1
7.7
7.4
7.6
7.7
7.8
8.8
9.3
9.6
R$ million
44,401
44,624
45,236
47,149
48,790
50,334
57,741
60,032
60,196
11,243
9,968
9,240
9,390
8,749
9,743
11,081
9,397
7,013
21,319
20,987
20,966
20,373
21,309
19,799
22,809
21,880
20,728
11,840
13,669
15,030
17,386
18,732
20,792
23,850
28,756
32,455
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
June
Expected losses
Incurred losses
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

## NPL Creation | 90 Days vs. Write-offs

A significant part of the increase comes from credits 100% provisioned or with a high level of provisions, originating from the renegotiated portfolio and older crops.

### NPL Creation



R$ million
1.4%
1.1%
1.5%
1.1%
1.7%
1.2%
1.9%
1.9%
1.9%
1.8%
7,212
9,180
4,700
2,422
91
2Q22
7,191
9,979
4,828
2,358
5
3Q
8,114
10,902
5,068
3,002
45
4Q
11,995
12,026
7,661
3,886
448
1Q23
11,571 (1)
12,186(2)
7,235
3,615
722
2Q
Large Corporates
Individuals
Without Assignment
Micro, Small and Medium-Sized Enterprises
NPL Creation / Bacen Portfolio

With Large Corporate client 100% provisioned: **(1)** R$13.0 bi; and **(2)** R$13.6 bi.

### Write-offs



R$ million
4,878
2,985
1,739
154
2Q22
4,481
3,157
1,317
7
3Q
4,913
3,219
1,683
12
4Q
7,366
4,524
2,536
306
1Q23
9,134
6,066
2,849
218
2Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

### Gross ALL Expenses X NPL Creation - 90 days



113%
119%
185%
130%
81%
90%
R$ million
7,212
8,148
2Q22
7,191
8,587
3Q
8,114
15,008
4,446(1)
10,562
4Q
11,995
9,726
1Q23
11,571
(2)
10,362
2Q
NPL Creation - 90 days
Gross ALL Expenses
Large Corporate Client
Gross ALL Expenses /NPL Creation - 90 days - Without Large Corporate Client 100% Provisioned
Gross ALL Expenses /NPL Creation - 90 days

**(1)** It does not include provision for sureties and guarantees in the amount of R$405 million; and **(2)** R$13.0 bi with Large Corporate client 100% provisioned.

## Renegotiated portfolio

**48.2%**

of the renegotiation carried out in the quarter were less than 90 days in arrears

Growth of the portfolio in the quarter as expected, maintaining the level of provisioning at high levels.

### Evolution of the balance of the Portfolio


R$ billion
28.5
5.0
23.5
31.4
5.1
26.3
32.6
5.3
27.3
34.4
5.3
29.1
36.4
4.6
31.8
38.0
4.2
33.8
June21
June22
Sept
Dec
Mar23
June
Originated from portfolio in write-off
Originated from active portfolio

### Renegotiated Portfolio / Bacen Portfolio


%
5.2
4.9
4.7
4.9
5.0
5.1
5.2
5.7
6.1
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
June

### Provision (ALL) / Renegotiated Portfolio


%
61.9
63.1
62.3
62.3
62.7
62.5
63.3
63.3
61.6
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
June

### Delinquency ratio over 90 days | Renegotiated Portfolio


%
14.6
15.8
17.8
18.7
18.2
19.8
21.6
23.1
23.7
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
June

# fee and commission income

| R$ million | 2Q23 | 1Q23 | 2Q22 | 1H23 | 1H22 | Variation % 2Q23 x 1Q23 | Variation % 2Q23 x 2Q22 | Variation % 1H23 x 1H22 |
|---|---|---|---|---|---|---|---|---|
| Card Income | 3,655 | 3,620 | 3,467 | 7,275 | 6,610 | 1.0 | 5.4 | 10.1 |
| Checking Account | 1,795 | 1,848 | 1,944 | 3,643 | 3,893 | (2.9) | (7.7) | (6.4) |
| Asset Management | 778 | 780 | 770 | 1,558 | 1,551 | (0.3) | 1.0 | 0.5 |
| Consortia | 525 | 570 | 617 | 1,095 | 1,182 | (7.9) | (14.9) | (7.4) |
| Collections and Payments | 547 | 559 | 581 | 1,106 | 1,156 | (2.1) | (5.9) | (4.3) |
| Loans Operations | 533 | 549 | 704 | 1,082 | 1,435 | (2.9) | (24.3) | (24.6) |
| Custody and Brokerage Services | 341 | 340 | 371 | 681 | 719 | 0.3 | (8.1) | (5.3) |
| Underwriting / Financial Advisory Services | 246 | 145 | 236 | 391 | 472 | 69.7 | 4.2 | (17.2) |
| Other | 336 | 335 | 286 | 671 | 569 | 0.3 | 17.5 | 17.9 |
| **\\ Total** | **8,756** | **8,746** | **8,976** | **17,502** | **17,587** | **0.1** | **(2.5)** | **(0.5)** |
| **\\ Business Days** | **61** | **63** | **62** | **124** | **124** | **(2)** | **(1)** | **-** |

### Card Income

7% growth in the volume traded in relation to 2Q22, which shows the expansion of the card penetration in all segments, with emphasis to High Income, which grew its share in the card portfolio in approximately 4 p.p. in 12 months.

**Volume Traded - Credit Cards**

R$ million



55,750
73,570
78,363
79,537
79,779
78,810
2Q21
2Q22
3Q
4Q
1Q23
2Q

### Checking-Account

Revenues influenced by our strategy of adapting the portfolio to our client's profile, aiming to offer services that are more and more suitable and attractive to our more than 38 million of account holders.

**Checking Account Holders**

In million



34.2
37.6
38.0
38.0
38.3
38.3
2Q21
2Q22
3Q
4Q
1Q23
2Q

### Loans Operations

The reduction in revenues in the periods is related to the lower volume of origination of operations, mainly with working capital in micro and small entrepreneurs, reflection of the repositioning of our credit policy.

### Asset Management

A consistent half year, even in a scenario of aversion to risk and high interest rates, reflecting the offer of products in line with the clients' profile and the capacity of Asset Management to capture opportunities in the market by means of proprietary analysis and a qualified team.

**Investments Funds and Managed Portfolios**

R$ billion



1,082
1,059
1,093
1,102
1,107
1,129
2Q21
2Q22
3Q
4Q
1Q23
2Q



Number of Outstanding Consortium Quotas

In thousands


1,511
1,537
1,573
1,570
1,533
1,497
1,212
1,180
1,206
1,160
1,127
1,100
71
112
114
158
156
150
227
245
254
251
251
247
2Q21
2Q22
3Q
4Q
1Q23
2Q
Real Estate
heavy duty
Auto

## Consortia

More than R$1 billion in revenues in the first half of 2023, even with the reduction of active quotas that were impacted by the termination of contracts concentrated over a 6-month period. We ended the first half with 106% growth in sales in digital channels and 19% in agribusiness.

## Underwriting / Financial Advisory Services

Financial advice in 78 transactions with a volume of R$67 billion in 2Q23, contributing to the positive variations in comparative periods. Below are the main highlights in the period:

**Fixed Income:** Advice and structuring in 70 transactions with a volume of about R$58 billion.

**Variable Income:** We coordinated in 2Q23, four operations with a volume of R$8 billion.

**Mergers and Acquisitions:** Advisory services in four transactions in the quarter, totaling R$1 billion.

**Custody** - In the 2Q23, we registered R$2.2 trillion of assets under custody.

Assets under Custody

R$ billion


▲ 9%
▲ 3%
2,057
2,002
2,109
2,122
2,119
2,188
2Q21
2Q22
3Q
4Q
1Q23
2Q

# operating expenses

| R$ million | 2Q23 | 1Q23 | 2Q22 | 1H23 | 1H22 | Variation % 2Q23 x 1Q23 | Variation % 2Q23 x 2Q22 | Variation % 1H23 x 1H22 |
|---|---|---|---|---|---|---|---|---|
| **\\ Personnel Expenses** | **(6,155)** | **(6,031)** | **(5,718)** | **(12,186)** | **(11,219)** | **2.1** | **7.6** | **8.6** |
| Payroll, Social Charges, Benefits and Training | (5,073) | (4,941) | (4,627) | (10,014) | (9,103) | 2.7 | 9.6 | 10.0 |
| Management and Employee Profit Sharing | (706) | (711) | (839) | (1,417) | (1,614) | (0.7) | (15.9) | (12.2) |
| Terminations Costs and Provision for Labor Claims | (376) | (379) | (252) | (755) | (502) | (0.8) | 49.2 | 50.4 |
| **\\ Administrative Expenses** | **(5,559)** | **(5,418)** | **(5,344)** | **(10,977)** | **(10,427)** | **2.6** | **4.0** | **5.3** |
| Outsourced Services | (1,405) | (1,285) | (1,307) | (2,690) | (2,558) | 9.3 | 7.5 | 5.2 |
| Data Processing and Communication | (963) | (1,060) | (988) | (2,023) | (1,957) | (9.2) | (2.5) | 3.4 |
| Depreciation and Amortization | (1,039) | (1,035) | (867) | (2,074) | (1,714) | 0.4 | 19.8 | 21.0 |
| Facilities [(1)] | (662) | (653) | (647) | (1,315) | (1,310) | 1.4 | 2.3 | 0.4 |
| Financial System Services | (365) | (288) | (275) | (653) | (545) | 26.7 | 32.7 | 19.8 |
| Advertising and Marketing | (311) | (287) | (533) | (598) | (893) | 8.4 | (41.7) | (33.0) |
| Transportation | (188) | (196) | (199) | (384) | (394) | (4.1) | (5.5) | (2.5) |
| Other [(2)] | (626) | (614) | (528) | (1,240) | (1,056) | 2.0 | 18.6 | 17.4 |
| **\\ Other Operating Expenses Net of Revenue** | **(1,360)** | **(1,344)** | **(468)** | **(2,704)** | **(1,586)** | **1.2** | **190.6** | **70.5** |
| Expenses with Marketing of Cards | (460) | (469) | (442) | (929) | (916) | (1.9) | 4.1 | 1.4 |
| Civil and Tax Contingencies | (163) | 154 | (103) | (9) | (355) | - | 58.3 | (97.5) |
| Claims | (168) | (153) | (190) | (321) | (486) | 9.5 | (11.8) | (34.0) |
| Other | (570) | (876) | 267 | (1,446) | 171 | (35.0) | - | - |
| **\\ Total Operating Expenses** | **(13,074)** | **(12,793)** | **(11,530)** | **(25,867)** | **(23,232)** | **2.2** | **13.4** | **11.3** |

**(1)** Contemplates Asset Maintenance and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels and Materials.

85.3 thousand employees

Personnel Expenses – Variation in relation to 2022 reflects the effect of the collective bargaining agreement, which includes a readjustment of 10% in benefits and 8% in wages as of September 2022, in addition to higher expenses with labor claims and termination costs. The quarter variation is due to the seasonality of 1Q23.

Administrative Expenses – Variations due to operation costs and continued technology investments in addition to higher expenses with third-party services and financial systems.

Committed to balance between operational efficiency and quality of the services offered to our clients – with an agile and convenient approach –, we continuously optimize our service network, focused on providing the best experience for the client as well as generating business.

**Branches / Business Units / Service Centers**


8,727
8,227
8,148
7,930
7,773
7,527
4,675
4,325
4,281
4,169
4,119
4,009
884
976
996
897
799
731
3,168
2,926
2,871
2,864
2,855
2,787
June21
June22
Sept
Dec
Mar23
June
Branches
Business Units
Service Centers

Other Operating Expenses, Net of Income – The variations in the periods are influenced by contingencies movement, particularly from civil and tax lawsuits carried out in 1Q23.

# dynamics of the insurance business

**2Q23**

| Income | Quarterly ROAE | Revenues |
|---|---|---|
| R$2,372MM +34.0% q/q +31.3% y/y | 24.5% | R$25,463MM +1.9% q/q +7.7% a/a |

The Grupo Bradesco Seguros recorded revenues of R$50.5 billion and net income of R$4.1 billion (+10.3% and +21.6% vs. 1H22, respectively). The ROAE had a significant evolution of 6.3 p.p. in the quarter, and the financial income showed good performance, influenced by the behavior of the economic and financial indexes. The expansion of revenue, the improvement of the Claims Ratio and Marketing Index and the good performance of the net interest income contributed to the advancement of the operating income, which reached R$8.5 billion in the half (+21.7% vs. 1H22).

Technical provisions grew by 10.6%, exceeding R$340 billion in June, with emphasis on the lines of Health, Life and Pension Plans. The Financial Assets evolved 9.4%, reaching R$364 billion. In indemnities and benefits, R$25.9 billion were paid in the half (+10.6% vs. 1H22).

In 2023, the Insurance Group continues to evolve in the digital transformation journey through new tools and agile processes, the use of artificial intelligence in the Business Portal, advancement in digital acceptance and emphasis on multichannel service to the policyholder. Sales in the digital modality grew 33.4% in the half, exceeding R$1.5 billion.

Bradesco Saúde and Bradesco Vida e Previdência were awarded as best in the categories "Health Insurance" and "Private Pension", respectively, in the research "Best of São Paulo Brands & Services". Bradesco Saúde was also winner of the "Health Leaders 2023" award, in the category "Health Operator and Insurance", and surpassed the three million appointments held by the program Meu Doutor, present in more than 40 cities.

In addition to expanding the offer of coverage and assistance for the "Vida Viva Bradesco", Bradesco Vida e Previdência extended the facilities of digital acceptance to all clients, account holders and non-account holders of Banco Bradesco, across the entire portfolio of individual products.

In the Auto and Property and Casualty segment, Bradesco Seguros was the overall winner of the Qorus-Accenture Innovation in Insurance Awards, held in June in Milan, Italy. The Gold Trophy was part of the Sustainable Claim project, available to Auto and Residential insurance clients, another pioneering initiative of Bradesco Seguros to protect the environment and feed the circular economy.

Bradesco Capitalização has expanded its product portfolio with the launch of the *Max Prêmios Mil*, a new one-time payment security and a 24-month term that allows the client to run for monthly draws.

# statement of income from insurance

| R$ million | 2Q23 | 1Q23 | 2Q22 | 1H23 | 1H22 | Variation % 2Q23 x 1Q23 | Variation % 2Q23 x 2Q22 | Variation % 1H23 x 1H22 |
|---|---|---|---|---|---|---|---|---|
| **\\ Income Statement** | | | | | | | | |
| Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income | 16,082 | 15,046 | 14,200 | 31,128 | 26,861 | 6.9 | 13.3 | 15.9 |
| Retained Claims | (11,090) | (11,076) | (10,256) | (22,166) | (19,048) | 0.1 | 8.1 | 16.4 |
| Capitalization Bond Draws and Redemptions | (1,253) | (1,361) | (1,359) | (2,614) | (2,741) | (7.9) | (7.8) | (4.6) |
| Selling Expenses | (973) | (963) | (837) | (1,936) | (1,678) | 1.0 | 16.2 | 15.4 |
| Financial Results | 2,074 | 2,023 | 1,959 | 4,097 | 3,598 | 2.5 | 5.9 | 13.9 |
| **\\ Income from Insurance, Pension Plans and Capitalization Bonds** | **4,841** | **3,669** | **3,707** | **8,510** | **6,993** | **31.9** | **30.6** | **21.7** |
| Fee and Commission Income | 427 | 436 | 418 | 864 | 839 | (2.1) | 2.1 | 2.9 |
| Personnel Expenses | (519) | (487) | (454) | (1,006) | (892) | 6.5 | 14.1 | 12.7 |
| Other Administrative Expenses | (502) | (436) | (418) | (939) | (756) | 15.2 | 20.1 | 24.1 |
| Others | (460) | (256) | (393) | (716) | (743) | 79.6 | 17.0 | (3.7) |
| **\\ Operating Income** | **3,787** | **2,926** | **2,859** | **6,713** | **5,439** | **29.4** | **32.5** | **23.4** |
| Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries | (1,415) | (1,155) | (1,053) | (2,570) | (2,032) | 22.5 | 34.4 | 26.5 |
| **\\ Lucro Líquido Recorrente** | **2,372** | **1,770** | **1,806** | **4,143** | **3,407** | **34.0** | **31.3** | **21.6** |
| Life and Pension Plans | 1,494 | 1,085 | 768 | 2,579 | 1,292 | 37.7 | 94.6 | 99.6 |
| Health | 243 | 110 | 265 | 353 | 588 | 121.5 | (8.3) | (40.0) |
| Capitalization Bonds | 150 | 179 | 170 | 329 | 356 | (16.4) | (12.0) | (7.7) |
| Property & Casualty and Others | 486 | 397 | 603 | 882 | 1,171 | 22.4 | (19.5) | (24.7) |
| **\\ Selected Asset Data** | | | | | | | | |
| Total Assets | 392,448 | 381,342 | 358,999 | 392,448 | 358,999 | 2.9 | 9.3 | 9.3 |
| Securities | 364,148 | 352,628 | 332,819 | 364,148 | 332,819 | 3.3 | 9.4 | 9.4 |
| Technical Provisions | 340,542 | 332,905 | 307,819 | 340,542 | 307,819 | 2.3 | 10.6 | 10.6 |
| Shareholder's Equity [1] | 36,663 | 33,709 | 31,785 | 36,663 | 31,785 | 8.8 | 15.3 | 15.3 |

(1) In June 2023, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$23,747 million.

## *Income from insurance operations of R$4.8 billion – a growth of 30.6% vs. 2Q22*



Net Income and ROAE
%
7.8
20.9
17.0
21.2
18.2
24.5
R$ million
655
544
155
117
(161)
1,806
768
603
265
170
1,495
727
561
72
135
1,893
1,077
578
81
157
1,770
1,085
397
110
179
2,372
1,494
486
243
150
2Q21
2Q22
3Q
4Q
1Q23
2Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

The good performance of basically all segments in the quarter is substantially influenced by the increase in the revenue, the improvement in the claims ratio and the positive performance of the financial income.

**Bradesco Vida e Previdência:** The profit performance in the annual comparison reflects maintenance of revenue, improvement of the claims ratio and increase in the financial income.

**Bradesco Saúde:** In the quarterly comparison, we highlight the revenue growth, improvement of the claims ratio and marketing index.

**Bradesco Capitalização:** In the annual comparison, the performance of the net income is due to lower income (net of draws, redemptions and marketing expenses) and the decrease in the financial income.

**Property & Casualty and Others:** The profit performance in the quarter is due to the revenue growth, the improvement of the claims ratio, the increase of the financial income and the maintenance of the marketing index.

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose revenues in 1H23 surpassed R$1.5 billion, totaling more than 1.5 million transactions.

The Minimum Capital Required (MCR) in June 2023 amounted to R$13.5 billion.

# revenues and operating income from insurance

## Premium Issued, Pension Contributions and Capitalization Revenues – Revenues and Administrative Efficiency Ratio



%
R$ million
3.8
3.7
3.8
3.7
3.7
3.5
3.6
3.7
4.1
19,874
21,150
21,222
22,114
23,645
25,149
24,495
24,997
25,463
9,171
10,187
10,157
10,598
11,416
11,870
11,168
11,338
11,380
1,540
1,590
1,755
1,717
2,086
2,429
2,312
2,135
2,410
1,379
1,506
1,270
1,593
1,569
1,719
1,488
1,574
1,451
7,784
7,867
8,040
8,206
8,574
9,131
9,527
9,949
10,222
2Q21
3Q
4Q
1Q22
2Q
3Q
4Q
1Q23
2Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

## Retained Claims



%
R$ million
81.6
82.5
81.6
79.7
80.9
80.5
80.2
82.1
81.1
16,630
25,596
34,220
8,791
19,048
29,050
39,417
11,076
22,166
13,652
21,254
29,191
8,279
18,188
27,901
38,105
10,941
21,943
2,978
4,342
5,029
512
860
1,149
1,312
135
223
6M21
9M21
12M21
3M22
6M22
9M22
12M22
3M23
6M23
Claims Reported - Covid-19
Retained Claims
Claims

## Income From Insurance, Pension Plans and Capitalization Bonds



R$ million
1,574(*)
3,422
3,213(*)
4,578
3,527(*)
4,214
3,286(*)
3,798
3,707(*)
4,055
3,469(*)
3,758
4,300(*)
4,463
3,669(*)
3,804
4,481(*)
4,929
687
2,090
2,065
1,639
1,959
1,460
2,241
2,023
2,074
1,848
1,365
687
512
348
289
163
135
88
887
1,123
1,462
1,646
1,748
2,009
2,059
1,646
2,767
2Q21
3Q
4Q
1Q22
2Q
3Q
4Q
1Q23
2Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance in revenue, the improvement in the claims ratio and marketing index, and the growth of the financial income contributed to the evolution of the operating income in the quarter.

# technical provisions and insurance activity indicators

## Technical Provisions

The technical provisions totaled R$340.5 billion in June 2023, an increase of 10.6% in 12 months and 2.3% in the quarter, with greater provisions in the "health", "life" and "pension" segments.


R$ million
288,364 289,111 292,860 301,001 307,819 316,560 324,024 332,905 340,542
260,483 260,782 264,327 271,918 277,831 286,047 292,954 300,734 308,090
14,556 14,918 15,039 15,254 15,598 15,477 15,599 16,572 16,609
8,488 8,492 8,401 8,583 8,803 8,949 9,134 9,163 9,154
4,837 4,918 5,094 5,246 5,587 6,087 6,336 6,435 6,689
June21 Sept Dec Mar22 June Sept Dec Mar23 June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

## Performance Ratios – Combined Ratio / Claims Ratio / Marketing Index


Combined Ratio
%
95.8 95.8 90.9 90.5 91.2 89.2 91.8 93.0 91.2
101.9 103.5 101.9 101.4 102.7 101.3 103.5 104.5 101.3
93.4 94.0 97.9 100.2 96.4 90.9 91.1 95.4 93.5
90.6 81.7 58.1 55.8 60.9 55.1 62.8 59.5 63.3
2Q21 3Q 4Q 1Q22 2Q 3Q 4Q 1Q23 2Q
Life
Health
Auto/P&C
Total (1)

(1) It excludes additional reserves.


Claims Ratio
%
81.9 79.8 79.2 82.1 80.2
92.8 92.8 91.5 94.6 91.5
67.0 59.8 58.3 58.7 59.4
41.4 36.4 41.5 42.2 41.3
29.8 35.4 31.4 38.4 36.8
2Q22 3Q 4Q 1Q23 2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total


Marketing Index
%
7.2 7.3 7.6 7.1 7.0
20.0 20.6 19.5 19.1 19.7
16.1 15.8 15.1 16.3 16.3
15.9 15.1 14.8 14.8 14.8
4.2 4.4 4.6 4.1 4.0
2Q22 3Q 4Q 1Q23 2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

# insurance | additional information

## Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income and Proposals for Pension Plans


In thousand
39,034
2,974
36,060
37,573
2,929
34,644
35,971
2,938
33,033
34,585
2,943
31,642
30,838
2,948
27,890
June22
Sept
Dec
Mar23
June
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

## Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,930
116
3,814
3,977
115
3,862
4,040
114
3,926
3,999
111
3,888
3,892
111
3,781
June22
Sept
Dec
Mar23
June
Company Health Plans
Individual Health Plans

## Number of Auto/P&C Policyholders


In thousand
2,905
1,344
1,561
3,049
1,471
1,578
3,057
1,509
1,548
3,042
1,532
1,510
3,030
1,507
1,523
June22
Sept
Dec
Mar23
June
Auto/Optional Third-Party Liability
P&C

## Number of Active Capitalization Bonds


In thousand
2,943
3,097
3,185
3,188
3,154
33,897
8,045
25,852
24,020
8,423
15,597
21,359
8,602
12,757
20,719
8,328
12,391
20,357
8,364
11,993
June22
Sept
Dec
Mar23
June
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

# basel

**15.5%**
Basel Ratio

**+0.4 p.p.**
**in the quarter**

**Tier I Capital**
**12.9%**
**+0.3 p.p.**

**Common Equity Ratio**
**11.4%**
**+0.3 p.p.**

R$ million

**Total RWA**
**R$956,140**
+1.2% in the quarter
1Q23: R$945,116

**Credit Risk**
**R$855,319**
+0.6% in the quarter
1Q23: R$850,495

**Market Risk**
**R$17,843**
+53.2% in the quarter
1Q23: R$11,643

**Operational Risk**
**R$82,978**
-
1Q23: R$82,978

Tier I ratio showed an improvement, with the increase of +0.3 p.p. vs. March 2023 and +0.5 p.p. vs. December 2022, due to a higher internal capital generation (net income) and the positive effect of the mark-to-market of our securities available for sale.



%
16.0
14.1
1.1
13.1
1.8
June21
15.2
13.7
1.1
12.7
1.4
Sept
15.8
13.7
1.2
12.5
2.1
Dec
15.7
13.7
1.2
12.5
2.0
Mar22
15.6
13.3
1.4
11.9
2.3
June
15.8
13.6
1.5
12.1
2.2
Sept
14.8
12.4
1.5
11.0
2.4
Dec
15.1
12.6
1.5
11.1
2.5
Mar23
15.5
12.9
1.5
11.4
2.7
June
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter



%
Limits since April, 2022(1)
9.50% Tier 1
8.00% Capital Principal
12.6
1.5
11.1
Mar23
0.4
Net Income 2Q23
0.3
MTM of Securities - Equity Valuation Adjustments
(0.3)
Interest on Shareholders' Equity
0.1
Effects of Prudential Adjustments
(0.2)
Risk-Weighted Assets
12.9
1.5
11.4
June23
Common Equity
Additional Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity.

# indicators, guidance & economic perspectives

| | 2Q23 | 1Q23 | 2Q22 | 1H23 | 1H22 |
|---|---|---|---|---|---|
| **\\ Main Indicators (%)** | | | | | |
| Interbank Deposit Certificate (CDI) | 3.15 | 3.25 | 2.91 | 6.50 | 5.42 |
| Ibovespa | 15.91 | (7.16) | (17.88) | 7.61 | (5.99) |
| USD – Commercial Rate | (5.14) | (2.63) | 10.56 | (7.64) | (6.14) |
| General Market Price Index (IGP-M) | (4.65) | 0.20 | 2.54 | (4.46) | 8.16 |
| Extended Consumer Price Index (IPCA) | 0.76 | 2.09 | 2.22 | 2.87 | 5.49 |
| Business Days (#) | 61 | 63 | 62 | 124 | 124 |
| Calendar Days (#) | 91 | 90 | 91 | 181 | 181 |
| **\\ Indicators (Closing Rate)** | | | | | |
| USD – Commercial Rate (R$) | 4.8192 | 5.0804 | 5.2380 | 4.8192 | 5.2380 |
| CDS 5 years (Points) | 177 | 229 | 295 | 177 | 295 |
| Selic - Base Interest Rate (% p.a.) | 13.75 | 13.75 | 13.25 | 13.75 | 13.25 |
| BM&F Fixed Rate (% p.a.) | 11.72 | 12.90 | 13.78 | 11.72 | 13.78 |

## Guidance 2023

| | Disclosed | Realized 1H23 | Reviewed |
|---|---|---|---|
| Expanded Loan Portfolio | 6.5% to 9.5% | 1.6% | 1% to 5% |
| Net Interest Income | 7% to 11% | (0.6%) | 2% to 6% |
| Fee and Commission Income | 2% to 6% | (0.5%) | Maintained |
| Operating Expenses (Personnel + Administrative Expenses + Other) | 9% to 13% (1) | 11.3% | 7% to 11% |
| Income from Insurance, Pension Plans and Capitalization Bonds | 6% to 10% | 21.7% | 21% to 25% |
| Expanded ALL - R$ billion | R$36.5 to R$39.5 | R$19.8 | Maintained |

(1) Administrative and personnel expenses grow in line with inflation.

## Bradesco Forecast

| % | 2023 | 2024 |
|---|---|---|
| USD - Commercial Rate (year-end) - R$ | 4.80 | 4.80 |
| Extended Consumer Price Index (IPCA) | 4.80 | 3.60 |
| General Market Price Index (IGP-M) | (4.10) | 4.50 |
| Selic (year-end) | 11.75 | 9.75 |
| Gross Domestic Product (PIB) | 2.10 | 1.50 |

(This page has been left blank purposefully).

# Additional Information

bradesco

# corporate strategy

**purpose** Create opportunities for the progress of people and the sustainable development of companies and society

**client | our inspiration** Our main goal is to contribute to the achievements of our clients through a service of excellence focused on their needs and objectives

**digital transformation | how we do it** Efficiency, Agility, Connection, Innovation and Simplicity. That is our mindset regarding digital behavior

**people | our team** We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people

**sustainability | made to last** Our focus is on being relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences

# customer-centric

For us, clients come first. Thus, during our 80-year legacy, we keep up to date in relation to the change of behavior. Increasingly digital clients are becoming more autonomous and demanding. They seek practical and personalized solutions.

Aiming to promote the best experience, we united the client's voice to the use of data intelligence through metrics that guide our decision-making process. As a result, we have developed and improved solutions that become increasingly relevant to the client, such as BIA.

In addition to the current trends, Bradesco's Artificial Intelligence highlights the Organization's innovative DNA. Launched in a pioneer way in 2016, it counts on constant improvements, servingthe needs and desires of each client in a resolute and responsive way. Recently, besides allowing  transfers via Pix on the WhatsApp channel, BIA also began to warn clients in cases of potential fraudulent Pix transactions.



**Boleto Híbrido (Hybrid Bank Payment Slip)**

Receipt of payments also by QR Code

Our evolutions also include clients with facilities such as the availability of the **Boleto Híbrido**, which allows the receipt of payments by barcode and QR Code.

## 100% Client

Keeping the client in the center of the strategic decisions, Bradesco continues to push its customer-centric approach by dedicating na exclusive area for journey development and solutions that meed the needs, desires and moment of life of each client.

With a data driven mindset, Bradesco Experience (be.) relies on approximately 500 multidisciplinary professionals focused on promoting the best experience, no matter the interaction channel, be it financial or non-financial services.

# NPS

4Q20 vs. 2Q23
(variation in p.p.)

**+20**
Retail - Individuals

**+18**
Prime

## products

| overdraft | personal loans | payroll-deducted loans |
|---|---|---|
| +30 | +28 | +19 |
| Retail - Individuals | Retail - Individuals | Retail - Individuals |
| +44 | +27 | +16 |
| Prime | Prime | Prime |

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

The client has been at the heart of Bradesco's decision-making since it was founded and, with this commitment part of our very core, we continue to improve the way we support, understand and better respond to their wishes.

Since we adopted the NPS System methodology, we have further improved our customer experience. We work in a structured way because we understand their degree of loyalty and recommendations through independent and in-house surveys that target the strategic agendas transforming the voice of clients into action plans. The NPS System strengthens our connection with the client allows us to deeply understand our strengths and areas for improvement.

One fact that demonstrates the success of our growing client connection is the growth in post-survey interactions, which increased 6 times compared to the previous quarter. Active listening helps us prioritize the most important actions. As a result, key products such as loans saw dozens of sales and after-sales actions implemented, which provided greater transparency and ease in the client journey. As a result, we obtained significant growth in the recommendation rates of overdraft, personal loan and payroll-deductible loan products in the Retail segments.

listen

learn

captivate



# digital transformation

**+170%**

Technology and Innovation investments
2019 to 2022

The growth reflects the **rapid transformation** and the evolution of our **Innovation ecosystem** in addition to our **strategic partnership**...

### Use of generative AI
More efficiency with analytics and insights

### Quantum platform
Participation in the IBM Quantum Network. Exploring cases of high

### Open Finance
3 MM of consents received

### Pioneers in the digital real and strategic partner of the Central Bank of Brazil
Participation made official on June 02

### Business domain-driven development
31 domains with end-to-end journeys

*Cloud enabling Innovation and time-to-market*

**80%** of our agile development portfolio

**40%** of reduction in time-to-market

... and promoting upskilling and reskilling actions of 100% of the IT staff

Cloud | IA | Lean Digital | Cyber | Tech Trends

# new personnel

## diversity, equity and inclusion

commitment to diversity and representativeness

**SIGNED COMMITMENTS:**

- Instituto Ethos
- The Valuable 500
- fórum de empresas e direitos lgbti+
- Iniciativa Empresarial pela Igualdade Racial
- coalizão empresarial pelo fim da violência contra mulheres e meninas
- Princípios de Empoderamento das Mulheres – ONU Mulheres – United Nations Global Compact
- HeForShe

**85.3** thousand employees

**51%** are women

**28%** are Black people

**35%** in leadership positions are women

**22%** in leadership positions are Black people

**5%** are people with disabilities

## UNIBRAD | development solutions and training

education, inclusion and democratization of knowledge

**+ 123** thousand views on Unibrad's website **(in the 2Q23)**

**+ 260** thousand participants in training **(in 2023)**

### main recognitions

**LINKEDIN TOP COMPANIES 2023 Brasil**

Bradesco appears in the top 2 of the ranking

**In 2022**, best Companies to Work For, recognized in the following segments:

**WOMEN GPTW**

**ETHNIC RACIAL GPTW**

**PEOPLE WITH DISABILITIES GPTW**

**TOP EMPLOYERS BRASIL 2023** International Certification

Excellence in people management and employer branding

**Bloomberg's 2023 Gender Equality Index**

It is the 5th year in a row Bradesco integrates into this index

# sustainability

Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

## strategy

Considering the main challenges and global trends of the agenda, we chose three main themes to intensify our performance and purpose.

### sustainable business

Driving positive impact businesses that foster social and environmental development.

### climate agenda

Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities.

### financial citizenship

Promoting education and financial inclusion to leverage socioeconomic development.

## commitments

**Goal** - allocate R$250 billion to assets, sectors and activities with social and environmental benefits by 2025.

**Net-zero** - aligning our loan and investment portfolios to achieve net-zero carbon emissions by 2050.

**PRB Commitment to Health and Financial Inclusion** – accelerating actions for inclusion, health and financial well-being.

**100%** of our structures are supplied by **renewable energy sources.**

**We neutralize 100% of greenhouse gas emissions** (carbon equivalents) generated by our operations.

We **measure** the carbon emissions of **100% of our Corporate loan portfolio.**

## governance

We have a robust sustainability governance structure integrated with risk management and business. The main decisions and the strategic direction are conducted by the Sustainability and Diversity Committee (composed of the Chairman of the Board of Directors, the Board Members, the CEO and the Executive Vice-President). This Committee is required to meet bimonthly.

## transparency

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, and we follow the recommendations of the TCFD in climate reporting.

For more information, visit the Integrated Report

## performance

Our ESG evolution is confirmed through performance mostly above the average for the industry in the evaluations of the main ratios and ratings, both nationally and internationally, such as Dow Jones, ISE, CDP, among others.

## quarter highlight

Up until June 2023, we used **78%** of the total of resources, totaling **R$195 billion**.

# digital in figures

**98%** transactions are carried out through **Digital Channels**

**94%** are concentrated on **Mobile** and **Internet**

## App Individuals + Companies

**Financial Transactions**

**1.6** billion — In the 1H23 **+33%** vs. 1H22

**Access growth**

**15** million — Accesses per day **+35%** vs. June22

Bradesco's App Rating Individuals June 2023

Apple 4.7 Play 4.5

**90%** General satisfaction with the Bradesco App

## Much More Business | App

In R$ | 1H23 x 1H22

**Individuals**

**+49%** Pension Plans

**+30%** Payroll - Deductible Loans (Public, Private and INSS)

**+15%** Insurance

**+8%** Consortia

**Companies**

**+99%** Renegotiation of Debts

**+9%** Investments Funds + CDB

## NPS Individual Mobile

+10 p.p.

4Q20 vs. 2Q23

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

# BIA

2 billion **Interactions**

since its deployment

Bradesco virtual assistant, LISTENS, UNDERSTANDS and ASSISTS clients

- Serves Clients and Employees
- Pioneer bank in the use of AI + voice
- BIA against harassment

## Highlights 2Q23

**Investment recommendations** when logged in the Bradesco App

**Warning of potential fraudulent Pix transactions** by WhatsApp

## Multiplatform

App — Branches — Ágora — Fone Fácil

# My Account

## International digital account

Easier when traveling. Make withdrawals and purchases in more than 200 countries and territories

- 100% digital journey via App
- Personalized debit card
- Quotes based on commercial dollar
- Transfers between a Bradesco account and "My Account" at any time/day

Launched in July 2023, My Account is an international account, 100% digital, whose process can be opened on the Bradesco App itself. To activate the account, simply make a transfer of US$100, My Account will not have a fee to open the account or issue the card. It is possible for the client to transfer resources to My Account with a more attractive exchange rate based on the commercial rate, in real time. The account is available in dollars, but other currencies can be added in the future.

The client will save on the credit, debit and prepaid card due to the reduction of costs involved in a foreign exchange operation. In addition to that, the client will have an international debit card with the Visa brand that will be accepted for both withdrawal and purchase in more than 200 countries and territories.

openfinance

The arrival of Open Finance in Brazil marks a new era in the financial market of the country. With the sharing of data between institutions, clients have access to a greater range of services, which intensifies their decision-making power. Among the information that can be shared, are the balance, overdraft, statement, loan operations with installment tracking, investments, foreign exchange operations, insurance, pension and capitalization.

From the consumption of the data received, our goal is to strengthen the relationship with clients, providing them with better offers and services. As we did by allowing clients to make payments and schedules via Pix using the balance of other financial institutions in which they have an account, all directly on the Bradesco App.

Our pioneering spirit was recognized in **two awards of the financial market**, **FIDinsiders** and the American **Global Finance**.

### hyperpersonalization and financial education

With the best customer experience in mind, we developed a financial manager that consolidates the data of Bradesco accounts and cards and other institutions in one place. In addition to practicality, we want to educate and empower clients to make an active and simplified management of their financial life.

That is why our clients receive personalized insights that help their routine promoting healthier finances.

By June 2023, we reached **13.4 million** users and **82.5 million** accesses.

# ÁGORA INVESTIMENTOS

Ágora, the investment house of Banco Bradesco, is a complete, open and independent investment platform. Prioritizing the investor's journey and experience, it incorporates technology and innovation, as well as a quality content, curatorship of products and specialized assistance. It is dedicated to serving individuals and companies, whether they are Bradesco account holders or not.

## Ágora in Figures

### Client Base

2Q22 — 823 Thousand

2Q23 — 943 Thousand

+ 14%

### Assets under Custody

JUNE22 — R$65.9 Bi

JUNE23 — R$80.7 Bi

+ 22%

## Products and Services in the spotlight



**Ágora Scan**

Artificial Intelligence that suggests products according to the client's profile



**Invista Fácil Ágora**

Five different strategies in the form of five exclusive funds, with investments starting at R$1.00


ÁGORA TRADER

**Ágora Trader**

For high-performance traders: advanced trading platforms + RLP



**Ágora Insights, Play and Cast**

Content, analyses and recommendations from the research team and economists at Ágora



**Ágora Academy**

Educational platform in partnership with the biggest business schools in the country. More than 100 courses, most of them being free



**Ágora Infinite Card**

1% of expenses become cashback + discount on the brokerage fees + no annual fee in the first year

**e|investidor**

The Ágora + Grupo Estado Partnership makes available Information, analysis, content and News from the financial market. It reaches over 2 million users every month.


Assessoria especializada
Apoio de profissionais certificados.


ÁGORA
Baixe o app e descubra o jeito mais fácil de investir.
Abra sua conta sem taxas, sem burocracia e totalmente digital.

## Ágora on the App

All Ágora **Products and Services** available 24/7, on the palm of your hand.

**Ágora's App rating 2Q23**

App Store: 4.4

Google Play: 4.6



Be well informed about everything that happens in the market by accessing our profiles on the social networks.

**next**

As an evolutionary strategy in 2023, next will be even more **connected with the Bank's structures**, maximizing synergy and efficiency gains, as well as expanding the use of our solutions and focusing on customer-centricity.

Around **150 financial products** will be added to the portfolio, including new modalities of Loans and Financing, Insurance and Investments.

With the extensive portfolio of experience and products offered by Bradesco, next will have the ability to customize to ensure success on a digital platform, will continue to expand intelligently, implementing several new features to increase client engagement and, at the same time, improve profitability.

### Amount Total Traded
In million


156.1
171.7
197.1
2Q22
1Q23
2Q23

### Total Traded Volume
Base 100


100
106
117
2Q22
1Q23
2Q23

**digio**

Financial services digital platforms

We surpassed the number of **1 million accounts opened** in partnership with **Uber.**
**We celebrated the first anniversary of the FGTS withdrawal anticipation product,** with approximately **R$1 billion** in financed amount in the period

**8.5** of 10

Excellent level of services in Reclame Aqui and RA1000 seal

Ratings

**iOS** **4.6**

**Android** **4.1**

### Total Accounts
In million


2.8
4.2
6.2
2Q21
2Q22
2Q23

Increase of **48%** (2Q23 vs. 2Q22)

### Total Revenues
In R$ million


238
262
361
2Q21
2Q22
2Q23

Growth of **38%** (2Q23 vs. 2Q22)

### Total Portfolio
In R$ billion


Diversification of the portfolio
with the increase of the representativeness of lower credit risk products
2.5
2.9
4.7
2Q21
2Q22
2Q23

Increase of **66%** (2Q23 vs. 2Q22)

**bradesco bank**

In June 2023, Bradesco **raised the capital of Bradesco Bank by US$230 million**, increasing a **shareholder's equity to approximately US$470 million.** This capital infusion will facilitate Bradesco's long-term growth plan and Bradesco Bank's strategy in the USA. Bradesco Bank has shown a positive performance and in line with its business objectives. The main highlights for the second quarter of 2023 are the following:

Continued growth on Wealth management's **Client Assets and Liabilities (CAL)**, growing **7%** in comparison to March 2023, surpassing **US$4 billion** as of June 2023. Sustained **loan portfolio** growth of **4%** in comparison to March 2023.

# service points and clients

| | June23 | Mar23 | June22 | June23 x Mar23 | June23 x June22 |
|---|---|---|---|---|---|
| **\\ Structural Information - Units** | | | | | |
| Customer Service Points | 85,955 | 85,461 | 84,075 | 494 | 1,880 |
| - Branches | 2,787 | 2,855 | 2,926 | (68) | (139) |
| - Service Centers | 3,443 | 3,498 | 3,645 | (55) | (202) |
| - Electronic Service Centers | 566 | 621 | 680 | (55) | (114) |
| - Business Units | 731 | 799 | 976 | (68) | (245) |
| - Banco24Horas Network | 17,852 | 17,666 | 16,689 | 186 | 1,163 |
| - Bradesco Expresso (Correspondent Banks) | 40,988 | 40,344 | 40,296 | 644 | 692 |
| - Bradesco Financiamentos | 19,573 | 19,663 | 18,790 | (90) | 783 |
| - Losango | - | - | 57 | - | (57) |
| - Branches, Subsidiaries and Representation Office, Abroad | 15 | 15 | 16 | - | (1) |
| ATMs | 44,787 | 45,921 | 48,029 | (1,134) | (3,242) |
| - Onsite Network - Bradesco | 20,604 | 21,679 | 24,149 | (1,075) | (3,545) |
| - Banco24Horas Network | 24,183 | 24,242 | 23,880 | (59) | 303 |
| Employees | 85,284 | 86,212 | 88,129 | (928) | (2,845) |
| Outsourced Employees and Interns | 10,098 | 10,503 | 10,423 | (405) | (325) |
| **\\ Customers - In million** | | | | | |
| Total Customers (1) | 72.0 | 73.3 | 72.2 | (1.3) | (0.2) |
| Account Holders (2) | 38.3 | 38.3 | 37.6 | - | 0.7 |
| Savings Accounts | 65.9 | 64.7 | 65.8 | 1.2 | 0.1 |

(1) It excludes overlap of clients and does not include Bitz customers; and (2) It includes salary account.

# market share

## MAIN PRODUCTS AND SERVICES IN RELATION TO THE MARKET

%

| Bacen | June23 | Mar23 | June22 |
|---|---|---|---|
| **\\ Bank** | | | |
| Demand Deposits | N/A | 9.4 | 9.7 |
| Savings Deposits | N/A | 13.0 | 13.0 |
| Time Deposits | N/A | 13.5 | 14.4 |
| Loans | 10.9 | 11.2 | 12.2 |
| Loans - Private Institutions | 19.2 | 19.6 | 21.2 |
| Loans - Vehicles Individuals (CDC + Leasing) | 12.5 | 13.2 | 14.2 |
| Payroll-Deductible Loans | 14.9 | 14.8 | 15.7 |
| Social Security Institute (INSS) | 17.3 | 17.3 | 18.9 |
| Private Sector | 11.5 | 11.4 | 14.1 |
| Public Sector | 13.7 | 13.5 | 13.6 |
| Real Estate Financing | 9.4 | 9.4 | 9.6 |
| **\\ Consortia** | | | |
| Real Estate | 16.6 (1) | 17.1 | 18.9 |
| Auto | 25.8 (1) | 26.7 | 28.5 |
| Trucks, Tractors and Agricultural Implements | 22.2 (1) | 23.3 | 21.0 |
| **\\ International Division** | | | |
| Export Market | 12.6 | 12.7 | 15.0 |
| Import Market | 6.6 | 7.3 | 7.9 |
| **\\ Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)** | | | |
| Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income | 22.9 (2) | 22.9 | 22.7 |
| Technical provisions for Insurance, Pension Plans and Capitalization Bonds | 22.1 | 22.2 | 22.5 |
| Pension Plan Investment Portfolios (including VGBL) | 22.5 | 22.6 | 22.7 |
| **\\ Anbima** | | | |
| Investment Funds and Managed Portfolios | 16.6 | 16.8 | 16.4 |
| **\\ National Social Security Institute (INSS)/Dataprev** | | | |
| Benefit Payment to Retirees and Pensioners | 30.7 | 30.7 | 31.1 |
| **\\ Brazilian Association of Leasing Companies (ABEL)** | | | |
| Lending Operations | N/A | 22.0 | 22.2 |

(1) Data base: May 2023; (2) Data base: March 2023 (ANS – 1Q23); and N/A – Not available.

# return to shareholders

## main ratios

**price/income ratio** (1)

It indicates the possible number of years (fiscal) in which the investor would recover the capital invested based on the closing prices of common and preferred shares.



6.2
7.5
7.4
7.3
10.6
June22
Sept
Dec
Mar23
June

**price ratio / book value per share**

Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.



1.1
1.2
1.0
0.9
1.0
June22
Sept
Dec
Mar23
June

**dividend yield** (2) (3) **- %**

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by profit sharing.



6.5
3.2
2.8
7.6
6.1
2Q22
3Q
4Q
1Q23
2Q

(1) Recurring net income in 12 months; (2) Source: Economatica; and (3) Calculated by the share with the highest liquidity.

**Recommendation of Markey Analysts Preferred Shares - BBDC4**
(15 reports were analyzed)

| 3 | 8 | 4 |
|---|---|---|
| **Sell** | **Keep** | **Buy** |

Market capitalization

**165.4**
R$ billion
In June 2023

## payout / dividends and interest on shareholders' equity



R$million
74%
35%
44%
52%
69%
15,863
5,548
9,240
10,172
5,773
12M19
12M20
12M21
12M22
1H23
Dividends/Interest on Shareholders' Equity (1) - Gross
Gross Payout - Accumulated in the Year

(1) In 12M19, it considers R$8 billion of extraordinary dividends paid on October 23, 2019. In 12M21, it considers R$2.2 billion of Supplementary dividends/Interest on Shareholders' Equity paid on December 30, 2021. In 12M22, it considers R$6.0 billion of Supplementary Interest on Shareholders' Equity paid on March 8, 2023.

## trading daily average volume



R$ million
1,223
734
489
1,586
1,089
497
1,834
1,138
696
1,636
948
688
1,301
860
441
2019
2020
2021
2022
June23
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

## trading daily average volume – BBDC4



Base 100
209
194
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
June23
BBDC4
Ibovespa

## performance of the Bradesco shares (1)

| In R$ | June23 | Mar23 | June22 | Variation % June23 x Mar23 | Variation % June23 x June22 |
|---|---|---|---|---|---|
| Book Value per Common and Preferred Share | 14.97 | 14.59 | 14.35 | 2.6 | 4.3 |
| Last Trading Day Price – Common Shares | 14.62 | 11.64 | 13.42 | 25.6 | 8.9 |
| Last Trading Day Price – Preferred Shares | 16.43 | 12.95 | 16.08 | 26.9 | 2.2 |

(1) Adjusted for corporate events in the periods.

# additional information

## investor relations area – RI

Generating value means delivering financial income to our **stakeholders** based on resilience, robustness, and speed to fit our clients' needs, based on robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner and through constant dialog with the market.


bradesco
Investir em transparência:
isso tem futuro.

**176**

Meetings and conference calls with the participation of **408** national and international investors of **232** funds

**8**

Events, including **4** international conferences, **2** national conferences and **2** non-deal road shows

Through the Market Relations area (DRM), **we constantly disseminate information regarding the financial-economic performance of the Organization, as well as its governance structure, policies and practices.**

In order to increase stakeholders' knowledge of the Bank, on the IR website it is also possible to find:

- Company **presentations**;
- **Events** calendar;
- Regulatory **forms**;
- **Institutional videos** with messages from the Organization's Executives; and
- Our **strategic positioning** and our **operational management**, among other corporate information.

## ratings

### Fitch Ratings (1)

| | Long-term | Short-term |
|---|---|---|
| Domestic Currency | BB+ | B |
| Foreign Currency | BB+ | B |
| National Scale | AAA(bra) | F1+(bra) |

Viability: **bb+**

Government Support Rating: **bb-**

### S&P Global

| | Long-term | Short-term |
|---|---|---|
| Domestic Currency | BB- | B |
| Foreign Currency | BB- | B |
| National Scale | brAAA | brA-1+ |

### Moody's

| | Long-term | Short-term |
|---|---|---|
| Domestic Currency Counterparty | Ba1 | NP |
| Foreign Currency Counterparty | Ba1 | NP |
| Deposits - Domestic Currency | Ba2 | NP |
| Foreign Currency Deposit | Ba2 | NP |
| National Scale | AAA.br | ML A-1.br |

(1) In July 2023, Brazil's rating was upgraded from "BB-" to "BB", which resulted in the upgrade of Bradesco's long-term ratings in August 2023, from "BB" to "BB+". In addition, the viability rating was upgraded from "bb" to "bb+" and the government support rating from "b+" to "bb-".

# additional information

## capital management

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and in the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the ICAAP Process (Internal Capital Adequacy Assessment Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.

We support Senior Management with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus meeting the determinations of the Central Bank of Brazil, pertinent to the activities of capital management.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

| In R$ million | Basel III Prudential Conglomerate | | | | |
|---|---|---|---|---|---|
| | June23 | Mar23 | Dec22 | Sept22 | June22 |
| **\\ Calculation Basis** | | | | | |
| Regulatory Capital | 148,608 | 142,648 | 144,283 | 156,322 | 152,504 |
| Tier I | 123,250 | 118,614 | 120,624 | 134,271 | 129,636 |
| Common Equity | 109,281 | 104,600 | 106,501 | 119,903 | 115,825 |
| Shareholders' Equity | 159,318 | 155,321 | 154,263 | 156,884 | 152,704 |
| Non-controlling/Other | 262 | 12 | (114) | 81 | 1,345 |
| Phase-in arrangements | (50,298) | (50,733) | (47,649) | (37,062) | (38,224) |
| Additional Capital | 13,969 | 14,014 | 14,123 | 14,368 | 13,811 |
| Tier II | 25,358 | 24,034 | 23,659 | 22,052 | 22,868 |
| **\\ Risk-Weighted Assets (RWA)** | **956,140** | **945,116** | **971,611** | **988,412** | **974,639** |
| Credit Risk | 855,319 | 850,495 | 883,428 | 900,057 | 890,743 |
| Market Risk | 17,843 | 11,643 | 8,844 | 9,016 | 8,641 |
| Operational Risk | 82,978 | 82,978 | 79,339 | 79,339 | 75,255 |
| **\\ Total Ratio** | **15.5%** | **15.1%** | **14.8%** | **15.8%** | **15.6%** |
| Tier I Capital | 12.9% | 12.6% | 12.4% | 13.6% | 13.3% |
| Common Equity | 11.4% | 11.1% | 11.0% | 12.1% | 11.9% |
| Additional Capital | 1.5% | 1.5% | 1.5% | 1.5% | 1.4% |
| Tier II Capital | 2.7% | 2.5% | 2.4% | 2.2% | 2.3% |

# select information - history

| In R$ million (unless otherwise stated) | 2Q23 | 1Q23 | 4Q22 | 3Q22 | 2Q22 | 1Q22 |
|---|---|---|---|---|---|---|
| **\\ Income Statement for the Period** | | | | | | |
| Recurring Net Income | 4,518 | 4,280 | 1,595 | 5,223 | 7,041 | 6,821 |
| Net Interest Income | 16,556 | 16,653 | 16,677 | 16,283 | 16,361 | 17,061 |
| Client NII | 16,652 | 16,965 | 17,480 | 17,527 | 16,947 | 15,818 |
| Net Margin | 6,336 | 7,448 | 2,599 | 10,260 | 11,634 | 10,982 |
| Expanded ALL | (10,316) | (9,517) | (14,881) | (7,267) | (5,313) | (4,836) |
| Fee and Commission Income | 8,756 | 8,746 | 9,251 | 8,856 | 8,976 | 8,611 |
| Operational Expenses | (13,074) | (12,793) | (13,491) | (12,418) | (11,530) | (11,702) |
| Income from Insurance, Pension Plans and Capitalization Bonds | 4,841 | 3,669 | 4,300 | 3,469 | 3,707 | 3,286 |
| **\\ Statement of Financial Position** | | | | | | |
| Total Assets | 1,884,020 | 1,864,026 | 1,830,247 | 1,891,631 | 1,757,780 | 1,724,422 |
| Securities and Derivative Instruments | 792,197 | 758,732 | 779,883 | 774,733 | 755,927 | 727,793 |
| Expanded Loans Portfolio | 868,687 | 879,283 | 891,933 | 878,571 | 855,381 | 834,451 |
| - Individuals | 361,077 | 365,312 | 361,101 | 352,672 | 341,557 | 331,404 |
| - Companies | 507,609 | 513,972 | 530,831 | 525,899 | 513,824 | 503,047 |
| Allowance for Loan Losses (ALL) | (60,196) | (60,032) | (57,741) | (50,334) | (48,790) | (47,149) |
| Total Deposits | 594,313 | 591,356 | 595,927 | 593,579 | 570,305 | 551,231 |
| Shareholders' Equity | 159,317 | 155,321 | 154,263 | 156,884 | 152,704 | 151,099 |
| Assets under Management | 2,842,381 | 2,806,033 | 2,770,585 | 2,824,049 | 2,655,562 | 2,633,530 |
| **\\ Performance Indicators (%)** | | | | | | |
| Recurring Net Income per Share (in 12 month) - R$ (1) | 1.47 | 1.70 | 1.94 | 2.41 | 2.56 | 2.49 |
| Book Value per Common and Preferred Share - R$ (1) | 14.97 | 14.59 | 14.50 | 14.74 | 14.35 | 14.20 |
| Recurring Net Income per Share - R$ (1) | 0.42 | 0.40 | 0.15 | 0.49 | 0.66 | 0.64 |
| Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1) | 0.22 | 0.22 | 0.21 | 0.20 | 0.18 | 0.18 |
| Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1) | 0.24 | 0.24 | 0.23 | 0.22 | 0.20 | 0.20 |
| Annualized Return on Average Equity (2)(3) | 10.9 | 10.6 | 13.1 | 16.3 | 18.0 | 18.0 |
| Annualized Return on Average Assets (3) | 0.9 | 0.9 | 1.1 | 1.4 | 1.6 | 1.6 |
| Fixed Asset Ratio | 24.4 | 23.3 | 28.1 | 24.8 | 26.0 | 26.8 |
| Combined Ratio - Insurance (4) | 91.2 | 93.0 | 91.8 | 89.2 | 91.2 | 90.5 |
| Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5) | 75.8 | 77.3 | 78.5 | 78.7 | 80.5 | 80.9 |
| Efficiency Ratio (ER) (6) | 46.8 | 45.9 | 45.1 | 44.8 | 44.7 | 45.6 |
| Market Capitalization - R$ million (7) | 165,416 | 133,121 | 152,508 | 192,620 | 168,272 | 196,132 |
| **\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)** | | | | | | |
| ALL / Loan Portfolio (%) | 9.6 | 9.3 | 8.8 | 7.8 | 7.7 | 7.6 |
| Non-performing Loans (> 60 days / Loan Portfolio) (%) | 6.9 | 6.3 | 5.2 | 4.7 | 4.4 | 4.0 |
| AA - C Rated Loans / Loans (%) | 85.8 | 86.3 | 87.4 | 88.7 | 88.9 | 89.4 |
| D-rated Loans / Loans (%) | 3.2 | 3.3 | 3.3 | 3.1 | 3.1 | 3.2 |
| E-H rated Loans / Loans (%) | 11.0 | 10.4 | 9.3 | 8.2 | 7.9 | 7.4 |
| D-rated loans | 19,962 | 21,222 | 21,685 | 19,975 | 19,927 | 19,816 |
| Provision for D-rated loans | 3,324 | 3,903 | 4,539 | 4,339 | 4,163 | 5,614 |
| Provision / D-rated loans (%) | 16.6 | 18.4 | 20.9 | 21.7 | 20.9 | 28.3 |
| D-H rated Non-Performing Loans | 47,865 | 45,441 | 38,726 | 33,744 | 30,361 | 27,958 |
| Total Provision / D-H-rated Non-performing Loans (%) | 125.8 | 132.1 | 149.1 | 149.2 | 160.7 | 168.6 |
| E-H Rated Loans | 68,888 | 66,969 | 61,107 | 53,028 | 50,162 | 45,654 |
| Provision for E-H rated loans | 52,779 | 51,549 | 47,997 | 40,630 | 39,063 | 35,995 |
| Provision / E-H rated loans (%) | 76.6 | 77.0 | 78.5 | 76.6 | 77.9 | 78.8 |
| E-H rated Non-Performing Loans | 41,040 | 37,571 | 31,554 | 27,938 | 25,051 | 22,521 |
| Total Provision / E-H-rated Non-performing Loans (%) | 146.7 | 159.8 | 183.0 | 180.2 | 194.8 | 209.4 |
| Delinquency Ratio (> 90 days / Loan Portfolio) (%) | 5.9 | 5.1 | 4.3 | 3.9 | 3.5 | 3.2 |
| Coverage Ratio (> 90 days) (%) | 163.7 | 182.4 | 204.2 | 200.7 | 218.1 | 235.4 |
| Coverage Ratio (> 60 days) (%) | 138.3 | 148.8 | 168.5 | 167.2 | 176.5 | 189.3 |

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Accrued Recurring Net Income; **(4)** It excludes additional reserve; **(5)** In the last 12 months; **(6)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(7)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

# consolidated balance sheet – bradesco

Below we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner:

| R$ million | June23 | Mar23 | June22 | Variation % June23 x Mar23 | Variation % June23 x June22 |
|---|---|---|---|---|---|
| **\\ Assets** | | | | | |
| **\\ Cash and due from banks** | **19,414** | **19,885** | **23,906** | **(2.4)** | **(18.8)** |
| **\\ Financial instruments** | **1,769,596** | **1,750,733** | **1,638,270** | **1.1** | **8.0** |
| Interbank investments | 176,767 | 188,331 | 103,400 | (6.1) | 71.0 |
| Compulsory deposits with the Brazilian Central Bank | 117,876 | 103,691 | 85,451 | 13.7 | 37.9 |
| Securities | 768,684 | 730,525 | 730,769 | 5.2 | 5.2 |
| Derivative Financial instruments | 23,513 | 28,207 | 25,158 | (16.6) | (6.5) |
| Loans | 519,506 | 536,255 | 527,781 | (3.1) | (1.6) |
| Other financial instruments | 163,250 | 163,724 | 165,711 | (0.3) | (1.5) |
| **\\ Leases** | **3,620** | **3,655** | **3,362** | **(1.0)** | **7.7** |
| **\\ Provision for Expected Credit Loss Associated with Credit Risk** | **(60,196)** | **(60,032)** | **(48,790)** | **0.3** | **23.4** |
| Loans | (53,836) | (53,618) | (46,249) | 0.4 | 16.4 |
| Leases | (42) | (46) | (50) | (8.7) | (16.0) |
| Other receivables | (6,318) | (6,368) | (2,491) | (0.8) | 153.6 |
| **\\ Deferred tax assets** | **95,551** | **95,074** | **90,621** | **0.5** | **5.4** |
| **\\ Investments in associates and Jointly Controlled Entities** | **3,954** | **3,672** | **2,958** | **7.7** | **33.7** |
| **\\ Premises and equipment** | **21,434** | **21,727** | **21,353** | **(1.3)** | **0.4** |
| **\\ Intangible Assets** | **48,209** | **47,403** | **42,680** | **1.7** | **13.0** |
| **\\ Depreciation and Amortization** | **(41,517)** | **(40,236)** | **(38,899)** | **3.2** | **6.7** |
| Premises and equipment | (13,504) | (13,280) | (12,666) | 1.7 | 6.6 |
| Intangible Assets | (28,013) | (26,956) | (26,233) | 3.9 | 6.8 |
| **\\ Other assets** | **26,690** | **25,019** | **25,634** | **6.7** | **4.1** |
| **\\ Impairment of Assets** | **(2,736)** | **(2,873)** | **(3,315)** | **(4.8)** | **(17.5)** |
| **\\ Total** | **1,884,020** | **1,864,026** | **1,757,780** | **1.1** | **7.2** |
| **\\ Liabilities** | | | | | |
| **\\ Deposits and Other Financial Instruments** | **1,307,331** | **1,300,528** | **1,215,206** | **0.5** | **7.6** |
| Deposits from banks | 334,960 | 331,229 | 309,552 | 1.1 | 8.2 |
| Deposits from customers | 591,747 | 589,001 | 567,575 | 0.5 | 4.3 |
| Securities issued | 239,361 | 242,411 | 195,341 | (1.3) | 22.5 |
| Subordinated debt | 49,461 | 47,886 | 53,796 | 3.3 | (8.1) |
| Derivative financial instruments | 21,856 | 24,043 | 17,061 | (9.1) | 28.1 |
| Other liabilities | 69,946 | 65,958 | 71,881 | 6.0 | (2.7) |
| **\\ Provision** | **373,789** | **367,029** | **345,419** | **1.8** | **8.2** |
| Insurance technical provisions and pension plans | 340,542 | 332,905 | 307,819 | 2.3 | 10.6 |
| Other reserves | 33,247 | 34,124 | 37,600 | (2.6) | (11.6) |
| **\\ Deferred income tax** | **6,151** | **6,074** | **6,012** | **1.3** | **2.3** |
| **\\ Other liabilities** | **35,571** | **33,240** | **36,818** | **7.0** | **(3.4)** |
| **\\ Total liabilities** | **1,722,842** | **1,706,870** | **1,603,455** | **0.9** | **7.4** |
| **\\ Shareholders' Equity** | | | | | |
| **\\ Shareholders' Equity Attributed to Controlling Shareholders** | **159,317** | **155,321** | **152,704** | **2.6** | **4.3** |
| **\\ Non-controlling interest** | **1,861** | **1,834** | **1,621** | **1.5** | **14.8** |
| **\\ Shareholders' Equity Total** | **161,178** | **157,156** | **154,325** | **2.6** | **4.4** |
| **\\ Total** | **1,884,020** | **1,864,026** | **1,757,780** | **1.1** | **7.2** |

# consolidated balance sheet – insurance

Below we present the main data of the Insurance Balance Sheet, managed in a consolidated manner:

| R$ million | June23 | Mar23 | June22 | Variation % June23 x Mar23 | Variation % June23 x June22 |
|---|---|---|---|---|---|
| **\\ Assets** | | | | | |
| **\\ Current and Long-Term Assets** | **381,999** | **371,202** | **349,873** | **2.9** | **9.2** |
| Securities | 364,148 | 352,628 | 332,819 | 3.3 | 9.4 |
| Insurance Premiums Receivable | 6,289 | 5,834 | 5,070 | 7.8 | 24.0 |
| Other Loans | 11,562 | 12,740 | 11,984 | (9.2) | (3.5) |
| **\\ Permanent Assets** | **10,449** | **10,140** | **9,126** | **3.0** | **14.5** |
| **\\ Total** | **392,448** | **381,342** | **358,999** | **2.9** | **9.3** |
| **\\ Liabilities** | | | | | |
| **\\ Current and Long-Term Liabilities** | **354,970** | **346,852** | **326,472** | **2.3** | **8.7** |
| Technical provisions for Insurance, Pension Plans and Capitalization Bonds | 340,542 | 332,905 | 307,819 | 2.3 | 10.6 |
| Tax, Civil and Labor Contingencies | 2,035 | 2,024 | 2,466 | 0.5 | (17.5) |
| Payables on Insurance, Pension Plan and Capitalization Bond Operations | 495 | 802 | 801 | (38.3) | (38.3) |
| Other obligations | 11,900 | 11,122 | 15,386 | 7.0 | (22.7) |
| **\\ Non-controlling Interest** | **815** | **780** | **741** | **4.4** | **9.9** |
| **\\ Shareholder's Equity** | **36,663** | **33,709** | **31,785** | **8.8** | **15.3** |
| **\\ Total** | **392,448** | **381,342** | **358,999** | **2.9** | **9.3** |

# minimum capital required – grupo bradesco seguros

For companies regulated by SUSEP, CNSP Resolution No. 432/21 establishes that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22 establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated in an economic view, and should be calculated based on the shareholders' equity or the accounting equity, considering the accounting adjustments and others associated with the variation of the economic values.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

# analytical breakdown of statement of income – managerial vs. recurring

| R$ million | Managerial Income Statement [1] | Reclassifications [2] | Non-Recurring Events | Recurring Income Statement [3] |
|---|---|---|---|---|
| | Second Quarter of 2023 | | | |
| **\\ Net Interest Income** | **18,156** | **(1,600)** | **-** | **16,556** |
| Expanded ALL | (9,349) | (967) | - | (10,316) |
| **\\ Gross Income from Financial Intermediation** | **8,807** | **(2,567)** | **-** | **6,240** |
| Income from Insurance, Pension Plans and Capitalization Bonds | 2,767 | 2,074 | - | 4,841 |
| Fee and Commission Income | 8,692 | 64 | - | 8,756 |
| Operating Expenses | (13,467) | 393 | - | (13,074) |
| Personnel Expenses | (5,916) | (239) | - | (6,155) |
| Other Administrative Expenses | (5,557) | (2) | - | (5,559) |
| Other Operating Income / Expenses | (1,994) | 634 | - | (1,360) |
| Tax Expenses | (2,070) | 68 | - | (2,002) |
| Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries | 229 | (0) | - | 229 |
| **\\ Operating Income** | **4,958** | **32** | **-** | **4,990** |
| Non-Operating Income | (42) | 59 | - | 17 |
| Income Tax / Social Contribution and Non-controlling Interest | (399) | (90) | - | (489) |
| **\\ Net Income** | **4,518** | **-** | **-** | **4,518** |

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; it contemplates the relocation, in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income.

# BRGAAP vs. IFRS comparative

The reconciliation of the Shareholders' Equity and Net Income related to June 2023 is shown below:

| Attributed to the controlling shareholders<br>R$ million | Shareholder's Equity June23 | Net Income 1H23 | Net Income 1H22 |
|---|---|---|---|
| **\\ BRGAAP** | **159,317** | **8,798** | **14,085** |
| ALL | 438 | 1,556 | (38) |
| Insurance Contracts | 200 | (940) | 1,528 |
| Goodwill on Business Combination | 4,524 | 93 | 100 |
| Other | 1,975 | (91) | (378) |
| **\\ IFRS** | **166,454** | **9,416** | **15,297** |
| **\\ IFRS vs. BRGAAP Difference** | **7,137** | **618** | **1,212** |

Main Adjustments

**Expected Loss on Financial Assets -** It takes into account: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

**Insurance Contracts -** It comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator, Superintendence of Private Insurance - SUSEP, this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4.

**Goodwill on Business Combinations -** For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

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# Independent Auditor's Report

bradesco

# independent auditor's report

**Independent Reasonable Assurance Report for Banco Bradesco on the process of compilation and presentation of the Consolidated Supplementary Financial information included in the Economic and Financial Analysis Report**

To
Board of Directors of
**Banco Bradesco S.A.**
Osasco - SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the process of compilation and presentation of the consolidated supplementary financial information included in the Bradesco's Economic and Financial Analysis Report for period ended June 30, 2023, in the form of an independent reasonable assurance conclusion on whether Bradesco's assertion that the process of compilation and presentation of the consolidated financial information included in the Economic and Financial Analysis Report is, in all material respects, based on the "Criteria for preparation of the consolidated supplementary financial information" paragraph attached to this report is adequately presented.

**Responsibilities of Management of Bradesco**

Management of Bradesco is responsible for the process of compilation and adequately presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report necessary to enable it to comply with the criteria for the preparation of consolidated supplementary financial information described below, and for the other information contained in this report, and for designing, implementing and maintaining internal control over financial reporting that it determines is necessary to enable such information to be free from material misstatement, whether due to fraud or error.

**Independent Auditor's Responsibility**

Our responsibility is to review the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of an independent reasonable assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Assurance Engagements Other Than Audits and Reviews and ISAE 3000, Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the Federal Accounting Council and the International Auditing and Assurance Standards Board, respectively. Those standards require that we plan and perform the engagement and perform the procedures to obtain reasonable assurance about whether the process for compiling and presenting the consolidated supplementary financial information included in the Economic and Financial Analysis Report is in accordance with the information described in the "Criteria for preparation of the consolidated supplementary financial information" paragraph, in all material respects.

KPMG Auditores Independentes Ltda. ("KPMG") adopts the Brazilian and international standards on quality control, and consequently, maintains a comprehensive quality control system including documented policies and procedures related to compliance with ethical and professional standards, in addition to applicable legal and regulatory requirements.

We comply with the comprehensive code of ethics including detailed independence requirements, which are based on the ethical principles of integrity, objectivity, competence and professional care, confidentiality, and professional behavior.

The procedures selected depend on our auditor's judgment, including the assessment of the risks of material misstatement of the process of compiling and presenting the consolidated supplementary financial information, whether due to fraud or error.

# independent auditor's report

## Independent Reasonable Assurance Report for Banco Bradesco on the process of compilation and presentation of the Consolidated Supplementary Financial information included in the Economic and Financial Analysis Report

In making those risk assessments, we have considered internal control relevant to process of compilation and presentation of the consolidated supplementary financial information in order to determine the assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion on the effectiveness of Bradesco's internal control related to the preparation of the compilation and presentation of the consolidated supplementary financial information. Our work also included: evaluating the appropriateness of the preparation and presentation of the consolidated supplementary financial information, the appropriateness of the criteria used by Bradesco in the process of preparation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report in the circumstances of our work, as well as the consolidated accounting procedures and estimates used in the overall presentation of the consolidated supplementary financial information. The reasonable assurance level is less than an audit.

### Criteria for the preparation of consolidated supplementary financial information

The consolidated supplementary financial information disclosed in the Economic and Financial Analysis Report for period ended June 30, 2023, was compiled by Bradesco's Management based on the consolidated accounting information as of June 30, 2023 and on the criteria described in the Economic and Financial Analysis Report and in the explanatory note 34 of such consolidated accounting information, for the purpose of additional analysis, without, however, being part of the consolidated accounting information disclosed on that date.

### Conclusion

Our conclusion has based on and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report is, in all material respects, in accordance with the information referred to in the "Criteria for the preparation of the consolidated supplementary financial information" paragraph.

São Paulo, August 3, 2023.

KPMG

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

(This page has been left blank purposefully).

# Financial Statements

# 1H23

bradesco

# dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first half of 2023. We follow all accounting practices used in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil.



# economic comment

Economic activity has been slowing gradually. The labor market should lose momentum in the second semester, however the payroll will continue to sustain household consumption and debt reduction. The inflation framework has improved considerably. In addition to the most appreciated exchange rate, inflation expectations declined significantly. We expect the IPCA (Extended Consumer Price Index, in Portuguese) to end the year at 4.8%. Next year, inflation will continue to fall and end the year at 3.6%.

The Copom (Monetary Policy Committee) has initiated a cycle of interest rate cuts, with a 0,50 p.p. reduction in the Selic rate. We expect the interest rate to end this year at 11.75%. In 2024, the Selic rate is expected to stay at 9.75%, completing the cycle of interest cuts with an accumulated reduction of 4.0 percentage points.

Developed countries, in turn, have not yet completed the high interest rate cycle. Activity in the US remains resilient, without indicating signs of recession in the short term. In Europe, the pressure-driven inflation cores and the pace of the labor market suggest continued monetary tightening. Thus, the next decisions of the main central banks will be conditioned on the performance of current economic data.

# highlights for the period

As a result of the partnership between Bradesco and Banco Votorantim, the Asset Manager Tivio Capital was constituted with more than R$ 42 billion under management and R$ 22 billion under custody, which will have Christian George Egan as Chief Executive Officer (CEO).

# strategic focus

Our business strategy is focused on meeting the expectations of clients, based on their needs and moment of life, and increasing their satisfaction by means of an excellent experience in all their interactions with the Organization. Based on this reflection, we structure our strategy on four large pillars that support the corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society.

**Clients – our inspiration:** Our goal is to contribute to the achievements of our clients through a service of excellence, focused on their needs and objectives, promoting the best experience (pleasant and complete) and a relationship based on trust and respect. Having the client at the center of our strategy, we have developed several initiatives to enhance our knowledge of behavior, needs and goals, adding value to each moment and interaction. By using data intelligence and complete business solutions, we provide contextualized offerings according to the client's profile and stage of life. We integrate journeys and processes supported by real-time decision technologies.

**Digital Transformation – how we do it:** Efficiency, Agility, Connection, Innovation and Simplicity. This is our mentality about digital behavior. In an environment full of strong digital transformation, we want to make our customer experience even more fluid, practical and safe. We focus on actions and projects aimed at optimizing the channels that clients use to contact us, reducing the cost of providing services, and constantly seeking efficiency. We aim to maximize value from the client's perspective through a culture focused on continuous improvement, excellence and data use for decision making.

**People – our team:** People are the core of our strategy. We want our company to be the destination for high-performance professionals so they can live in the present whilst building their future. We seek to enhance our professionals' essential and life-changing skills in order to make our corporate strategy feasible. We build an organizational culture based on ethics, transparency and respect for people. We invested in having an innovative, challenging, and diverse environment.

**Sustainability – made to last:** We are agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a sustainable and diversified way, with ethical and transparent actions, through the best balance between risk and return and a robust capital and liquidity structure. We seek to contribute to the sustainable development of society, with a low carbon and inclusive economy. We are committed to managing the socio-environmental and climate risks related to our business. Our performance, guided by diversity and inclusion, reinforces our belief in the transformative potential of people, respecting both individuality and differences. Inclusion and financial education are important drivers for us, because through them we impact and change the lives of thousands of Brazilians.

# highlighted information 1H23

BOOK NET INCOME

**R$ 8.8 bi**

▼ 37.5% p/a

EARNINGS PER SHARE

R$ 0.79 common

R$ 0.87 preferred

ROAE

10.9%

BOOK VALUE PER SHARE

R$ 14.97

MARKET VALUE

R$ 165.4 bi

BASEL RATIO

15.5%

SHAREHOLDERS' EQUITY

**R$ 159.3 bi**

▲ 4.3% a/a

INTEREST ON SHAREHOLDERS' EQUITY **R$ 5.8 bi** (gross) | *Payout* **69.1%** (gross)

**EXPANDED LOAN PORTFOLIO**
(Jun23 vs. Jun22)

**R$ 868.7 bi** (+1.6%)

LARGE COMPANIES: **R$ 340.5 bi** (-0.7%)

INDIVIDUAL: **R$ 361.1 bi** (+5.7%)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$ 167.1 bi** (-2.1%)

**TOTAL DEPOSITS**
(Jun23 vs. Jun22)

**R$ 594.0 bi** (+4.7%)

Time Deposits: **R$ 418.2 bi** (+10.8%)

Savings Deposits: **R$ 128.3 bi** (-4.8%)

Demand Deposits: **R$ 45.9 bi** (-14.8%)

Interbank Deposits: **R$ 1.5 bi** (+8.1%)

**ALLOWANCE FOR LOANS**
(Jun23 vs. Jun22)

**R$ 60.2 bi** (+23.4%)

**SECURITIES**
(Jun23 vs. Jun22)

**R$ 724.7 bi** (+5.5%)

Available-for-Sale Securities: **R$ 283.8 bi** (-1.5%)

Trading Securities: **R$ 335.8 bi** (+17.0%)

Held-to-Maturity Securities [1]: **R$ 105.1 bi** (-6.3%)

(1) As provided for by Article 8 of Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

# 100% client

For us, the client comes first. Therefore, our focus is meet their goals, desires and needs. To accomplish this, we have combined the voice of the client with the use of metrics such as NPS and data intelligence during the development of financial and non-financial solutions, products and services.

This way, we can get to know each client even better, providing solutions that are consistent with their needs, and their desires. This movement takes advantage of the expertise of our Customer Experience (CX) area, responsible for generating insights from multiple data sources, including quantitative and qualitative research, in addition to building and optimizing client journeys across all of Bradesco's customer channels.

Constant work is carried out by the Bradesco Experience (be.), responsible for promoting the best experience to clients, regardless of the channel used by the client to interact with us. It is a team composed of specialized professionals who work with an end-to-end vision in the creation of complete, intuitive and personalized journeys.

By the end of the first half of 2023, our base was composed of 72 million clients.



COMPANIES
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Múltis & Institutional[1]
Companies and Business
Up to R$ 50 mi
Global Private Bank
≥ R$5 mi
Exclusive
R$4,000 to R$14,999.99
$40,000 to R$149,999.99
≥ R$15,000
≥ R$150,000
Prime
Classic
< R$4,000
Non-account holders[2]
INDIVIDUALS
Monthly Income
Annual Billings
Investiment

1 – Asset Management, Pension Funds and Securities Brokers; and

2 – Individual or corporate clients who consume Bradesco Organization products but do not have a bank account.

# service structure

By offering practical and secure services in all sectors that we operate, we maintain a large and modern Customer Service network, which is constantly updated, throughout Brazil and also in strategic locations abroad. In the first half of 2023, the Network comprised 85,955 points, including 2,787 branches and 44,787 ATMs.

## ACESSIBILITY

With 80 years of history, our goal to make clients' lives easier intensifies. For us, accessibility is synonymous with respect and inclusion. Therefore, more than 24 years ago, we started a major transformation movement with the implementation of various solutions, such as launching accessible ATMs, an exclusive Call Center for people with hearing impairments and the development of accessible marketing campaigns. Increasingly addressed and supported by new technologies, the subject continues to receive the dedication it deserves through projects and actions focused on connecting with communities, empowerment, and minimizing the barriers to accessing information, banking and digital inclusion.

## DIGITAL CHANNELS

With clients becoming increasingly more digital and autonomous, we continue to improve our operations in digital solutions. In the first half of 2023, more than 98% of transactions were carried out with Bradesco's Digital Channels, especially using the Bradesco App (Individuals and Companies), which showed a 33% increase in financial transactions compared to the previous year. Our Digital Channels include customer service, products and other services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for clients.

## DIGITAL PLATFORMS

Currently, we have 12 large Digital Platforms serving clients in the Exclusive sector (one of which is exclusively for Corporate clients) and four serving clients in the Prime sector. The clients, depending on their relationship profile, can migrate to use the remote managed assistance, via Telephone/Corporate WhatsApp/Email/Video Call. At the end of the period, we had assisted 1,152 thousand clients in total – 853 thousand Exclusive, 60 thousand Corporate, and 239 thousand Prime. We also have the Bradesco Private Bank Digital Branch, assisting 23 thousand clients in this sector.

## NEXT

The next ecosystem offers financial and non-financial services, including checking accounts, cards, investments, loans, insurance, benefits (*Mimos* next), more than 1.4 million offers at nextShop marketplace, and integration with digital wallets like Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay. We also highlight nextJoy, which is an account for minors with financial and non-financial services and content/functionalities that bring the topic of financial education.

In Open Finance, next has the "*Minhas Finanças*" ("My Finance") feature, an account aggregator that allows the client to view, in a consolidated manner, information on their checking accounts, credit cards and loans from various institutions participating in the system, in addition to personalized recommendations and tips for the client to better manage their finances.

As a result of the actions undertaken, seeking costumer principality, there was a 12% increase in the volume of active clients compared to the same period of the previous year. Also in the same period, 197.1 million transactions were processed, which represent 26% growth compared to the previous year.

## DIGIO

Digio is a multiple digital bank focused on Individuals. The Bank's product portfolio includes credit cards, INSS payroll-deductible loans, anticipated FGTS Birthday Withdrawals and 100% digital payment accounts. In addition to financial products, it is possible to purchase on the App: cell phone top-ups, insurance, dental plans, cashback, e-gifts, discounts, etc.

Digio closed the first half of 2023 with 6.2 million accounts in total, recording a growth of 48% over the same period in 2022.

## INTERNATIONAL OPERATIONS

We have a team of specialists in Brazil and abroad to act on exchange rates, exports, imports, financial transfers and the foreign trade finance market.

Abroad, we have 2 Branches, 11 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Bradesco Bank is positioned to meet the demand of Brazilian and Latin American clients, whether individuals or companies, who wish to access the US market, by offering complete investment, banking and financing solutions.

| BRANCHES | |
|---|---|
| New York | Banco Bradesco S.A. |
| Grand Cayman | Banco Bradesco S.A. |

| REPRESENTATIVE OFFICES | |
|---|---|
| Hong Kong | Banco Bradesco S.A. |
| Guatemala | Representaciones Administrativas Internacionales |

| SUBSIDIARIES | |
|---|---|
| Luxemburg | Banco Bradesco Europa S.A. |
| New York | Banco North America LLC<br>Bradesco Securities, Inc. |
| London | Bradesco Securities UK Limited |
| Hong Kong | Bradesco Securities Hong Kong Limited<br>Bradesco Trade Services Limited |
| Grand Cayman | Cidade Capital Markets Ltd. |
| Mexico | Bradescard México Sociedad de Responsabilidad Limitada |
| Miami | Bradesco Bank<br>Bradesco Investments<br>Bradesco Global Advisors |

# main products and services

## BRADESCO SEGUROS 1H23

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which has made it the market in Brazil and Latin America.

This solid history has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several sectors, such as Car Insurance.

We offer Life Insurance, Health and Dental Plans, Capitalization, Private Pension Plans, and Property and Casualty Plans, which include Home and Property Insurance for Individuals and Companies.

| | |
|---|---|
| Net Income<br>4,143 | ROAE<br>21.4% |
| Shareholders' Equity<br>36,663 | Total Assets<br>392,448 |
| Compensation, Draws and Redemptions Paid<br>42,769 | Securities<br>364,148 |
| Income from Insurance Premiums, Pension Contributions and Capitalization Bonds<br>50,460 | Technical Provisions for Insurance, Pension Plans and Capitalization Bonds<br>340,542 |

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance sector of large risks, P&C (Property and Casualty) and transport, aimed at medium and large-sized corporate clients of the most diverse markets.

A modern structure is available to policyholders and clients, consisting of web and mobile channels, call centers, own premises with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

## CARDS

We have the most complete line of payment methods in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we operate in the Mexican market, as one of the largest issuers of credit cards with exclusivity in leading store chains in that country. In August 2022, we announced the acquisition of the Ictineo Platform, a financial institution focused on Individuals, and the conclusion of the transaction is subject to approval by the Mexican authority (CNBV – Comisión Nacional Bancária y de Valores or National Banking and Securities Commission) and the Brazilian authority (Bacen – Banco Central do Brasil or Central Bank of Brazil).

We are well-positioned with relevant shareholdings, such as Cielo and Elopar – an investment holding company whose investments include Alelo (benefit and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (card/brand provider), and Veloe (mobility and tolls company).

**R$ 158.6 billion** in card transactions in the period

**R$ 4.7 billion** in Fee and Commission Income

## LOAN OPERATIONS

We expanded and diversified offers in distribution channels, especially in digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, maintaining focus on customizing the offers, improving customer experience and assessing their real needs.

We are at full operational capacity. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the credit lines, we highlight:

- **Agribusiness:** we are among the biggest financiers in the agricultural sector in Brazil, offering solutions to assist producers and agroindustries of all sizes. We are present at the main fairs in the sector and we maintain agreements with strategic partners in the Productive Chain, machinery and equipment in the country. We have 14 agribusiness platforms distributed throughout Brazil, with experts and agronomist engineers providing advice to the Service Network and rural producers. In 2023 we launched e-agro, a digital platform that connects producers and suppliers through a simple and agile credit experience;
- **Special Business:** structured operations solutions for wholesale clients, among the largest funders in Emergency Programs, leader in BNDES (Brazilian National Bank for Social and Economic Development) on-lending, market leader in leasing, largest collateral portfolio on the market and market leader in advance payments to suppliers;
- **Real Estate:** we are one of the most relevant in this market, maintaining our commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitalization of processes carried out through real estate partners via APIs. We have real estate platforms, with coverage throughout the country;
- **For Companies:** working capital items, advances on receivables and financing of goods focused on small- and medium-sized enterprises. With Bradesco Corporate, the leader in the Brazilian market in assets for large- and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and
- **Individuals (mass-market):** all personal loans, payroll-deductible loans, vehicle and revolving credit lines enable us to keep transforming our customer experience through the modernization of marketing and after-sales journeys. We highlight the extensive use of algorithms and advanced analytics, by mapping clients' needs in real time, to respond with the best product and the best business conditions considering the life stage of each clients' profile, with a smooth and multi-channel approach.

Balance of the main portfolios in the period:

| R$ billion | Jun23 | Jun22 | Variation % |
|---|---|---|---|
| **Consumer Financing** | **252.1** | **239.9** | **5%** |
| Payroll-deductible Loans | 89.8 | 86.1 | 4% |
| Credit Card | 72.2 | 63.2 | 14% |
| Personal Loans | 56.6 | 55.5 | 2% |
| CDC / Vehicle Leasing | 33.5 | 35.1 | -5% |
| Real Estate Financing | 108.7 | 98.7 | 10% |
| Rural Loans | 40.2 | 34.6 | 16% |
| BNDES/Finame Onlendings | 16.3 | 15.7 | 4% |
| Working Capital | 133.4 | 149.4 | -11% |
| Foreign Trade Finance | 46.4 | 57.2 | -19% |
| Sureties, Guarantees and Securities | 198.2 | 187.3 | 6% |
| Other | 73.5 | 72.6 | 1% |
| **\\ Expanded Loan Portfolio** | **868.7** | **855.4** | **2%** |

## CONSORTIA

Our clients, being account holders or not, have access to the full Bradesco Consórcios portfolio. We have an integrated base for marketing solutions in synergy with Branches, Digital Platforms, and Partners reaffirming the active presence in the sectors of movable and immovable assets.

**R$ 14.8 billion** in revenue in the first six months of the year, resulting in a total portfolio of **R$ 98.3 billion.**

**R$ 1.1 billion** in Fee and Comission Income.

**1.5 million** active quotas, totaling **257 thousand** new quotas sold in the period.

## INVESTIMENT BANKING

Our Investment Banking consists of two main areas: Investment Banking and Global Markets.

As Investment Banking, we advise our clients on the primary and secondary actions: merger transactions, acquisition and sale of assets and companies; and the structuring and distribution of debt instruments in local and international markets. Structured corporate finance operations and projects are under the modality of Project Finance.

In the first half of 2023, Bradesco BBI advised its clients on 119 operations, totaling approximately R$ 97 billion in transaction value.

Our Global Markets area exclusively serves the institutional sector, covering investors domiciled in Brazil, the USA, Europe and Asia. We actively participate in the primary shares and debt market through the distribution of offers coordinated by our Investment Banking.

In the secondary market, we mediate the purchase and sale of shares and derivatives listed on B3, such as commodity futures contracts, DI (Interbank Deposits), dollar, and ratios. We also execute options, swaps, fixed-term contracts listed on B3 and in the organized over-the-counter (OTC) market.

Our Research has 38 professionals in the analysis field of variable income investments, shares strategy and macroeconomics, focused on companies with shares listed on the largest stock exchanges in Latin America, with a coverage of approximately 92% of the MSCI LatAm index.

## ASSET MANAGEMENT

Representing us in the fund and portfolios management market, we have Bradesco Asset Management, one of the leading companies in the industry, with operations in several products and investment solutions for all client profiles. It serves multiple sectors of Individuals and Companies, including Institutional Investors in Brazil and abroad, and Family Offices, ensuring the highest standard of quality in services.

R$ **683,7** billion in investment funds and managed portfolios under management in the period

## ÁGORA INVESTIMENTOS

Ágora, Banco Bradesco's investment house, is a complete, open and independent investment platform for individuals and companies, whether they are account holders of Bradesco or not. In it, its clients find a select portfolio with more than 1,400 investment options among more than 130 institutions across the market, which includes investment funds, fixed income securities, public and private securities, private pension funds, exclusive COEs (Structured Operations Certificate) and a modern and advanced Home Broker to operate in the stock market and futures, either via website or app. In addition, it provides content and quality, unbiased information: in Ágora Play, with four daily livestreams during trading sessions, Ágora Cast, with two daily podcasts in addition to analyses, recommendations and an expanded coverage of companies listed on the stock exchange in Ágora Insights – all in order to help clients make the right decisions when it comes to investing. Democratizing access to information, the Ágora Academy brings more than 100 financial education courses, 50 of which are free, covering courses of professionalization, specialization and even MBAs, all certified by the best business schools in the country.

As a result of its actions, Ágora closed the first half of 2023 with a total base of 943 thousand clients, a growth of 14% over the same period of 2022 and R$80.7 billion of assets in custody, representing a growth of 22% compared to June 2022.

## BROKER

We serve the institutional sector, covering investors domiciled in Brazil, the USA, Europe and Asia.

In the secondary market, we mediate the purchase and sale of shares and derivatives listed on B3, such as commodity futures contracts, interbank deposits, dollar, and ratios. We also execute options, swaps, fixed-term contracts listed on B3 and in the organized OTC market.

We actively participate in the primary stock market through the distribution of the main initial public offering 'IPOs' and also in the secondary market through Follow On operations.

## INVESTIMENTS

Bradesco Investimentos has a complete asset management platform that aims to provide the client with differentiated and personalized investment advice, both in a face-to-face and remote form, covering the whole Banco Bradesco product range, in an accessible and sophisticated way, including investment solutions at Bradesco Asset Management (BRAM), Ágora Investimentos, Treasury and Bradesco Previdência, always considering the client's stage of life, needs, goals and profile.

The investment advice service has a team of investment experts, in addition to the assistance of branch network managers, which complement one another. Clients also benefit from the recommended portfolios, which combine a diverse selection of financial assets, being prepared monthly based on the risk profiles and perspectives of the economic scenario in the local and international environment. Our clients also have the Invest+ Bradesco App, our investment consolidator, which brings the complete view of its resources, including in other institutions, as well as information on profitability, valuation, exclusive content and much more.

# miscellaneous solutions

## CAPITAL MARKETS

We provide a broad range of solutions and services for the capital market through modern infrastructure and specialized professionals, with an emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities; and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

## CASH MANAGEMENT

Our Global Cash Management area structures solutions for international companies that operate in Brazil and national companies that operate abroad, maintaining a partnership with 55 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services with stability, security, tailored solutions and integrated systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies, for the management of accounts receivable and payable and for the collection of taxes and fees.

## PRODUCTS AND SERVICES FOR THE PUBLIC SECTOR

Exclusive platforms serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.7 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Platforms to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 33 Platforms serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

# technology and innovation

We are a bank that evolves in digital transformation combined with the bioeconomy and customer experience. We offer customized, affordable and inclusive financial solutions, developing pioneering innovations such as artificial intelligence, aligned with environmental responsibility, recognized by the Green Program CommScope and the ESG 2022 Integrity Yearbook.

Among the latest digital news are the anticipation of the refund of IRPF 2023 by the App, Internet Banking and ATM and access to income reports through BIA; the journey of pampering in the Bradesco App now grants access to non-banking benefits, such as discount coupons and cashback, and the PIX, carried out in the Bradesco App debiting from another bank through Open Finance, can now also be done by WhatsApp with BIA, who contacts the client to confirm the transactions under analysis for more security.

We offer several solutions to our clients, individuals or companies, from consulting and ease to invest – inside or outside Brazil, to the expansion in solutions for entrepreneurs of any size, such as the issuance of a QR Code bank payment slip, previously exclusive to large companies.

We also evolve solutions for agribusiness with E-Agro, a digital platform for the rural producer. With artificial intelligence and partnerships in this ecosystem, we launched for clients and leads, personalized recommendations, marketplace seller appraiser, agricultural rural credit and the "agro specialist", cognitive assistant to assist in doubts with products and services.

The Card segment has also undergone improvements, such as digital invoicing, which can be spread into more channels, such as Internet Banking and the Cards App, and the advantage of making spot purchases with the seller spreading the value in Bradesco up to 24 times.

Bradesco Seguros has also been improving its digital products and services; through the App it is possible to check and redeem the capitalization, as well as to view the insurance plans and purchase more protections.

Considering our experience in business and technology scenarios, we were selected to participate in the Digital Real pilot of the Central Bank of Brazil, in order to assist in the development of initiatives that deliver to society the benefits of the digital currency.

We continuously seek the technological vanguard to enchant our customers, investing in innovative projects such as the "Metaverse Experience" and the "Payment Initiator". We were recognized by the Global Finance magazine in 2023 as the best Brazilian bank in solidity, financial security, strategic relationships, capital investment, innovation in products and services, customer service, risk management and intelligent use of technology.

We were also first place in Idwall's onboarding ranking, whose research evaluates the user experience with the main Brazilian banks - and recognizes the satisfaction of the Bradesco client, the constant center of our strategies and what makes us an increasingly better and more complete Bank, growing continuously through sustainable innovations and quality in customer services.

# human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and family life.



Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 85,284 employees – 73,631 of Bradesco and 11,653 of affiliated Companies. Among outsourced employees, we had 7,978 associates and 2,120 interns.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br.

# sustainability for bradesco

The commitment to sustainable development is one of the strategic drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand that the management of guidelines and the engagement of environmental, social, and governance (ESG) aspects are essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and society.

Our Sustainability Strategy is based on the promotion of a change agenda by focusing on three main themes: Sustainable Business, Climate Agenda, and Financial Citizenship, aligned with the Sustainable Development Goals (SDGs) of the UN.

Our ESG management is recognized by the market and our performance has ensured our positioning in the national and international ratios and ratings, such as Dow Jones, ISE, CDP, MSCI, among others.

In June 2023, we reached 78% of our sustainable business target. Up to 2025, we will be directing R$250 billion for assets, sectors and activities with socio-environmental benefits by using the corporate credit, advice on the capital market and sustainable financial solutions. Our classification criterion addresses 149 CNAEs (National Classification of Economic Activities), in addition to including the RSA analysis and environmental constraints.

We are committed to the sustainable development of Brazil and continue our journey, reinforcing our purpose as a Financial Institution.

Follow our initiatives and performance through the websites bradescori.com.br and bradescosustentabilidade.com.br.

# corporative governance

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily, when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first half of 2023, seven meetings were held, one of which was annual and six special.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

## INTERNAL AUDIT

It is incumbent upon the Audit and General Inspectorship Department, which functionally reports to the Board of Directors, assessing the governance, businesses, structures technologies and processes of the Bradesco Organization, independently, in order to contribute to the risk mitigation, adequacy of Procedures and the effectiveness of the management of Internal Controls, in compliance with Internal and External Policies, Standards and Regulations.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

# policy for distribution of dividends and interest on shareholders' equity

In the first half of 2023, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 4.1% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

# integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Climatic, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.



### INDEPENDENT VALIDATION OF MODELS

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), newly created board, with subordination to the Chief Risk Officer (CRO), effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Technical Commission for the Evaluation of Models and Risk Committees.

## compliance, ethics, integrity and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

## independent audit

In compliance with CVM Resolution No. 162/22, the Bradesco Organization has an Independent Audit Hiring Policy with guidelines related to governance, transparency, compliance, objectivity and independence in hiring and providing the Bradesco Organization's Financial Statements Audit, and that disseminates the corporate culture of compliance with not hiring the same company for other services that may be considered an eventual conflict of interest and loss of independence in the execution of its activities.

The Bradesco Organization hired services from KPMG *Auditores Independentes* not related to the Financial Statements Audit. Information related to the audit fees is made available annually in our Reference Form.

# social investments

## FUNDAÇÃO BRADESCO

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private and free socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive.

Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

**R$ 1.1 billion**

Total budget for 2023

**R$ 846 million** are allocated for Activity Expenses.

**R$ 285 million** are for investments in infrastructure and Educational Technology.

And these investments allow us to have:

**SCHOOL NETWORK**

**More than 61,000 students benefited** primarily in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level - nationwide.

**VIRTUAL SCHOOL**

**More than 2 million users** will complete at least one of the free, quick courses available on the portal.

**PROJECTS AND PARTNERSHIP INITIATIVES**

**More than 8,000 beneficiaries** in educational and information technology courses and lectures.

## BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity to support the development of children and young people by means of the Bradesco *Esportes e Educação* (Sports and Education) Program. In more than 35 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, unified educational centers, public and private schools and in its center of sports development, all in Osasco (State of São Paulo), with 1,200 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

# recognitions

- Bradesco Global Private Bank was featured in **Global Finance's Private Bank Awards 2023**, awarded Best Private Bank for Intergenerational Wealth Management, in the Global category, and Best Private Bank Digital Solutions for Clients, in the Latin America category (Global Finance).
- We received an award with the case 'Client's Positive Cycle' at the **Ouvidorias Brasil 2022** (Brazilian Association of Customer-Company Relations) award.
- We are among the best rated companies in the **S&P Global Sustainability Yearbook 2023**, as one of the most committed companies with society and the planet for their sustainable practices (S&P Global).
- We integrate **Bloomberg's 2023 Gender-Equality Index**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- We were recognized by the **Great Place to Work 2022** label, in the ethnic-racial categories (11th place), women (5th place) and PwD (2nd place).
- We are among the **most valuable Brazilian brands** according to the ranking published by global consultancy Interbrand.

- We were recognized at **Lite – Latam Inclusive Tech Awards** as Top Latam Tech Female Employer in the category more than 5001 employees (Laboratoria).
- We are **the best rated bank by clients** in the index that measures the quality of service provided by banks and platforms, published on the site *Valor Investe* (Column in partnership with FGV).
- We ranked second in the **LinkedIn Top Companies** ranking, an annual list that highlights the 25 best workplaces for career development in Brazil (LinkedIn).
- We were recognized by **one of the best internship programs** in Brazil at the 14 CIEE Award (CIEE).
- Bradesco BBI received awards in 4 Latin American categories of the **Sustainable Finance Awards 2023**. Outstanding Leadership in Green Bonds, Outstanding Leadership in Transition/Sustainability Linked Bonds, Outstanding Leadership in Sustainable Infrastructure Finance and Outstanding Leadership in Project Finance (Global Finance).
- Inovabra was recognized as one of the best financial innovation laboratories in the world. Bradesco was also featured in the **Top Innovations in Finance** (Global Finance) award.
- Bradesco Asset funds are among the ten most profitable in several categories in the V**alor Funds Guide** in partnership with the Getulio Vargas Foundation (FGV).
- Bradesco was **recognized for its Green Program in the recycling** of copper cables and ecological waste disposal (CommScope).
- Bradesco won the gold award as **Best Payment Initiator** in two consecrated awards: FIDInsiders, in the category innovation in payment initiator solutions, and Global Finance, as the best financial innovations in the world 2023, in the Open Banking category.
- Bradesco was chosen by the Global Finance magazine, an international publication specialized in finance, as the best sub-custodian bank in Brazil in the **21st annual award as the Best Subcustodian Bank**.

# acknowledgments

Bradesco's growth strategy, always based on the ideals of quality and efficiency, reaffirms its vocation to exceed expectations, allowing it to achieve the expected results for the semester. In this sense, the support and trust of our shareholders and customers and the dedicated work of our employees and other associates were decisive. To all of them, our thanks.

Cidade de Deus, August 3, 2023

**Board of Directors and Board of Executive Officers**

# Statement of Financial Position

| | Note | On June 30, 2023 | On December 31, 2022 |
|---|---|---|---|
| | | | R$ thousands |
| Assets | | | |
| Cash and due from banks | 5 | 20,341,546 | 20,548,372 |
| Financial instruments | | 1,727,473,925 | 1,665,001,949 |
| - Interbank investments | 6a | 177,106,917 | 122,479,579 |
| - Compulsory deposits with the Brazilian Central Bank | 7a | 117,875,591 | 101,973,384 |
| - Securities | 8b | 724,671,253 | 712,537,190 |
| - Derivative financial instruments | 9b | 23,934,738 | 16,258,496 |
| - Loans | 10a | 520,016,712 | 543,270,854 |
| - Other financial instruments | 11 | 163,868,714 | 168,482,446 |
| Leases | 10a | 3,619,528 | 3,574,170 |
| Expected credit loss associated with credit risk | | (60,196,372) | (57,740,555) |
| - Loans | | (53,835,505) | (51,703,525) |
| - Leases | | (41,762) | (45,795) |
| - Other receivables | | (6,319,105) | (5,991,235) |
| Deferred income tax assets | 33c | 95,061,278 | 91,519,016 |
| Investments in associates and jointly controlled entities | 12a | 9,398,875 | 9,042,041 |
| Premises and equipment | 13 | 20,648,269 | 20,965,376 |
| Intangible assets | 14b | 42,828,544 | 42,225,480 |
| Accumulated depreciation and amortization | | (39,277,221) | (39,280,577) |
| - Premises and equipment | 13 | (13,007,670) | (13,089,209) |
| - Intangible assets | 14b | (26,269,551) | (26,191,368) |
| Other assets | 15 | 25,624,417 | 26,600,909 |
| Accumulated impairment of non-financial assets | | (2,900,711) | (3,131,714) |
| Total assets | | 1,842,622,078 | 1,779,324,467 |

| | | | |
|---|---|---|---|
| Liabilities | | | |
| Deposits and other financial liabilities | | 1,271,539,739 | 1,229,646,750 |
| - Deposits from banks | 16 | 304,863,392 | 281,948,038 |
| - Deposits from customers | 17 | 591,410,406 | 590,682,206 |
| - Securities issued | 18 | 229,209,587 | 222,257,328 |
| - Subordinated debts | 19a | 49,461,465 | 52,241,332 |
| - Derivative financial instruments | 9b | 24,155,214 | 13,341,324 |
| - Other financial liabilities | 20 | 72,439,675 | 69,176,522 |
| Provisions | | 373,102,030 | 359,977,830 |
| - Technical provisions for insurance, pension plans and capitalization bonds | 21a I | 340,541,526 | 324,024,070 |
| - Other provisions | 21b | 32,560,504 | 35,953,760 |
| Deferred income tax liabilities | 33e | 6,077,162 | 5,707,023 |
| Other liabilities | 23 | 31,717,956 | 28,991,650 |
| Total liabilities | | 1,682,436,887 | 1,624,323,253 |
| Shareholders' equity | | | |
| Capital | | 87,100,000 | 87,100,000 |
| Treasury shares | | - | (224,377) |
| Capital reserves | | 11,441 | 11,441 |
| Profit reserves | 24b | 76,364,692 | 73,564,208 |
| Other comprehensive income | | (4,158,619) | (6,188,049) |
| Equity attributable to shareholders of the parent | | 159,317,514 | 154,263,223 |
| Non-controlling interests | 25 | 867,677 | 737,991 |
| Total equity | | 160,185,191 | 155,001,214 |
| Total equity and liabilities | | 1,842,622,078 | 1,779,324,467 |

The accompanying Notes are an integral part of these Consolidated Financial Statements.

# Income Statements

| | Note | R$ thousands | |
|---|---|---|---|
| | | Six-month period ended June 30 | |
| | | 2023 | 2022 |
| **Revenue from financial intermediation** | | 99,666,247 | 90,005,100 |
| - Loans | | 54,118,564 | 49,647,193 |
| - Leases | | 276,359 | 211,447 |
| - Net gain or (loss) with securities and interbank investments | 9f III | 36,613,729 | 29,277,745 |
| - Net gain or (loss) from derivative financial instruments | 9e | 1,345,956 | 2,186,869 |
| - Financial income from insurance, pension plans and capitalization bonds | | 2,171,810 | 2,749,894 |
| - Foreign exchange income or (loss) | 11 | (64,812) | 3,228,189 |
| - Compulsory deposits with the Brazilian Central Bank | 7b | 4,834,769 | 3,552,553 |
| - Gain or (loss) on sale or transfer of financial assets | | 369,872 | (848,790) |
| **Expenses from financial intermediation** | | (61,826,397) | (46,603,375) |
| - Retail and professional market funding | 16e | (59,365,078) | (42,805,112) |
| - Borrowing and on-lending | 16d | (2,461,319) | (3,798,263) |
| **Net revenue from financial intermediation** | | 37,839,850 | 43,401,725 |
| **Expected credit loss associated with credit risk expenses** | | (19,010,947) | (13,139,339) |
| - Loans | | (18,454,038) | (13,256,354) |
| - Leases | | 3,778 | 6,978 |
| - Other receivables | | (560,687) | 110,037 |
| **Gross income from financial intermediation** | | 18,828,903 | 30,262,386 |
| **Net other operating income (expenses)** | | (10,672,698) | (11,305,095) |
| - Fee and commission income | 26 | 10,276,334 | 10,316,779 |
| - Income from banking fees | 26 | 3,561,488 | 3,871,020 |
| - Other income from insurance, pension plans and capitalization bonds | 21a III | 4,412,982 | 3,394,166 |
| - Personnel expenses | 27 | (11,300,324) | (10,545,989) |
| - Other administrative expenses | 28 | (10,658,240) | (10,134,449) |
| - Tax expenses | 29 | (3,712,175) | (3,792,038) |
| - Share of profit (loss) of associates and jointly controlled entities | 12a | 1,059,403 | 667,863 |
| - Other operating income | 30 | 7,387,070 | 7,086,010 |
| - Other operating expenses | 31 | (10,472,358) | (11,116,890) |
| - Provision (expenses)/reversals | | (1,226,878) | (1,051,567) |
| - Labor | | (616,507) | (483,372) |
| - Tax/Civil | | (486,220) | (340,821) |
| - Others | | (124,151) | (227,374) |
| **Operating profit** | | 8,156,205 | 18,957,291 |
| **Non-operating income/(expense)** | 32 | (26,562) | 482,255 |
| **Income before income tax and non-controlling interests** | | 8,129,643 | 19,439,546 |
| Income tax expense | 33 | 796,754 | (5,237,492) |
| Non-controlling interests in subsidiaries | | (128,860) | (117,538) |
| **Net income** | | 8,797,537 | 14,084,516 |
| | | | |
| **Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):** | | | |
| - Earnings per common share | 24e I | 0.79 | 1.26 |
| - Earnings per preferred share | 24e I | 0.87 | 1.38 |

The accompanying Notes are an integral part of these Consolidated Financial Statements.

# Statement of Comprehensive Income

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| **Net income for the period** | 8,797,537 | 14,084,516 |
| Non-controlling interests | 128,860 | 117,538 |
| **Net income attributable to shareholders of the parent and non-controlling interest** | 8,926,397 | 14,202,054 |
| | | |
| Items that may be subsequently reclassified to the income statement | 2,029,441 | (3,736,624) |
| | | |
| Securities available for sale | 2,066,273 | (3,378,593) |
| - Own and Subsidiaries | 4,206,443 | (5,802,418) |
| - Associates and jointly controlled entities | (620,438) | 48,820 |
| - Tax effect | (1,519,732) | 2,375,005 |
| | | |
| Cash flow hedge | (83,532) | (632,069) |
| Hedge of investment abroad | 33,949 | 169,452 |
| Tax effect | 21,444 | 203,844 |
| | | |
| Foreign exchange differences on translations of foreign operations | (8,693) | (99,258) |
| | | |
| Items that cannot be reclassified to the income statement | (11) | 19 |
| | | |
| Others | (11) | 19 |
| | | |
| **Total other comprehensive income** | 2,029,430 | (3,736,605) |
| **Comprehensive income for the period** | 10,955,827 | 10,465,449 |
| | | |
| Attributable to shareholders: | | |
| Shareholders of the parent | 10,826,967 | 10,347,911 |
| Non-controlling interests | 128,860 | 117,538 |

The accompanying Notes are an integral part of these Consolidated Financial Statements.

## Statement of Changes in Shareholders´Equity

R$ thousands

| | Capital | Capital reserves | Profit reserves | | Accumulated other comprehensive income | Treasury shares | Retained earnings | Total |
|---|---|---|---|---|---|---|---|---|
| | | Share premium | Legal | Statutory | | | | |
| **Balance on December 31, 2021** | 83,100,000 | 11,441 | 11,548,007 | 56,122,893 | (2,994,628) | (666,702) | - | 147,121,011 |
| Capital increase with reserves | 4,000,000 | - | - | (4,000,000) | - | - | - | - |
| Cancellation of treasury shares | - | - | - | (666,702) | - | 666,702 | - | - |
| Asset valuation adjustments (1) | - | - | - | - | (3,736,605) | - | - | (3,736,605) |
| Net income | - | - | - | - | - | - | 14,084,516 | 14,084,516 |
| Allocations: | | | | | | | | |
| - Reserves | - | - | 704,226 | 8,615,173 | - | - | (9,319,399) | - |
| - Interest on Equity Paid and/or provisioned | - | - | - | - | - | - | (4,765,117) | (4,765,117) |
| **Balance on June 30, 2022** | 87,100,000 | 11,441 | 12,252,233 | 60,071,364 | (6,731,233) | - | - | 152,703,805 |
| | | | | | | | | |
| **Balance on December 31, 2022** | 87,100,000 | 11,441 | 12,584,615 | 60,979,593 | (6,188,049) | (224,377) | - | 154,263,223 |
| Cancellation of treasury shares | - | - | - | (224,377) | - | 224,377 | - | - |
| Asset valuation adjustments (1) | - | - | - | - | 2,029,430 | - | - | 2,029,430 |
| Net income | - | - | - | - | - | - | 8,797,537 | 8,797,537 |
| Allocations: | | | | | | | | |
| - Reserves | - | - | 439,877 | 2,584,984 | - | - | (3,024,861) | - |
| - Interest on Equity Paid and/or provisioned | - | - | - | - | - | - | (5,772,676) | (5,772,676) |
| **Balance on June 30, 2023** | 87,100,000 | 11,441 | 13,024,492 | 63,340,200 | (4,158,619) | - | - | 159,317,514 |

(1) Includes the effects of foreign exchange variation related to the translation of foreign operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

# Statements of Cash Flow

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Cash flows from operating activities: | | |
| Income before income taxes and non-controlling interests | 8,129,643 | 19,439,546 |
| Adjustments for: | 36,149,619 | 16,250,686 |
| - Effect of changes in exchange rates on cash and cash equivalents | (111,450) | (678,835) |
| - Expected credit loss associated with credit risk | 19,010,947 | 13,139,339 |
| - Depreciation and amortization | 3,120,748 | 2,561,699 |
| - Constitution/Reversion of impairment losses of assets | 614,279 | (2,782,315) |
| - Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions | 1,927,681 | 1,692,630 |
| - Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds | 16,329,354 | 15,079,873 |
| - Share of profit (loss) of associates and jointly controlled entities | (1,059,403) | (667,863) |
| - (Gain)/Loss on investments | 8,023 | (350,432) |
| - (Gain)/loss on sale of fixed assets | (33,970) | (16,012) |
| - (Gain)/loss on sale of non-financial assets held for sale | (51,407) | (156,679) |
| - Foreign exchange variation from other assets and liabilities overseas | (3,605,183) | (11,570,719) |
| **(Increase)/Decrease in assets** | **(58,171,775)** | **(4,039,231)** |
| - Interbank investments | (16,388,724) | 7,541,446 |
| - Compulsory deposits with the Brazilian Central Bank | (7,203,562) | 1,865,936 |
| - Trading securities and derivative financial instruments | (47,015,897) | 30,391,779 |
| - Loans and leases | 6,442,656 | (27,325,764) |
| - Deferred income tax assets | 1,466,833 | (3,222,224) |
| - Other assets | 546,771 | 408,906 |
| - Other financial instruments | 3,980,148 | (13,699,310) |
| **(Increase)/Decrease in liabilities** | **19,651,699** | **(3,726,627)** |
| - Deposits and other financial liabilities | 26,906,707 | 1,794,643 |
| - Deferred income tax liabilities | (3,842,202) | (6,033,118) |
| - Other provisions | (5,132,835) | (2,054,371) |
| - Other liabilities | 5,960,111 | 8,049,873 |
| Income tax and social contribution paid | (4,240,082) | (5,483,654) |
| **Net cash provided by/(used in) operating activities** | **5,759,186** | **27,924,374** |
| Cash flows from investing activities: | | |
| Proceeds from maturity of and interest on held-to-maturity securities | 5,189,741 | 22,046,853 |
| Proceeds from sale of/maturity of and interest on available-for-sale securities | 102,713,099 | 99,884,880 |
| Proceeds from sale of non-financial assets held for sale | 247,568 | 234,922 |
| Investment acquisitions | (14,333) | - |
| Proceeds from sale of premises and equipment | 751,878 | 207,757 |
| Acquisition of subsidiaries, net of cash and cash equivalents acquired | (84,767) | (623,966) |
| Purchases of available-for-sale securities | (44,735,366) | (116,362,592) |
| Purchases of held-to-maturity securities | - | (10,599,561) |
| Purchase of premises and equipment | (823,205) | (1,505,152) |
| Intangible asset acquisitions | (2,824,986) | (2,991,283) |
| Dividends and interest on shareholders' equity received | 806,570 | 520,757 |
| **Net cash provided by/(used in) investing activities** | **61,226,199** | **(9,187,385)** |
| Cash flows from financing activities: | | |
| Securities issued | 34,800,557 | 56,747,503 |
| Settlement and interest payments of securities issued | (42,617,226) | (39,169,647) |
| Funds from subordinated debt issued | 531,000 | 8,074,700 |
| Settlement and interest payments of subordinated debts | (6,902,252) | (11,557,020) |
| Interest on shareholders' equity/dividends paid | (6,179,307) | (2,649,217) |
| Non-controlling interest | 826 | (139,489) |
| Net cash provided by/(used in) financing activities | (20,366,402) | 11,306,830 |
| **Net increase/(decrease) in cash and cash equivalents** | **46,618,983** | **30,043,819** |
| Cash and cash equivalents - at the beginning of the period | 126,185,421 | 71,386,319 |
| Effect of changes in foreign exchange rates on cash and cash equivalents | 111,450 | 678,835 |
| Cash and cash equivalents - at the end of the period | 172,915,854 | 102,108,973 |
| **Net increase/(decrease) in cash and cash equivalents** | **46,618,983** | **30,043,819** |

The accompanying Notes are an integral part of these Consolidated Financial Statements.

# Statements of Added Value

| Description | Six-month period ended June 30 | | | R$ thousands |
|---|---|---|---|---|
| | 2023 | % | 2022 | % |
| 1 – Revenue | 95,630,623 | 402.8 | 90,737,416 | 263.9 |
| 1.1) Financial intermediation | 99,666,247 | 419.8 | 90,005,100 | 261.8 |
| 1.2) Fees and commissions | 13,837,822 | 58.3 | 14,187,799 | 41.3 |
| 1.3) Expected Credit Loss Associated with Credit Risk expenses | (19,010,947) | (80.1) | (13,139,339) | (38.2) |
| 1.4) Other | 1,137,501 | 4.8 | (316,144) | (0.9) |
| 2 – Financial intermediation expenses | (61,826,397) | (260.4) | (46,603,375) | (135.6) |
| 3 – Inputs acquired from third parties | (8,001,388) | (33.7) | (7,862,387) | (22.9) |
| Outsourced services | (2,615,561) | (11.0) | (2,469,880) | (7.2) |
| Data processing | (1,107,450) | (4.7) | (983,276) | (2.9) |
| Communication | (477,850) | (2.0) | (574,187) | (1.7) |
| Asset maintenance | (686,326) | (2.9) | (674,589) | (2.0) |
| Financial system services | (722,570) | (3.0) | (664,767) | (1.9) |
| Advertising and marketing | (526,615) | (2.2) | (826,743) | (2.4) |
| Security and surveillance | (298,225) | (1.3) | (292,460) | (0.9) |
| Transport | (367,287) | (1.5) | (380,643) | (1.1) |
| Material, water, electricity and gas | (235,343) | (1.0) | (258,656) | (0.8) |
| Travel | (63,956) | (0.3) | (28,087) | (0.1) |
| Other | (900,205) | (3.8) | (709,099) | (2.1) |
| 4 – Gross added value (1-2-3) | 25,802,838 | 108.7 | 36,271,654 | 105.5 |
| 5 – Depreciation and amortization | (3,120,748) | (13.1) | (2,561,699) | (7.5) |
| 6 – Net added value produced by the entity (4-5) | 22,682,090 | 95.5 | 33,709,955 | 98.1 |
| 7 – Added value received through transfer | 1,059,403 | 4.5 | 667,863 | 1.9 |
| Share of profit (loss) of associates and jointly controlled companies | 1,059,403 | 4.5 | 667,863 | 1.9 |
| 8 – Added value to distribute (6+7) | 23,741,493 | 100.0 | 34,377,818 | 100.0 |
| 9 - Added Value Distributed | 23,741,493 | 100.0 | 34,377,818 | 100.0 |
| 9.1) Personnel | 9,872,423 | 41.6 | 9,135,649 | 26.6 |
| Salaries | 5,694,241 | 24.0 | 5,337,070 | 15.5 |
| Benefits | 2,782,971 | 11.7 | 2,465,797 | 7.2 |
| Government Severance Indemnity Fund for Employees (FGTS) | 519,312 | 2.2 | 369,163 | 1.1 |
| Other | 875,899 | 3.7 | 963,619 | 2.8 |
| 9.2) Tax, fees and contributions | 4,343,322 | 18.3 | 10,439,870 | 30.4 |
| Federal | 3,747,937 | 15.8 | 9,828,338 | 28.6 |
| State | 869 | - | 1,277 | - |
| Municipal | 594,516 | 2.5 | 610,255 | 1.8 |
| 9.3) Remuneration for providers of capital | 599,351 | 2.5 | 600,245 | 1.7 |
| Rental | 598,475 | 2.5 | 599,894 | 1.7 |
| Asset leases | 876 | - | 351 | - |
| 9.4) Added Value distributed to shareholders | 8,926,397 | 37.6 | 14,202,054 | 41.3 |
| Interest on shareholders' equity | 5,772,676 | 24.3 | 4,765,117 | 13.9 |
| Retained earnings | 3,024,861 | 12.7 | 9,319,399 | 27.1 |
| Non-controlling interests in retained earnings | 128,860 | 0.5 | 117,538 | 0.3 |

The accompanying Notes are an integral part of these Consolidated Financial Statements.

# Index of Notes

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

## 1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank, it's headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

## 2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly-controlled entities is presented in investments (Note 12) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 14a). The foreign exchange variation from foreign branches and investments is presented, in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings. Therefore, the exchange rate variation is presented in the income statement with derivative financial instruments used to hedge the effects of the exchange rate variation produced by our investments abroad.

These consolidated financial statements were prepared, in addition to the IFRS statements, pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/22, which are being disclosed on the same date, accompanied by the independent auditors' report.

These consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN). These include CMN Resolution No. 4,818/20 and BCB Resolution No. 2/20, including the guidelines included in laws No. 4,595/64 (National Financial System Law) and No. 6,404/76 (Corporate Law), as amended by Laws No. 11,638/07 and No. 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position.

Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization.

The consolidated financial statements include estimates and assumptions, such as: the calculation of expected credit loss associated with credit risk; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated financial statements were approved by the Board of Directors on August 3, 2023.

## a) Consolidation

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

| | Headquarters' location | Activity | Equity interest | | Total participation of the Voting Capital | |
|---|---|---|---|---|---|---|
| | | | On June 30, 2023 | On December 31, 2022 | On June 30, 2023 | On December 31, 2022 |
| **Financial Sector – Brazil** | | | | | | |
| Ágora Corretora de Títulos e Valores Mobiliários S.A. | São Paulo - Brazil | Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradescard S.A. | São Paulo - Brazil | Cards | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradesco BBI S.A. | São Paulo - Brazil | Investment bank | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradesco BERJ S.A. | São Paulo - Brazil | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradesco Financiamentos S.A. | São Paulo - Brazil | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Losango S.A. Banco Múltiplo | Rio de Janeiro - Brazil | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Administradora de Consórcios Ltda. | São Paulo - Brazil | Consortium management | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Leasing S.A. Arrendamento Mercantil | São Paulo - Brazil | Leases | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco-Kirton Corretora de Câmbio S.A. | São Paulo - Brazil | Exchange Broker | 99.97% | 99.97% | 99.97% | 99.97% |
| Bradesco S.A. Corretora de Títulos e Valores Mobiliários | São Paulo - Brazil | Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| BRAM - Bradesco Asset Management S.A. DTVM | São Paulo - Brazil | Asset management | 100.00% | 100.00% | 100.00% | 100.00% |
| Kirton Bank S.A. Banco Múltiplo | São Paulo - Brazil | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Digio S.A. | São Paulo - Brazil | Digital Bank | 100.00% | 100.00% | 100.00% | 100.00% |
| BV Distribuidora de Títulos e Valores Mobiliários S.A. (1) | São Paulo - Brazil | Asset management | 51.00% | - | 51.00% | - |
| Tempo Serviços Ltda. | Minas Gerais - Brazil | Services | 100.00% | 100.00% | 100.00% | 100.00% |
| **Financial Sector – Overseas** | | | | | | |
| Banco Bradesco Europa S.A. (2) | Luxembourg - Luxembourg | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradesco S.A. Grand Cayman Branch (2) (3) | Georgetown - Cayman Islands | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradesco S.A. New York Branch (2) | New York - United States | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Securities, Inc. (2) | New York - United States | Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Securities, UK. Limited (2) | London - United Kingdom | Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Securities, Hong Kong Limited (2) | Hong Kong - China | Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| Cidade Capital Markets Ltd. (2) | Georgetown - Cayman Islands | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradescard México, sociedad de Responsabilidad Limitada (4) | Jalisco - Mexico | Cards | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Bank (5) (6) | Florida - United States | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| **Insurance, Pension Plan and Capitalization Bond Sector - In Brazil** | | | | | | |
| Bradesco Auto/RE Companhia de Seguros | Rio de Janeiro - Brazil | Insurance | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Capitalização S.A. | São Paulo - Brazil | Capitalization bonds | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Saúde S.A. | Rio de Janeiro - Brazil | Insurance/health | 100.00% | 100.00% | 100.00% | 100.00% |

| | Headquarters' location | Activity | Equity interest | | Total participation of the Voting Capital | |
|---|---|---|---|---|---|---|
| | | | On June 30, 2023 | On December 31, 2022 | On June 30, 2023 | On December 31, 2022 |
| Bradesco Seguros S.A. | São Paulo - Brazil | Insurance | 99.96% | 99.96% | 99.96% | 99.96% |
| Bradesco Vida e Previdência S.A. | São Paulo - Brazil | Pension plan/Insurance | 100.00% | 100.00% | 100.00% | 100.00% |
| Odontoprev S.A. (7) (8) | São Paulo - Brazil | Dental care | 52.89% | 51.40% | 52.89% | 51.40% |
| Insurance - Overseas | | | | | | |
| Bradesco Argentina de Seguros S.A. (2) (7) | Buenos Aires - Argentina | Insurance | 99.98% | 99.98% | 99.98% | 99.98% |
| Other Activities - Brazil | | | | | | |
| Andorra Holdings S.A. | São Paulo - Brazil | *Holding* | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradseg Participações S.A. | São Paulo - Brazil | *Holding* | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradescor Corretora de Seguros Ltda. | São Paulo - Brazil | Insurance Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| BSP Empreendimentos Imobiliários S.A. | São Paulo - Brazil | Real estate | 100.00% | 100.00% | 100.00% | 100.00% |
| Cia. Securitizadora de Créditos Financeiros Rubi | São Paulo - Brazil | Credit acquisition | 100.00% | 100.00% | 100.00% | 100.00% |
| Nova Paiol Participações Ltda. | São Paulo - Brazil | *Holding* | 100.00% | 100.00% | 100.00% | 100.00% |
| Other Activities - Overseas | | | | | | |
| Bradesco North America LLC (2) | New York - United States | Services | 100.00% | 100.00% | 100.00% | 100.00% |
| Investment Funds (9) | | | | | | |
| Bradesco FI RF Credito Privado Master | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FI RF Máster II Previdência | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FI RF Máster III Previdência | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FI RF Cred Privado Master Premium | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FI Referenciado DI Master | São Paulo - Brazil | Investment Fund | 99.52% | 100.00% | 99.52% | 100.00% |
| Bradesco FIC FI RF Athenas PGBL/VGBL | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FIC FI RF A PGBL/VGBL | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |

(1) Company acquired (indirect participation) in February, 2023;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) New name of Bradesco Bac Florida Bank;
(7) Accounting information used with date lag of up to 60 days;
(8) Increase in the percentage of participation occurred due to the Cancellation of Treasury Shares; and
(9) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

## 3) SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow, in all its relevant aspects, uniform principles, methods and criteria in relation to those adopted for the annual consolidated financial statements for the year ended December 31, 2022 and should be analyzed in conjunction with those consolidated financial statements.

## 4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The significant accounting estimates and judgments used in the preparation of these consolidated financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2022.

## 5) CASH AND CASH EQUIVALENTS

| | | R$ thousands |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Cash and due from banks in domestic currency | 14,478,037 | 14,428,309 |
| Cash and due from banks in foreign currency | 5,863,509 | 6,120,063 |
| Total cash and due from banks | 20,341,546 | 20,548,372 |
| Discretionary deposits at the Central Bank | 16,699,999 | 8,001,354 |
| Interbank investments (1) | 135,874,309 | 97,635,695 |
| Total cash and cash equivalents | 172,915,854 | 126,185,421 |

(1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value.

## 6) INTERBANK INVESTMENTS

### a) Breakdown and maturity

| | | | | | | R$ thousands |
|---|---|---|---|---|---|---|
| | On June 30, 2023 | | | | | On December 31, 2022 |
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | |
| Securities purchased under agreements to resell: | | | | | | |
| Own portfolio position | 9,656,672 | 1,294,425 | - | - | 10,951,097 | 32,260,021 |
| • Financial treasury bills | 43,470 | 595,699 | - | - | 639,169 | 1,190,054 |
| • National treasury notes | 6,235,951 | 600,321 | - | - | 6,836,272 | 23,916,338 |
| • National treasury bills | 2,921,163 | 76,671 | - | - | 2,997,834 | 6,717,540 |
| • Other | 456,088 | 21,734 | | | 477,822 | 436,089 |
| Funded position | 122,476,550 | 2,300,211 | - | - | 124,776,761 | 64,876,703 |
| • Financial treasury bills | 61,088,769 | 1,541,826 | - | - | 62,630,595 | - |
| • National treasury notes | 6,730,239 | 758,385 | - | - | 7,488,624 | 57,796,163 |
| • National treasury bills | 54,657,542 | - | - | - | 54,657,542 | 7,080,540 |
| Unrestricted position | 4,733,202 | 22,028,933 | - | - | 26,762,135 | 11,917,589 |
| • National treasury bills | 4,733,202 | 22,028,933 | - | - | 26,762,135 | 11,917,589 |
| Subtotal | 136,866,424 | 25,623,569 | - | - | 162,489,993 | 109,054,313 |
| Interest-earning deposits in other banks: | | | | | | |
| • Interest-earning deposits in other banks: | 4,901,670 | 4,694,003 | 2,681,170 | 2,345,889 | 14,622,732 | 13,453,506 |
| • Allowance for losses | (265) | (2,872) | (1,250) | (1,421) | (5,808) | (28,240) |
| Subtotal | 4,901,405 | 4,691,131 | 2,679,920 | 2,344,468 | 14,616,924 | 13,425,266 |
| On June 30, 2023 | 141,767,829 | 30,314,700 | 2,679,920 | 2,344,468 | 177,106,917 | |
| % | 80.1 | 17.1 | 1.5 | 1.3 | 100.0 | |
| On December 31, 2022 | 100,866,148 | 13,804,363 | 5,465,465 | 2,343,603 | | 122,479,579 |
| % | 82.4 | 11.3 | 4.5 | 1.9 | | 100.0 |

### b) Income from interbank investments

These amounts are presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

| | | R$ thousands |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Income from investments in purchase and sale commitments: | | |
| • Own portfolio position | 2,342,186 | 1,166,113 |
| • Funded position | 7,912,121 | 4,052,521 |
| • Unrestricted position | 1,097,378 | 1,599,379 |
| Subtotal | 11,351,685 | 6,818,013 |
| Income from interest-earning deposits in other banks/Others | 1,755,905 | 718,012 |
| Total (Note 9f III) | 13,107,590 | 7,536,025 |

## 7) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

### a) Reserve requirement and other deposits

| | R$ thousands | | |
|---|---|---|---|
| | Remuneration | On June 30, 2023 | On December 31, 2022 |
| Compulsory deposit – demand deposits | not remunerated | 10,231,750 | 11,720,248 |
| Compulsory deposit – savings deposits | savings index | 25,313,527 | 21,373,134 |
| Compulsory deposit – time deposits | Selic rate | 65,630,315 | 60,878,648 |
| Discretionary deposits at the Central Bank | Selic rate | 16,699,999 | 8,001,354 |
| Total | | 117,875,591 | 101,973,384 |

For more information on compulsory deposits, see Note 38 f.

### b) Revenue from compulsory deposits with the Brazilian Central Bank

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Reserve requirement – Bacen (Compulsory deposit) | 4,831,925 | 3,550,380 |
| Reserve requirement – SFH (1) | 2,844 | 2,173 |
| Total | 4,834,769 | 3,552,553 |

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

## 8) SECURITIES

### a) Classification by categories, terms and business activities

#### I) Trading securities

R$ thousands

| Securities | On June 30, 2023 | | | | | | | On December 31, 2022 | |
|---|---|---|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Fair/book value (3) (4) | Amortized cost | Fair Value Adjustment | Fair/book value (3) (4) | Fair Value Adjustment |
| - Financial | 38,258,058 | 1,840,448 | 7,444,081 | 37,622,042 | 85,164,629 | 85,023,488 | 141,141 | 64,687,551 | (576,556) |
| Financial treasury bills | - | 1,089,660 | 186,319 | 6,825,934 | 8,101,913 | 8,099,169 | 2,744 | 10,050,547 | 3,503 |
| National treasury notes | - | - | 5,045,699 | 26,739,931 | 31,785,630 | 31,737,736 | 47,894 | 30,668,719 | (381,608) |
| Financial bills | 63 | 63,408 | 94,658 | 20,335 | 178,464 | 178,703 | (239) | 337,309 | 1,112 |
| Debentures | - | 2,020 | 40,653 | 469,597 | 512,270 | 545,599 | (33,329) | 520,621 | (33,352) |
| National treasury bills | 28,637,556 | 3,241 | 2,062,908 | 2,056,160 | 32,759,865 | 32,748,460 | 11,405 | 14,536,096 | 13,948 |
| Brazilian foreign debt securities | - | - | 13,283 | 34,527 | 47,810 | 53,468 | (5,658) | 113,828 | (6,716) |
| Other | 9,620,439 | 682,119 | 561 | 1,475,558 | 11,778,677 | 11,660,353 | 118,324 | 8,460,431 | (173,443) |
| - Insurance Group | 14,347,690 | 13,562,085 | 19,808,384 | 202,644,618 | 250,362,777 | 249,419,526 | 943,251 | 220,950,164 | (528,343) |
| • Insurance and Capitalization bonds | 2,870,326 | 999,113 | 2,289,824 | 9,764,168 | 15,923,431 | 15,933,031 | (9,600) | 11,928,737 | (24,033) |
| - Financial treasury bills | - | 998,239 | 2,227,934 | 9,039,459 | 12,265,632 | 12,260,309 | 5,323 | 7,246,429 | 3,183 |
| - Financial bills | - | - | 11,496 | 164,754 | 176,250 | 182,661 | (6,411) | 172,160 | (7,846) |
| - Other | 2,870,326 | 874 | 50,394 | 559,955 | 3,481,549 | 3,490,061 | (8,512) | 4,510,148 | (19,370) |
| • Pension plans | 11,477,364 | 12,562,972 | 17,518,560 | 192,880,450 | 234,439,346 | 233,486,495 | 952,851 | 209,021,427 | (504,310) |
| - Financial treasury bills | - | 7,038,513 | 3,221,567 | 124,455,832 | 134,715,912 | 134,449,735 | 266,177 | 118,551,174 | 163,966 |
| - National treasury notes | - | - | - | 20,371,944 | 20,371,944 | 19,984,293 | 387,651 | 17,943,526 | (785,334) |
| - National treasury bills | 108,944 | - | 2,460,358 | 10,843,732 | 13,413,034 | 13,085,688 | 327,346 | 9,960,174 | (105,026) |
| - Financial bills | 388,177 | 2,566,786 | 9,390,914 | 21,078,432 | 33,424,309 | 33,349,282 | 75,027 | 32,320,056 | 136,609 |
| - Debentures | 83,488 | 146,829 | 1,215,886 | 15,212,370 | 16,658,573 | 16,760,566 | (101,993) | 15,551,718 | 82,318 |
| - Other | 10,896,755 | 2,810,844 | 1,229,835 | 918,140 | 15,855,574 | 15,856,931 | (1,357) | 14,694,779 | 3,157 |
| - Other activities | 263,667 | - | - | 3,006 | 266,673 | 266,668 | 5 | 2,819 | 4 |
| Other | 263,667 | - | - | 3,006 | 266,673 | 266,668 | 5 | 2,819 | 4 |
| Total | 52,869,415 | 15,402,533 | 27,252,465 | 240,269,666 | 335,794,079 | 334,709,682 | 1,084,397 | 285,640,534 | (1,104,895) |

II) Available-for-sale securities

R$ thousands

| Securities (2) | On June 30, 2023 | | | | | | | On December 31, 2022 | |
|---|---|---|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Fair/book value (3) (4) | Amortized cost | Fair Value Adjustment | Fair/book value (3) (4) | Fair Value Adjustment |
| - Financial | 10,530,094 | 15,641,150 | 21,330,531 | 204,296,167 | 251,797,942 | 251,273,992 | 523,950 | 288,692,903 | (1,395,762) |
| National treasury bills | 89,228 | - | 112,084 | 32,311,693 | 32,513,005 | 31,901,628 | 611,377 | 61,861,459 | (297,518) |
| Debentures | 171,934 | 4,164,058 | 3,542,596 | 68,367,244 | 76,245,832 | 76,341,288 | (95,456) | 77,010,733 | 672,504 |
| National treasury notes | - | - | - | 45,463,700 | 45,463,700 | 45,651,818 | (188,118) | 54,235,751 | (1,898,945) |
| Foreign corporate securities | - | 2,054,480 | 502,262 | 377,274 | 2,934,016 | 2,990,088 | (56,072) | 3,616,163 | (88,357) |
| Stocks | 5,539,642 | - | - | - | 5,539,642 | 5,558,695 | (19,053) | 5,536,047 | (19,010) |
| Foreign government bonds | 2,515,690 | 3,809,467 | 3,927,724 | 188,420 | 10,441,301 | 10,473,155 | (31,854) | 10,025,623 | (88,559) |
| Promissory notes | 29,317 | 303,521 | 4,317,301 | 10,102,953 | 14,753,092 | 14,592,399 | 160,693 | 12,522,839 | 211,558 |
| Certificates of real estate receivables | - | 6,221 | 27,316 | 1,479,932 | 1,513,469 | 1,527,698 | (14,229) | 1,576,559 | 33,151 |
| Financial treasury bills | - | 1,228,277 | 471,618 | 27,379,470 | 29,079,365 | 28,998,442 | 80,923 | 34,692,576 | 121,133 |
| Other | 2,184,283 | 4,075,126 | 8,429,630 | 18,625,481 | 33,314,520 | 33,238,781 | 75,739 | 27,615,153 | (41,719) |
| - Insurance Group | 5,566,119 | 72,679 | 1,083,927 | 25,257,391 | 31,980,116 | 35,531,154 | (3,551,038) | 32,665,708 | (5,382,336) |
| • Insurance and Capitalization bonds | 3,290,261 | 4,812 | 971,220 | 14,010,797 | 18,277,090 | 20,851,623 | (2,574,533) | 19,151,475 | (3,829,640) |
| - National treasury notes | - | - | - | 12,530,143 | 12,530,143 | 13,695,367 | (1,165,224) | 13,930,767 | (2,012,025) |
| - Stocks | 3,073,191 | - | - | - | 3,073,191 | 4,442,799 | (1,369,608) | 2,807,224 | (1,705,687) |
| - National treasury bills | - | - | 287,351 | 1,207,156 | 1,494,507 | 1,528,385 | (33,878) | 1,891,180 | (97,684) |
| - Other | 217,070 | 4,812 | 683,869 | 273,498 | 1,179,249 | 1,185,072 | (5,823) | 522,304 | (14,244) |
| • Pension plans | 2,275,858 | 67,867 | 112,707 | 11,246,594 | 13,703,026 | 14,679,531 | (976,505) | 13,514,233 | (1,552,696) |
| - National treasury notes | - | - | - | 10,612,981 | 10,612,981 | 11,753,651 | (1,140,670) | 10,359,761 | (1,654,620) |
| - Stocks | 2,275,858 | - | - | - | 2,275,858 | 2,071,998 | 203,860 | 2,295,537 | 160,867 |
| - Debentures | - | - | - | 608,906 | 608,906 | 648,414 | (39,508) | 615,143 | (55,532) |
| - Other | - | 67,867 | 112,707 | 24,707 | 205,281 | 205,468 | (187) | 243,792 | (3,411) |
| - Other activities | 439 | - | - | 5,174 | 5,613 | 5,333 | 280 | 396 | 238 |
| Other | 439 | - | - | 5,174 | 5,613 | 5,333 | 280 | 396 | 238 |
| Subtotal | 16,096,652 | 15,713,829 | 22,414,458 | 229,558,732 | 283,783,671 | 286,810,479 | (3,026,808) | 321,359,007 | (6,777,860) |
| Accounting Hedge (Note 9f II) (1) | - | - | - | - | - | - | (1,573,891) | - | (1,515,065) |
| Securities reclassified to "Held-to-maturity securities" | - | - | - | - | - | - | (1,894,175) | - | (1,780,554) |
| Total | 16,096,652 | 15,713,829 | 22,414,458 | 229,558,732 | 283,783,671 | 286,810,479 | (6,494,874) | 321,359,007 | (10,073,479) |

III) Held-to-maturity securities

| Securities (2) | | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|---|
| | On June 30, 2023 | | | | | | | On December 31, 2022 | |
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Amortized cost (3) | Fair value (4) | Gain (loss) not accounted for | Amortized cost (3) | Gain (loss) not accounted for |
| - Financial | 7,633,010 | - | 909,947 | 39,524,761 | 48,067,718 | 46,989,082 | (1,078,636) | 48,743,812 | (2,660,923) |
| National treasury bills | 7,633,010 | - | 909,947 | 13,388,002 | 21,930,959 | 22,017,554 | 86,595 | 21,033,456 | (679,545) |
| Certificates of real estate receivables | - | - | - | 4,567,957 | 4,567,957 | 4,359,198 | (208,759) | 5,130,033 | (213,154) |
| National treasury notes | - | - | - | 16,624,410 | 16,624,410 | 15,668,865 | (955,545) | 17,253,444 | (1,754,438) |
| Other | - | - | - | 4,944,392 | 4,944,392 | 4,943,465 | (927) | 5,326,879 | (13,786) |
| - Insurance Group | 40,425 | - | - | 56,985,360 | 57,025,785 | 58,772,769 | 1,746,984 | 56,793,837 | (1,079,172) |
| • Insurance and Capitalization bonds | 40,425 | - | - | 10,573,565 | 10,613,990 | 10,368,386 | (245,604) | 10,236,815 | (1,174,679) |
| - National treasury notes | 40,425 | - | - | 10,573,565 | 10,613,990 | 10,368,386 | (245,604) | 10,236,815 | (1,174,679) |
| • Pension plans | - | - | - | 46,411,795 | 46,411,795 | 48,404,383 | 1,992,588 | 46,557,022 | 95,507 |
| - National treasury notes | - | - | - | 46,411,795 | 46,411,795 | 48,404,383 | 1,992,588 | 46,557,022 | 95,507 |
| Total | 7,673,435 | - | 909,947 | 96,510,121 | 105,093,503 | 105,761,851 | 668,348 | 105,537,649 | (3,740,095) |

## b) Composition of the securities portfolio by type and maturity

R$ thousands

| Securities | On June 30, 2023 | | | | | On December 31, 2022 (3) (4) |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total (3) (4) | |
| Own securities | 76,187,268 | 27,628,144 | 42,039,055 | 436,241,892 | 582,096,359 | 519,452,897 |
| Fixed income securities | 55,394,815 | 27,628,144 | 42,039,055 | 436,241,892 | 561,303,906 | 501,542,190 |
| Equity securities | 20,792,453 | - | - | - | 20,792,453 | 17,910,707 |
| Restricted securities | 452,234 | 3,488,214 | 8,243,241 | 128,037,498 | 140,221,187 | 188,900,479 |
| - Subject to repurchase agreements | 212,898 | 569,068 | 900,082 | 97,201,521 | 98,883,569 | 145,487,005 |
| - Privatization rights | - | - | - | 17,872 | 17,872 | 20,160 |
| - Given in guarantee | 239,336 | 2,919,146 | 7,343,159 | 30,818,105 | 41,319,746 | 43,393,314 |
| Securities sold under repurchase agreements - unrestricted | - | 4 | 294,574 | 2,059,129 | 2,353,707 | 4,183,814 |
| Total | 76,639,502 | 31,116,362 | 50,576,870 | 566,338,519 | 724,671,253 | 712,537,190 |
| % | 10.5 | 4.3 | 7.0 | 78.2 | 100.0 | 100.0 |

(1) Related to derivative financial instruments classified as accounting hedges of available-for-sale securities;

(2) In compliance with the provisions of article 8 of Bacen Circular No. 3,068/01, Bradesco declares that it has the financial capacity and intention to hold securities classified in the held-to-maturity category until maturity. In preparing the consolidated financial statements as of June 30, 2022, Management decided to reclassify securities, mainly held by entities of the "Insurance Group" segment, from the category Available for Sale to Held to Maturity, in the amount of R $32,014,934 thousand, due to the review and alignment of its business models with the financial asset management strategies for the coverage of long-term technical provisions and risk and capital management, considering the projection of its new cash flows and changes in the markets for securities of certain characteristics, which is consistent with the expected timing for the payment of the related technical provisions, payment of the related technical provisions, which had no impact on income at the time of reclassification, since the unrealized result (gain/loss) in the gross amount of R$ (1,747,428) thousand, was maintained in Shareholders' Equity and will be recognized in income for the remaining period of the bonds to their respective maturities. In the six-month periods ended June 30, 2023, there were no sales or reclassifications of securities classified in the Held to Maturity category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models or price quotations for instruments with similar characteristics. In the case of investments in investment funds, the updated cost reflects the market value of the respective shares.

## c) Impairment of Securities

For the six-month period ended June 30, 2023, there was an expense of impairment of financial assets, in the amount of R$623,023 thousand, which are classified in the categories "Available for Sale" and "Held to Maturity" (2022 – a reversal of R$2,409,956 thousand).

## 9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousands

| | On June 30, 2023 | | | | | On December 31, 2022 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Notional value | Net notional value (3) | Amortized cost | Fair value adjustment | Fair value | Notional value | Net notional value (3) | Amortized cost | Fair value adjustment | Fair value |
| Futures contracts | | | | | | | | | | |
| Purchase commitments: | 109,893,405 | | - | - | - | 114,376,165 | | - | - | - |
| - Interbank market | 78,886,474 | - | - | - | - | 89,694,759 | - | - | - | - |
| - Foreign currency | 15,277,274 | - | - | - | - | 13,512,369 | - | - | - | - |
| - Other | 15,729,657 | 9,328,933 | - | - | - | 11,169,037 | 3,622,411 | - | - | - |
| Sale commitments: | 233,518,724 | | - | - | - | 207,516,974 | | - | - | - |
| - Interbank market (1) | 189,698,898 | 110,812,424 | - | - | - | 157,246,540 | 67,551,781 | - | - | - |
| - Foreign currency (2) | 37,419,102 | 22,141,828 | - | - | - | 42,723,808 | 29,211,439 | - | - | - |
| - Other | 6,400,724 | - | - | - | - | 7,546,626 | - | - | - | - |
| Option contracts | | | | | | | | | | |
| Purchase commitments: | 1,219,470,645 | | 2,979,301 | 157,703 | 3,137,004 | 279,394,344 | | 1,793,886 | 176,424 | 1,970,310 |
| - Interbank market | 964,955,507 | 31,194,684 | 2,122,084 | - | 2,122,084 | 257,221,828 | 8,445,913 | 1,132,138 | (119) | 1,132,019 |
| - Foreign currency | 4,131,091 | 1,068,843 | 66,348 | 21,556 | 87,904 | 6,590,716 | - | 75,499 | (16,251) | 59,248 |
| - Other | 250,384,047 | - | 790,869 | 136,147 | 927,016 | 15,581,800 | 356,823 | 586,249 | 192,794 | 779,043 |
| Sale commitments: | 1,187,546,933 | | (1,975,692) | 220,249 | (1,755,443) | 270,847,005 | | (1,100,416) | 259,216 | (841,200) |
| - Interbank market | 933,760,823 | - | (651,570) | - | (651,570) | 248,775,915 | - | (122,879) | - | (122,879) |
| - Foreign currency | 3,062,248 | - | (64,641) | 34,335 | (30,306) | 6,846,113 | 255,397 | (85,634) | 48,655 | (36,979) |
| - Other | 250,723,862 | 339,815 | (1,259,481) | 185,914 | (1,073,567) | 15,224,977 | - | (891,903) | 210,561 | (681,342) |
| Forward contracts | | | | | | | | | | |
| Purchase commitments: | 34,785,144 | | (1,025,024) | (3,489) | (1,028,513) | 30,418,892 | | (775,900) | (2,423) | (778,323) |
| - Foreign currency | 29,827,392 | - | (1,655,263) | (11) | (1,655,274) | 30,224,123 | 5,541,862 | (773,873) | - | (773,873) |
| - Other | 4,957,752 | - | 630,239 | (3,478) | 626,761 | 194,769 | - | (2,027) | (2,423) | (4,450) |
| Sale commitments: | 38,248,771 | | 1,018,063 | (14,509) | 1,003,554 | 28,105,417 | | 942,362 | (21,228) | 921,134 |
| - Foreign currency (2) | 32,150,711 | 2,323,319 | 1,147,999 | - | 1,147,999 | 24,682,261 | - | 340,407 | - | 340,407 |
| - Other | 6,098,060 | 1,140,308 | (129,936) | (14,509) | (144,445) | 3,423,156 | 3,228,387 | 601,955 | (21,228) | 580,727 |
| Swap contracts | | | | | | | | | | |
| Assets (long position): | 683,723,503 | | 7,599,633 | 1,313,676 | 8,913,309 | 568,304,026 | | 8,554,392 | 2,122,139 | 10,676,531 |
| - Interbank market | 35,123,522 | - | 2,015,813 | 1,557,173 | 3,572,986 | 39,592,088 | 434,157 | 989,603 | 2,501,866 | 3,491,469 |
| - Fixed rate | 159,636,125 | - | 1,494,061 | (119,234) | 1,374,827 | 157,051,442 | 71,837,047 | 751,565 | (198,742) | 552,823 |
| - Foreign currency | 121,093,244 | 82,804,207 | 2,991,912 | (286,359) | 2,705,553 | 82,003,795 | - | 4,659,421 | (122,999) | 4,536,422 |
| - IGPM (General Index of market pricing) | 144,677 | - | 124,182 | (8,555) | 115,627 | 223,031 | - | 240,773 | (6,196) | 234,577 |
| - Other | 367,725,935 | 319,640,511 | 973,665 | 170,651 | 1,144,316 | 289,433,670 | 124,511,759 | 1,913,030 | (51,790) | 1,861,240 |
| Liabilities (short position): | 898,698,072 | | (8,794,883) | (1,695,504) | (10,490,387) | 446,365,683 | | (8,010,692) | (1,020,588) | (9,031,280) |

R$ thousands

| | On June 30, 2023 | | | | | On December 31, 2022 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Notional value | Net notional value (3) | Amortized cost | Fair value adjustment | Fair value | Notional value | Net notional value (3) | Amortized cost | Fair value adjustment | Fair value |
| - Interbank market | 40,186,677 | 5,063,155 | (2,397,580) | (570,530) | (2,968,110) | 39,157,931 | - | (1,244,424) | (1,045,548) | (2,289,972) |
| - Fixed rate | 771,836,237 | 612,200,112 | (2,476,137) | (606,049) | (3,082,186) | 85,214,395 | - | (688,110) | (105,390) | (793,500) |
| - Foreign currency | 38,289,037 | - | (2,710,347) | (457,599) | (3,167,946) | 156,724,798 | 74,721,003 | (4,335,358) | 18,852 | (4,316,506) |
| - IGPM (General Index of market pricing) | 300,697 | 156,020 | (327,191) | 17,413 | (309,778) | 346,648 | 123,617 | (444,055) | 8,095 | (435,960) |
| - Other | 48,085,424 | - | (883,628) | (78,739) | (962,367) | 164,921,911 | - | (1,298,745) | 103,403 | (1,195,342) |
| Total | 4,405,885,197 | | (198,602) | (21,874) | (220,476) | 1,945,328,506 | | 1,403,632 | 1,513,540 | 2,917,172 |

Derivatives include operations maturing in D+1 (day following the reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$136,855,017 thousand (R$107,396,399 thousand on December 31, 2022); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$54,269,648 thousand (R$50,673,213 thousand on December 31, 2022) (Note 9f II);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$30,286,132 thousand (R$31,912,812 thousand on December 31, 2022); and

(3) Reflects the net notional value of derivatives of the same type with the same underlying risk.

## b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

| | On June 30, 2023 | | | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|---|---|
| R$ thousands | 1 to 90 days | 91 to 180 days | 181 to 360 days | More than 360 days | Fair value | Amortized cost | Fair value adjustment | Fair value |
| Swaps | 639,022 | 643,314 | 1,176,944 | 6,454,029 | 8,913,309 | 7,599,633 | 1,313,676 | 10,676,531 |
| Forward purchases | 369,696 | 25,776 | 91,646 | 4,457,942 | 4,945,060 | 4,947,510 | (2,450) | 231,987 |
| Forward sales (1) | 907,655 | 440,126 | 1,878,669 | 3,712,915 | 6,939,365 | 6,953,874 | (14,509) | 3,379,668 |
| Premiums on exercisable options | 424,085 | 51,594 | 2,032,086 | 629,239 | 3,137,004 | 2,979,301 | 157,703 | 1,970,310 |
| **Total assets (A)** | 2,340,458 | 1,160,810 | 5,179,345 | 15,254,125 | 23,934,738 | 22,480,318 | 1,454,420 | 16,258,496 |
| Swaps | (706,634) | (454,844) | (1,510,025) | (7,818,884) | (10,490,387) | (8,794,883) | (1,695,504) | (9,031,280) |
| Forward purchases | (610,208) | (414,668) | (441,570) | (4,507,127) | (5,973,573) | (5,972,534) | (1,039) | (1,010,310) |
| Forward sales | (507,831) | (116,739) | (1,599,942) | (3,711,299) | (5,935,811) | (5,935,811) | - | (2,458,534) |
| Premiums on written options | (405,037) | (100,567) | (878,410) | (371,429) | (1,755,443) | (1,975,692) | 220,249 | (841,200) |
| **Total liabilities (B)** | (2,229,710) | (1,086,818) | (4,429,947) | (16,408,739) | (24,155,214) | (22,678,920) | (1,476,294) | (13,341,324) |
| Net position (A-B) | 110,748 | 73,992 | 749,398 | (1,154,614) | (220,476) | (198,602) | (21,874) | 2,917,172 |

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

## c) Futures, options, forward and swap contracts – Nominal Value

| | On June 30, 2023 | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|
| R$ thousands | 1 to 90 days | 91 to 180 days | 181 to 360 days | More than 360 days | Total | |
| Futures contracts (1) | 103,259,541 | 18,666,290 | 80,278,860 | 141,207,438 | 343,412,129 | 321,893,139 |
| Option contracts | 793,087,803 | 300,179,554 | 1,304,878,407 | 8,871,814 | 2,407,017,578 | 550,241,349 |
| Forward contracts (1) | 37,018,053 | 10,777,264 | 10,057,098 | 15,181,500 | 73,033,915 | 58,524,309 |
| Swap contracts | 431,438,111 | 164,864,433 | 63,425,130 | 922,693,901 | 1,582,421,575 | 1,014,669,709 |
| Total on June 30, 2023 | 1,364,803,508 | 494,487,541 | 1,458,639,495 | 1,087,954,653 | 4,405,885,197 | |
| Total on December 31, 2022 | 749,958,598 | 381,252,279 | 397,234,367 | 416,883,262 | | 1,945,328,506 |

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

## d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

| | R$ thousands | |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Government securities | | |
| National treasury notes | 5,080,733 | 5,153,268 |
| National treasury bills | 251,799 | 202,265 |
| Total | 5,332,532 | 5,355,533 |

## e) Gains and losses, net

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Swap contracts | 1,474,972 | 44,841 |
| Forward contracts (1) | (2,494,398) | (1,318,215) |
| Option contracts | (143,957) | 324,810 |
| Futures contracts (1) | 2,959,331 | 2,051,330 |
| Foreign exchange variation of assets and liabilities overseas | (449,992) | 1,084,103 |
| Total (Note 9f III) | 1,345,956 | 2,186,869 |

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

## f) Nominal values of derivative financial instruments, by trading location and counterparty

| | R$ thousands | |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| B3 (stock exchange) | 2,727,741,711 | 860,658,122 |
| B3 (over-the-counter) | 225,804,174 | 196,470,128 |
| - Financial Institutions | 24,138,466 | 50,748,234 |
| - Companies | 201,620,547 | 145,564,718 |
| - Individuals | 45,161 | 157,176 |
| Overseas (stock exchange) (1) | 9,030,718 | 5,067,794 |
| Overseas (over-the-counter) (1) | 1,443,308,594 | 883,132,462 |
| Total | 4,405,885,197 | 1,945,328,506 |

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

### I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

| | R$ thousands | |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Risk received in credit swaps - Notional | 2,128,713 | 2,585,136 |
| - Debt securities issued by companies | 650,038 | 755,184 |
| - Brazilian government bonds | 882,540 | 1,184,523 |
| - Foreign government bonds | 596,135 | 645,429 |
| Risk transferred in credit swaps - Notional | (1,291,546) | (1,476,609) |
| - Brazilian government bonds derivatives | (703,604) | (840,050) |
| - Foreign government bonds derivatives | (587,942) | (636,559) |
| Total net credit risk value | 837,167 | 1,108,527 |

The contracts related to credit derivatives transactions described above are due in 2028. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On June 30, 2023, Bradesco maintained hedges consisting of:

**Cash Flow Hedge** - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the net income of the Organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

| Strategy | | | | R$ thousands |
|---|---|---|---|---|
| | Fair value of hedge instruments | Fair value of hedged items | Accumulated fair value adjustments in OCI (gross of tax effects) | Accumulated fair value adjustments in OCI (net of tax effects) |
| Hedge of interest receipts from investments in securities (1) | 54,269,648 | 54,835,106 | (207,594) | (114,177) |
| Hedge of interest payments on funding (1) | 136,855,017 | 136,504,005 | (703,316) | (386,824) |
| **Total on June 30, 2023 (2)** | **191,124,665** | **191,339,111** | **(910,910)** | **(501,001)** |
| | | | | |
| Hedge of interest receipts from investments in securities (1) | 50,673,213 | 51,166,688 | (1,369,973) | (753,485) |
| Hedge of interest payments on funding (1) | 107,396,399 | 106,600,111 | 551,838 | 303,511 |
| **Total on December 31, 2022 (2)** | **158,069,612** | **157,766,799** | **(818,135)** | **(449,974)** |

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and swaps, with maturity dates until 2027, making the cash flow fixed; and
(2) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the cash flow hedge, which the Organization expects to recognize in the income statement, amount to R$(485,367) thousand.

The gains/(losses) related to the cash flow accounting hedge, recorded in the income statement, in the six-month period ended June 30, 2023 was R$ 181 thousand (2022 – R$182 thousand).

**Fair value hedge** – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged items are securities classified as Available for Sale. Increases or decreases in fair value that are effectively hedged are recognized in the income statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled.

| Strategy | | | | R$ thousands |
|---|---|---|---|---|
| | Fair value of hedge instruments | Fair value of hedged items | Fair value adjustment recorded in income (gross of tax effects) | Fair value adjustment recorded in income (net of tax effects) |
| Debenture hedge | 209,242 | 209,242 | 9,242 | 5,083 |
| **Total on December 31, 2022 (1)** | **209,242** | **209,242** | **9,242** | **5,083** |

(1) Relates to the risk of incentivized debentures, using swaps contracts. From June, 2023 the operation was discontinued. The effectiveness verified in the hedge portfolio was in accordance with the provisions of Bacen Circular 3,082/02.

There were no gains/(losses) related to the fair value accounting hedge, recorded in OCI, in the six-month period ended June 30, 2023 (2022 – R$7 thousand).

**Hedge of investments abroad** - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation.

| Strategy | | | | R$ thousands |
|---|---|---|---|---|
| | Fair value of hedge instruments | Fair value of hedged items | Accumulated fair value adjustments in shareholders' equity (gross of tax effects) | Accumulated fair value adjustments in shareholders' equity (net of tax effects) |
| Hedge of exchange variation on future cash flows (1) | 4,295,314 | 4,110,148 | (662,981) | (347,684) |
| **Total on June 30, 2023** | **4,295,314** | **4,110,148** | **(662,981)** | **(347,684)** |
| | | | | |
| Hedge of exchange variation on future cash flows (1) | 2,973,652 | 2,970,793 | (696,930) | (365,488) |
| **Total on December 31, 2022** | **2,973,652** | **2,970,793** | **(696,930)** | **(365,488)** |

(1) Refers to foreign operations whose functional currency is different from the Brazilian real hedged using forwards and futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar). The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$(3,862) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the six-month period ended June 30, 2023 was R$ (31,347) thousand (R$(35,211) thousand in 2022).

## III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

| | | R$ thousands |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Income from investments in securities (1) | 23,506,139 | 21,741,720 |
| Interbank investments (Note 6b) | 13,107,590 | 7,536,025 |
| **Net gain or (loss) with securities and interbank investments** | **36,613,729** | **29,277,745** |
| Financial income from insurance, pension plans and capitalization bonds (2) | 2,171,810 | 2,749,894 |
| Net gain or (loss) from derivative financial instruments (Note 9e) | 1,345,956 | 2,186,869 |
| **Total** | **40,131,495** | **34,214,508** |

(1) In the six-month period ended June 30, 2023, there was a reversal of impairment of financial assets (mostly debentures), in the amount of R$623,023 thousand and in the six-month period ended June 30, 2022, there was a reversal of impairment of financial assets (mostly debentures), in the amount of R$2,409,956 thousand; and

(2) In the six-month period ended June 30, 2023, comprises financial income from insurance, pension plan and capitalization in the amount of R$18,501,164 thousand (2022 - R$17,829,767 thousand) and expenses for updating and interest on technical provisions for insurance, pension plan and capitalization in the amount of R$(16,329,354) thousand (2022 - R$(15,079,873) thousand) (Note 16e).

## 10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

### a) Modalities and risk levels – credit portfolio, sureties and guarantees and similar instruments

R$ thousands

| | Levels of risk | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AA | A | B | C | D | E | F | G | H | On June 30, 2023 | On December 31, 2022 |
| Discounted trade receivables and loans | 43,943,049 | 69,218,214 | 76,567,640 | 29,586,145 | 14,420,815 | 18,524,575 | 7,118,332 | 5,713,403 | 25,279,884 | 290,372,057 | 304,136,910 |
| Financing and on-lending | 138,047,952 | 36,280,363 | 15,875,990 | 7,516,964 | 3,365,395 | 2,112,910 | 969,414 | 1,154,223 | 2,063,265 | 207,386,476 | 211,117,692 |
| Agricultural and agribusiness loans | 6,934,373 | 9,834,828 | 4,838,510 | 411,593 | 87,167 | 46,011 | 29,672 | 17,619 | 58,406 | 22,258,179 | 28,016,252 |
| Subtotal - loans | 188,925,374 | 115,333,405 | 97,282,140 | 37,514,702 | 17,873,377 | 20,683,496 | 8,117,418 | 6,885,245 | 27,401,555 | 520,016,712 | 543,270,854 |
| Leases | 710,004 | 1,422,777 | 1,438,511 | 9,319 | 18,270 | 2,726 | 3,853 | 1,074 | 12,994 | 3,619,528 | 3,574,170 |
| Advances on foreign exchange contracts (1) | 7,260,191 | 7,275,868 | 2,731,608 | 714,072 | 487 | 1,688 | 20,426 | - | 48,253 | 18,052,593 | 13,869,438 |
| Subtotal - loans, leases and other advances | 196,895,569 | 124,032,050 | 101,452,259 | 38,238,093 | 17,892,134 | 20,687,910 | 8,141,697 | 6,886,319 | 27,462,802 | 541,688,833 | 560,714,462 |
| Other receivables | 18,572,041 | 36,575,359 | 14,302,063 | 8,165,609 | 2,069,450 | 417,097 | 217,021 | 113,188 | 4,961,810 | 85,393,638 | 96,230,129 |
| Credit portfolio | 215,467,610 | 160,607,409 | 115,754,322 | 46,403,702 | 19,961,584 | 21,105,007 | 8,358,718 | 6,999,507 | 32,424,612 | 627,082,471 | 656,944,591 |
| Acquisition of credit card receivables | 12,337,833 | 4,311,603 | 492,799 | - | - | - | - | - | - | 17,142,235 | 19,824,068 |
| Subtotal | 227,805,443 | 164,919,012 | 116,247,121 | 46,403,702 | 19,961,584 | 21,105,007 | 8,358,718 | 6,999,507 | 32,424,612 | 644,224,706 | 676,768,659 |
| Sureties and guarantees (2) | 55,721,766 | 23,173,634 | 11,293,370 | 2,152,787 | 478,727 | 4,320,597 | 881,592 | 2,184 | 432,774 | 98,457,431 | 97,960,932 |
| Guarantee given on rural loans assigned | 2,427 | 20,582 | 16,899 | 5,697 | 4,229 | 103 | - | 7 | 15,125 | 65,069 | 37,600 |
| Letters of credit for imports | 292,657 | 179,072 | 48,218 | 3,918 | - | - | - | - | - | 523,865 | 793,921 |
| Guarantee for confirmed exports | 2,409 | - | - | - | - | - | - | - | - | 2,409 | 284,343 |
| Total – sureties and guarantees and similar instruments | 56,019,259 | 23,373,288 | 11,358,487 | 2,162,402 | 482,956 | 4,320,700 | 881,592 | 2,191 | 447,899 | 99,048,774 | 99,076,796 |
| Total on June 30, 2023 | 283,824,702 | 188,292,300 | 127,605,608 | 48,566,104 | 20,444,540 | 25,425,707 | 9,240,310 | 7,001,698 | 32,872,511 | 743,273,480 | |
| Total on December 31, 2022 | 325,242,536 | 141,434,167 | 143,558,647 | 55,935,378 | 25,533,391 | 21,528,242 | 7,087,721 | 10,844,691 | 23,740,750 | | 754,905,523 |

(1) Advances on foreign exchange contracts are classified as a reduction of the item "Other Financial Liabilities"; and

(2) The provision to cover losses, associated with the financial guarantees provided, is being measured in accordance with CMN Resolution No. 4,512/16. For more information on the methodology used, see Note 21b (I).

### b) Composition of credit portfolio by risk levels and maturities

| | Levels of risk | | | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AA | A | B | C | D | E | F | G | H | On June 30, 2023 | On December 31, 2022 |
| Performing loans | 215,467,610 | 160,607,409 | 112,407,894 | 41,154,690 | 13,136,612 | 13,439,401 | 3,255,998 | 1,864,798 | 9,287,900 | 570,622,312 | 609,527,872 |
| Installments not yet due | 215,325,197 | 160,047,158 | 112,263,175 | 40,964,220 | 12,991,133 | 13,359,403 | 3,232,987 | 1,850,707 | 8,896,209 | 568,930,189 | 607,493,578 |
| 1 to 30 | 14,941,306 | 29,588,319 | 11,463,910 | 6,821,479 | 1,820,797 | 955,447 | 188,091 | 116,954 | 734,761 | 66,631,064 | 75,766,557 |
| 31 to 60 | 14,097,847 | 13,685,779 | 7,131,780 | 4,169,880 | 1,008,293 | 309,857 | 167,023 | 68,258 | 389,901 | 41,028,618 | 45,894,923 |
| 61 to 90 | 12,102,407 | 10,787,586 | 5,728,251 | 3,293,657 | 815,001 | 357,885 | 87,618 | 180,234 | 666,325 | 34,018,964 | 32,763,608 |
| 91 to 180 | 22,278,673 | 18,106,326 | 12,851,331 | 5,519,921 | 1,635,333 | 1,849,395 | 735,813 | 153,580 | 1,972,420 | 65,102,792 | 69,668,355 |
| 181 to 360 | 27,230,744 | 21,596,161 | 15,533,850 | 6,573,215 | 2,016,244 | 1,759,751 | 389,409 | 197,711 | 986,389 | 76,283,474 | 86,635,956 |
| More than 360 | 124,674,220 | 66,282,987 | 59,554,053 | 14,586,068 | 5,695,465 | 8,127,068 | 1,665,033 | 1,133,970 | 4,146,413 | 285,865,277 | 296,764,179 |
| Past due up to 14 days | 142,413 | 560,251 | 144,719 | 190,470 | 145,479 | 79,998 | 23,011 | 14,091 | 391,691 | 1,692,123 | 2,034,294 |
| Non-performing loans | - | - | 3,346,428 | 5,249,012 | 6,824,972 | 7,665,606 | 5,102,720 | 5,134,709 | 23,136,712 | 56,460,159 | 47,416,719 |
| Past-due installments | - | - | 481,298 | 1,207,772 | 2,109,073 | 2,076,917 | 2,179,079 | 2,112,808 | 14,289,104 | 24,456,051 | 18,189,680 |
| 1 to 14 | - | - | 19,811 | 74,184 | 78,443 | 72,831 | 42,677 | 37,220 | 174,725 | 499,891 | 475,801 |
| 15 to 30 | - | - | 410,919 | 318,923 | 261,901 | 172,306 | 85,092 | 65,498 | 338,306 | 1,652,945 | 1,565,413 |
| 31 to 60 | - | - | 50,568 | 763,698 | 574,871 | 313,140 | 159,852 | 127,881 | 960,153 | 2,950,163 | 2,645,765 |
| 61 to 90 | - | - | - | 33,696 | 1,085,982 | 373,420 | 183,933 | 136,398 | 980,289 | 2,793,718 | 2,085,526 |
| 91 to 180 | - | - | - | 17,271 | 107,876 | 1,087,293 | 1,591,821 | 1,620,051 | 3,128,918 | 7,553,230 | 5,581,479 |
| 181 to 360 | - | - | - | - | - | 57,927 | 115,704 | 125,760 | 8,662,382 | 8,961,773 | 5,743,758 |
| More than 360 | - | - | - | - | - | - | - | - | 44,331 | 44,331 | 91,938 |
| Installments not yet due | - | - | 2,865,130 | 4,041,240 | 4,715,899 | 5,588,689 | 2,923,641 | 3,021,901 | 8,847,608 | 32,004,108 | 29,227,039 |
| 1 to 30 | - | - | 149,297 | 229,027 | 253,962 | 222,482 | 125,353 | 111,588 | 419,556 | 1,511,265 | 1,560,205 |
| 31 to 60 | - | - | 134,189 | 210,681 | 217,690 | 201,435 | 117,442 | 104,984 | 395,110 | 1,381,531 | 1,422,891 |
| 61 to 90 | - | - | 118,892 | 176,686 | 201,879 | 196,350 | 113,480 | 101,291 | 371,517 | 1,280,095 | 1,194,290 |
| 91 to 180 | - | - | 263,434 | 431,618 | 527,320 | 551,185 | 313,840 | 282,548 | 1,304,233 | 3,674,178 | 3,172,391 |
| 181 to 360 | - | - | 428,601 | 707,014 | 845,695 | 945,202 | 524,156 | 468,690 | 1,858,796 | 5,778,154 | 5,262,751 |
| More than 360 | - | - | 1,770,717 | 2,286,214 | 2,669,353 | 3,472,035 | 1,729,370 | 1,952,800 | 4,498,396 | 18,378,885 | 16,614,511 |
| Total | 215,467,610 | 160,607,409 | 115,754,322 | 46,403,702 | 19,961,584 | 21,105,007 | 8,358,718 | 6,999,507 | 32,424,612 | 627,082,471 | 656,944,591.00 |
| Minimum required provision | - | 803,037 | 1,157,543 | 1,392,111 | 1,996,158 | 6,331,502 | 4,179,358 | 4,899,656 | 32,424,612 | 53,183,977 | 46,661,609 |
| Supplementary provision | - | 156,304 | 228,241 | 356,869 | 1,327,437 | 2,590,294 | 941,936 | 1,411,314 | - | 7,012,395 | 11,078,946 |
| Existing provision | - | 959,341 | 1,385,784 | 1,748,980 | 3,323,595 | 8,921,796 | 5,121,294 | 6,310,970 | 32,424,612 | 60,196,372 | 57,740,555 |
| Total portfolio as of December 31, 2022 | 237,899,587 | 138,355,023 | 142,077,285 | 55,821,307 | 21,684,704 | 19,433,523 | 7,087,721 | 10,844,691 | 23,740,750 | | 656,944,591 |
| Minimum required provision | - | 691,775 | 1,420,773 | 1,674,639 | 2,168,470 | 5,830,057 | 3,543,861 | 7,591,284 | 23,740,750 | | 46,661,609 |
| Supplementary provision | - | 153,446 | 308,590 | 955,359 | 2,370,941 | 2,859,625 | 1,276,621 | 3,154,364 | - | | 11,078,946 |
| Existing provision | - | 845,221 | 1,729,363 | 2,629,998 | 4,539,411 | 8,689,682 | 4,820,482 | 10,745,648 | 23,740,750 | | 57,740,555 |

l) Credit portfolio by days past due

| Exposure - Loans | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|
| | On time | Past-due until 14 days | Past-due 15 to 60 days | Past-due 61 to 90 days | Past-due 91 to 180 days | Past-due 181 to 360 days | Past-due more than 360 | Total |
| Total on June 30, 2023 | 549,782,136 | 12,844,457 | 21,050,182 | 6,783,308 | 16,529,664 | 19,848,569 | 244,155 | 627,082,471 |
| Total on December 31, 2022 | 581,863,944 | 20,113,907 | 20,699,522 | 5,991,521 | 13,015,316 | 14,884,777 | 375,604 | 656,944,591 |

### II) Emergency Employment Support Program (PESE)

The table below presents the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

| Rating | | | | R$ thousand |
|---|---|---|---|---|
| | On June 30, 2023 | | On December 31, 2022 | |
| | Assets | Provision | Assets | Provision (1) |
| AA | 1,853 | - | 8.786 | - |
| A | 19,358 | 14 | 86.162 | 65 |
| B | 20,713 | 31 | 101.777 | 153 |
| C | 21,029 | 95 | 100.130 | 451 |
| D | 4,056 | 61 | 18.101 | 272 |
| E | 3,458 | 156 | 10.625 | 717 |
| F | 2,440 | 183 | 3.617 | 380 |
| G | 2,021 | 212 | 4.533 | 680 |
| H | 15,134 | 2,270 | 29.857 | 4.479 |
| **Total** | 90,062 | 3,022 | 363.588 | 7.195 |

## c) Concentration of loans

| | | | | R$ thousands |
|---|---|---|---|---|
| | On June 30, 2023 | % (1) | On December 31, 2022 | % (1) |
| Largest borrower | 5,636,268 | 0.9 | 6,084,847 | 0.9 |
| 10 largest borrowers | 35,786,372 | 5.7 | 42,192,029 | 6.4 |
| 20 largest borrowers | 53,265,819 | 8.5 | 62,452,121 | 9.5 |
| 50 largest borrowers | 77,479,012 | 12.4 | 89,575,201 | 13.6 |
| 100 largest borrowers | 95,312,825 | 15.2 | 110,310,465 | 16.8 |

(1) Percentage of total portfolio (as defined by Bacen).

## d) Credit portfolio by economic sector

| | | | | R$ thousands |
|---|---|---|---|---|
| | On June 30, 2023 | % | On December 31, 2022 | % |
| Public sector | 4,703,822 | 0.8 | 5,449,228 | 0.8 |
| Oil, derivatives and aggregate activities | 3,782,743 | 0.6 | 4,342,100 | 0.7 |
| Production and distribution of electricity | 886,862 | 0.1 | 1,066,832 | 0.2 |
| Other industries | 34,217 | - | 40,296 | - |
| Private sector | 622,378,649 | 99.2 | 651,495,363 | 99.2 |
| Companies | 265,273,214 | 42.3 | 293,881,772 | 44.6 |
| Real estate and construction activities | 19,974,507 | 3.2 | 24,776,946 | 3.8 |
| Retail | 42,553,591 | 6.8 | 46,126,498 | 7.0 |
| Services | 56,750,332 | 9.0 | 61,001,335 | 9.3 |
| Transportation and concession | 25,664,455 | 4.1 | 27,532,277 | 4.2 |
| Automotive | 7,543,060 | 1.2 | 11,151,798 | 1.7 |
| Food products | 14,027,596 | 2.2 | 12,562,156 | 1.9 |
| Wholesale | 18,821,620 | 3.0 | 24,397,104 | 3.7 |
| Production and distribution of electricity | 6,008,344 | 1.0 | 6,527,815 | 1.0 |
| Iron and steel industry | 8,573,698 | 1.4 | 9,381,575 | 1.4 |
| Sugar and alcohol | 7,106,042 | 1.1 | 8,110,881 | 1.2 |
| Holding | 1,704,612 | 0.3 | 1,310,848 | 0.2 |
| Capital goods | 2,991,909 | 0.5 | 3,467,657 | 0.5 |
| Pulp and paper | 1,804,753 | 0.3 | 1,759,762 | 0.3 |
| Chemical | 4,926,739 | 0.8 | 4,719,968 | 0.7 |
| Cooperative | 3,797,309 | 0.6 | 4,168,302 | 0.6 |
| Financial | 3,013,130 | 0.5 | 3,525,584 | 0.5 |
| Leisure and tourism | 3,010,165 | 0.5 | 3,469,260 | 0.5 |
| Textiles | 2,272,089 | 0.4 | 2,391,341 | 0.4 |
| Agriculture | 1,199,980 | 0.2 | 1,325,542 | 0.2 |
| Oil, derivatives and aggregate activities | 987,824 | 0.2 | 978,599 | 0.1 |
| Other industries | 32,541,459 | 5.2 | 35,196,524 | 5.4 |
| Individuals | 357,105,435 | 56.9 | 357,613,591 | 54.4 |
| Total | 627,082,471 | 100.0 | 656,944,591 | 100.0 |

## e) Changes in the renegotiated portfolio

| | | R$ thousands |
|---|---|---|
| | 2023 | 2022 |
| Opening balance on January 1ST | 34,353,489 | 28,619,018 |
| Amount renegotiated | 21,670,850 | 15,959,705 |
| Amount received/Others (1) | (13,087,930) | (9,854,361) |
| Write-offs | (4,964,961) | (3,339,947) |
| Closing balance on June 30 | 37,971,448 | 31,384,415 |
| Expected credit loss associated with credit risk | 23,391,239 | 19,680,017 |
| Percentage on renegotiated portfolio | 61.6% | 62.7% |

(1) Includes the settlement of renegotiated contracts through new transactions.

## f) Net expected credit loss associated with credit risk expense

### I) Changes in provision for expected credit loss associated with credit risk

| | | R$ thousands |
|---|---|---|
| | 2023 | 2022 |
| - Specific provision (1) | 23,850,115 | 14,939,719 |
| - Generic provision (2) | 22,811,494 | 20,946,675 |
| - Supplementary provision (3) | 11,078,946 | 9,220,830 |
| Opening balance on January 1ST | 57,740,555 | 45,107,224 |
| Expected credit loss associated with credit risk expense (Note 10f II) | 19,010,947 | 13,139,339 |
| Write-offs | (16,499,679) | (9,563,618) |
| Exchange variation/Others | (55,451) | 106,817 |
| Closing balance on June 30 | 60,196,372 | 48,789,762 |
| - Specific provision (1) | 32,455,481 | 18,731,616 |
| - Generic provision (2) | 20,728,496 | 21,310,999 |
| - Supplementary provision (3) | 7,012,395 | 8,747,147 |

(1) For contracts with installments past-due for more than 14 days;

(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and

(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

### II) Expected credit loss associated with credit risk expense

The expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

| | | R$ thousands |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Amount recorded | 19,010,947 | 13,139,339 |
| Amounts recovered | (2,098,979) | (3,241,242) |
| Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1) | 16,911,968 | 9,898,097 |

(1) Amounts previously written-off that are recovered including through assignment. In the six-month period ended June 30, 2023, there was assignment of credit not yet written-off, in the amount of R$1,084,940 thousand (R$2,088,947 thousand in 2022), whose sale value was R$29,032 thousand (R$190,105 thousand in 2022) and assignments of credit operations already written off as loss in the amount of R$5,684,420 thousand (R$9,313,593 thousand in 2022), whose sale value was R$138,640 thousand (R$528,973 thousand in 2022), without retention of risks and benefits.

## 11) OTHER FINANCIAL INSTRUMENTS

### a) Sundry

| | R$ thousands | |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Foreign exchange portfolio | 38,806,291 | 37,209,179 |
| Credit card operations | 55,347,247 | 56,687,712 |
| Trade and credit receivables | 31,873,577 | 41,219,831 |
| Debtors for escrow deposits | 20,284,985 | 20,462,101 |
| Securities trading | 8,087,106 | 4,291,006 |
| Receivable insurance premiums | 6,381,270 | 5,986,026 |
| Receivables | 1,533,052 | 1,942,928 |
| Payments made to be reimbursed | 946,015 | 450,754 |
| Receivables on sureties and guarantees honored | 366,482 | 31,370 |
| Other investments | 99,613 | 109,453 |
| Receivables from sale of assets | 143,076 | 92,086 |
| Total | 163,868,714 | 168,482,446 |

### b) Foreign exchange portfolio

#### i. Balances

| | R$ thousand | |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Assets – other financial instruments | | |
| Exchange purchases pending settlement | 26,681,271 | 26,117,890 |
| Exchange sale receivables | 12,109,626 | 11,006,782 |
| (-) Advances in domestic currency received | (320,253) | (154.519) |
| Income receivable on advances granted | 335,647 | 239.026 |
| Total | 38,806,291 | 37,209,179 |
| Liability - Other financial instruments | | |
| Exchange sales pending settlement | 12,528,944 | 11,578,147 |
| Exchange purchase payables | 28,088,840 | 25,826,267 |
| (-) Advances on foreign exchange contracts | (18,052,593) | (13,869,438) |
| Other | 167 | 332 |
| Total | 22,565,358 | 23,535,308 |
| Net foreign exchange portfolio | 16,240,933 | 13,673,871 |
| Memorandum accounts: | | |
| - Loans available for import | 523,865 | 793.921 |
| - Confirmed exports loans | 2,409 | 284.343 |

**ii. Foreign exchange results:** Below is the composition of the Organization's Net foreign exchange income.

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Revenue from financial intermediation – foreign exchange income | (64,812) | 3,228,189 |
| Adjustments: | | |
| - Income on foreign currency financing (1) | 90,774 | 125,751 |
| - Income on export financing (1) | 1,216,664 | 1,423,435 |
| - Expenses of liabilities with foreign bankers (2) (Note 16d) | (234,608) | (2,126,678) |
| - Funding expenses (3) | (1,110,181) | (1,277,386) |
| - Other (4) | 744,372 | 202,878 |
| Total adjustments | 707,021 | (1,652,000) |
| Net foreign exchange income | 642,209 | 1,576,189 |

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the foreign exchange rate variations of amounts invested in foreign currency.

## 12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

### a) Composition of investments in associates and jointly controlled entities (joint ventures)

| Companies | On June 30, 2023 | | | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Headquarters' location | Equity interest | Shareholding interest with voting rights | Investment book value | Current assets | Non - current assets | Current liabilities | Non-current liabilities | Share of profit (loss) of associates and jointly controlled entities (1) | Accumulated other comprehensive income of the period | Total comprehensive income |
| Haitong Banco de Investimento do Brasil S.A. | São Paulo - Brazil | 20.00% | 20.00% | 110,252 | 5,081,283 | 1,607,185 | 4,250,651 | 1,886,555 | (227) | (935) | (2,070) |
| Tecnologia Bancária S.A. (2) | São Paulo - Brazil | 24.55% | 24.55% | 225,325 | 822,362 | 2,213,884 | 1,365,610 | 758,080 | (6,439) | | (26,227) |
| Swiss Re Corporate Solutions Brasil (2) | São Paulo - Brazil | 40.00% | 40.00% | 493,640 | 2,890,512 | 1,675,859 | 3,246,781 | 334,098 | 9,449 | (9,841) | 13,781 |
| Gestora de Inteligência de Crédito S.A. (2) (3) | São Paulo - Brazil | 16.82% | 16.82% | 63,759 | 163,837 | 1,101,901 | 257,492 | 634,849 | (4,380) | - | (26,040) |
| Other (4) | | | | 7,242,728 | | | | | 623,627 | | |
| Total investments in associates | | | | 8,135,704 | | | | | 622,030 | | |
| Elo Participações S.A. (5) | São Paulo - Brazil | 50.01% | 50.01% | 1,263,171 | 823,364 | 2,025,642 | 151,721 | 169,584 | 437,373 | - | 874,571 |
| Total investments in joint ventures | | | | 1,263,171 | | | | | 437,373 | | |
| Total on June 30, 2023 | | | | 9,398,875 | | | | | 1,059,403 | | |

(1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for alignment of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a reporting date delay of up to 60 days, allowed by regulation;

(3) Dilution of participation resulting from the entry of a new shareholder with the issuance of new shares;

(4) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received interest on equity, R$131,963 thousand, for the six-month period ended June 30, 2023, referring to Cielo S.A.; and

(5) Brazilian company, provider of services related to credit and debit cards and other means of payment. Until June 30, 2023, the Organization received R$668,413 thousand in dividends from this investment.

R$ thousands

| Companies | On December 31, 2022 | | | | | | | | For the six-month period ended June 30, 2022 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Headquarters' location | Equity interest | Shareholding interest with voting rights | Investment book value | Current assets | Non - current assets | Current liabilities | Non-current liabilities | Share of profit (loss) of associates and jointly controlled entities (1) | Accumulated other comprehensive income | Total comprehensive income |
| Haitong Banco de Investimento do Brasil S.A. | São Paulo - Brazil | 20.00% | 20.00% | 110,666 | 3,942,918 | 2,532,418 | 3,540,598 | 2,382,666 | 360 | (3,843) | (2,044) |
| Tecnologia Bancária S.A. (2) | São Paulo - Brazil | 24.55% | 24.55% | 234,418 | 792,287 | 2,126,537 | 882,585 | 1,080,496 | 14,644 | - | 59,649 |
| Swiss Re Corporate Solutions Brasil (2) | São Paulo - Brazil | 40.00% | 40.00% | 427,295 | 3,090,774 | 1,454,859 | 3,450,969 | 278,095 | 14,029 | (40,694) | (5,621) |
| Gestora de Inteligência de Crédito S.A. (2) | São Paulo - Brazil | 21.02% | 21.02% | 23,613 | 380,640 | 1,103,210 | 433,538 | 677,412 | (10,822) | - | (51,484) |
| Other (3) | | | | 6,726,481 | | | | | 335,088 | | |
| Total investments in associates | | | | 7,522,473 | | | | | 353,299 | | |
| Elo Participações S.A. (4) | São Paulo - Brazil | 50.01% | 50.01% | 1,519,568 | 1,030,474 | 2,235,890 | 461,727 | 164,576 | 314,564 | (17,399) | 611,603 |
| Total investments in joint ventures | | | | 1,519,568 | | | | | 314,564 | | |
| Total on December 31, 2022 | | | | 9,042,041 | | | | | | | |
| Total on June 30, 2022 | | | | | | | | | 667,863 | | |

(1) The share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for alignment of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a reporting date delay of up to 60 days, allowed by regulation;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received R$91,027 thousand in interest on capital for the six-month period ended June 30, 2022, referring to Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to June 30, 2022, the Organization received R$424,276 thousand in dividends from this investment.

## 13) PREMISES AND EQUIPMENT

| | | | | | | R$ thousands |
|---|---|---|---|---|---|---|
| | On June 30, 2023 | | | | | Carrying amount in December 31, 2022 |
| | Annual depreciation rate | Cost | Depreciation | Accumulated impairment of non-financial assets | Carrying amount | |
| Premises and equipment: | | | | | | |
| - Buildings (1) | 4% | 1,164,478 | (997,632) | (160) | 166,686 | 235,264 |
| - Land | - | 763,816 | - | - | 763,816 | 770,952 |
| Facilities, furniture and premises and equipment | 10% | 5,306,848 | (3,039,252) | (23,041) | 2,244,555 | 2,226,554 |
| Security and communication systems | 10% | 392,403 | (312,269) | (6,271) | 73,863 | 74,791 |
| Data processing systems | 20 to 40% | 12,105,017 | (8,536,344) | (8,783) | 3,559,890 | 3,523,783 |
| Transportation systems | 10 to 20% | 214,359 | (122,173) | - | 92,186 | 86,693 |
| Assets under construction | - | 701,348 | - | - | 701,348 | 912,026 |
| **Total on June 30, 2023** | | 20,648,269 | (13,007,670) | (38,255) | 7,602,344 | |
| **Total on December 31, 2022** | | 20,965,376 | (13,089,209) | (46,104) | | 7,830,063 |

The fixed assets to shareholders' equity ratio is 24.4% (28.1% on December 31, 2022) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by Resolution No. 4,957/21.

## 14) INTANGIBLE ASSETS

### a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,220,644 thousand on June 30, 2023 (R$4,329,527 thousand on December 31, 2022), net of provisions for impairment and accumulated amortization, of which: (i) R$2,007,343 thousand (R$2,034,678 thousand on December 31, 2022) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss); and (ii) R$2,213,301 thousand (R$2,294,849 thousand on December 31, 2022) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

For the six-month period ended June 30, 2023, goodwill in the amount of R$226,067 thousand (R$291,586 thousand in 2022) was amortized (Note 31).

## b) Intangible assets

Acquired intangible assets consist of:

| | | | | | R$ thousands |
|---|---|---|---|---|---|
| | On June 30, 2023 | | | | Cost net of amortization in December 31, 2022 |
| | Rate of Amortization (1) | Cost | Accumulated amortization | Cost net of amortization | |
| Acquisition of rights to provide financial services | Contract | 8,086,250 | (3,774,841) | 4,311,409 | 4,560,824 |
| *Software* | 20% | 18,435,757 | (10,526,100) | 7,909,657 | 7,163,321 |
| Goodwill (2) | Up to 20% | 14,187,742 | (11,418,027) | 2,769,715 | 2,851,263 |
| Other | Contract | 2,118,795 | (550,583) | 1,568,212 | 1,458,704 |
| Total on June 30, 2023 | | 42,828,544 | (26,269,551) | 16,558,993 | |
| Total on December 31, 2022 | | 42,225,480 | (26,191,368) | | 16,034,112 |

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses"; and

(2) On June 30, 2023, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$1,083,298 thousand (December 31, 2022 – R$1,189,942 thousand), Odonto System – R$54,104 thousand (December 31, 2022 – R$74,618 thousand), Bradescard Mexico – R$9,429 thousand (December 31, 2022 – R$10,101 thousand), Bradesco BBI - R$25,036 thousand (December 31, 2022 – R$33,834 thousand), Kirton Bank - R$437,118 thousand (December 31, 2022 – R$455,995 thousand), RCB Investimentos – R$30,909 thousand (December 31, 2022 – R$52,932 thousand), Banco Digio – R$238,711 thousand (December 31, 2022 – R$313,548 thousand) and BV - Distribuidora de Valores Mobiliários – R$164,641 thousand.

## c) Changes in intangible assets by type

| | | | | R$ thousands |
|---|---|---|---|---|
| | On December 31, 2022 | Additions / (reductions) | Amortization for the period | On June 30, 2023 |
| Acquisition of rights to provide financial services | 4,560,824 | 760,159 | (1,009,574) | 4,311,409 |
| *Software* | 7,163,321 | 1,509,928 | (763,592) | 7,909,657 |
| Goodwill – Future profitability (1) | 1,238,359 | 144,519 | (153,957) | 1,228,921 |
| Goodwill – Based on intangible assets and other reasons | 1,245,204 | - | (68,846) | 1,176,358 |
| Goodwill – Difference in fair value of assets/liabilities | 367,700 | - | (3,264) | 364,436 |
| Other | 1,458,704 | 200,082 | (90,574) | 1,568,212 |
| Total | 16,034,112 | 2,614,688 | (2,089,807) | 16,558,993 |
| Total (2) | 11,936,697 | 2,891,238 | (1,939,355) | 12,888,580 |

(1) Based on the purchase price allocation study report ("PPA"), which determined the fair value of the assets acquired and liabilities assumed from Banco Digio S.A.; and

(2) Corresponds to the movement of assets from December 31, 2021 to June 30, 2022.

## 15) OTHER ASSETS

| | | R$ thousand |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Prepaid taxes | 14,755,300 | 14,440,840 |
| Other assets and values (a) | 5,843,345 | 5,741,909 |
| Other debtors | 2,391,277 | 3,685,624 |
| Interbank and interdepartmental accounts | 359,229 | 241,989 |
| Other (1) | 2,275,266 | 2,490,547 |
| Total | 25,624,417 | 26,600,909 |

(1) Includes: (i) material in stock, amounts receivable, other advances, advances and payments to be reimbursed; and (ii) investment property, in the amount of R$1,441,374 thousand (R$1,414,801 thousand in December 31, 2022).

## a) Other Assets and Values

### I) Non-financial assets held for sale/other

| | On June 30, 2023 | | | Cost net of provision in December 31, 2022 |
|---|---|---|---|---|
| | Cost | Accumulated impairment of non-financial assets | Cost net of provision | R$ thousands |
| Real estate | 2,289,918 | (1,407,635) | 882,283 | 878,814 |
| Vehicles and similar | 704,694 | (287,798) | 416,896 | 357,199 |
| Machinery and equipment | 5,088 | (3,848) | 1,240 | 1,108 |
| Other | 34,600 | (7,057) | 27,543 | 29,201 |
| **Total on June 30, 2023** | 3,034,300 | (1,706,338) | 1,327,962 | |
| **Total on December 31, 2022** | 3,006,255 | (1,739,933) | | 1,266,322 |

### II) Prepaid expenses

| | | R$ thousands |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Deferred insurance acquisition costs (1) | 1,382,887 | 1,378,638 |
| Commission for the placement of loans and financing (2) | 10,926 | 19,057 |
| Advertising and marketing expenses (3) | 207,723 | 387,560 |
| Other (4) | 1,207,509 | 950,399 |
| Total | 2,809,045 | 2,735,654 |

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; (ii) card issue costs; and (iii) Information Technology infrastructure expense.

## 16) DEPOSITS FROM BANKS

| | On June 30, 2023 | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | R$ thousands |
| Demand deposits - Financial Institutions | 1,031,158 | - | - | - | 1,031,158 | 1,187,198 |
| Interbank deposits | 516,891 | 688,682 | 327,524 | 721 | 1,533,818 | 1,553,496 |
| Securities sold under agreements to repurchase (a) | 241,274,360 | 10,714,027 | - | 250,570 | 252,238,957 | 222,694,031 |
| Borrowings (b) | 3,540,132 | 15,098,501 | 7,666,650 | 40 | 26,305,323 | 32,625,290 |
| Onlending (c) | 1,014,303 | 3,407,307 | 3,311,438 | 16,021,088 | 23,754,136 | 23,888,023 |
| **Total on June 30, 2023** | 247,376,844 | 29,908,517 | 11,305,612 | 16,272,419 | 304,863,392 | |
| % | 81.1 | 9.8 | 3.7 | 5.4 | 100.0 | |
| **Total on December 31, 2022** | 226,805,329 | 29,303,971 | 9,368,638 | 16,470,100 | | 281,948,038 |
| % | 80.4 | 10.4 | 3.3 | 5.9 | | 100.0 |

## a) Securities sold under agreements to repurchase

R$ thousands

| | On June 30, 2023 | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | |
| Own securities | 88,951,133 | 7,497,336 | - | 250,570 | 96,699,039 | 140,915,808 |
| • Government securities | 82,002,480 | 561,484 | - | - | 82,563,964 | 128,861,065 |
| • Debentures | 5,575,957 | 6,935,852 | - | 10,451 | 12,522,260 | 9,115,077 |
| • Foreign | 1,372,696 | - | - | 240,119 | 1,612,815 | 2,939,666 |
| Sale of securities purchased under reverse repos (1) | 122,771,958 | 828,107 | - | - | 123,600,065 | 64,885,880 |
| Sale of securities with no restriction on right to resell or repledge the collateral (1) | 29,551,269 | 2,388,584 | - | - | 31,939,853 | 16,892,343 |
| Total on June 30, 2023 | 241,274,360 | 10,714,027 | - | 250,570 | 252,238,957 | |
| % | 95.7 | 4.2 | - | 0.1 | 100.0 | |
| Total on December 31, 2022 | 221,984,184 | 369,714 | | 340,133 | | 222,694,031 |
| % | 99.6 | 0.2 | - | 0.2 | | 100.0 |

(1) Represented by government securities.

## b) Borrowing

R$ thousands

| | On June 30, 2023 | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | |
| In Brazil | - | - | - | | - | 12,123,188 |
| – Official Institutions | - | - | - | - | - | 12,123,188 |
| Overseas | 3,540,132 | 15,098,501 | 7,666,650 | 40 | 26,305,323 | 20,502,102 |
| Total n June 30, 2023 | 3,540,132 | 15,098,501 | 7,666,650 | 40 | 26,305,323 | |
| % | 13.5 | 57.4 | 29.1 | - | 100.0 | |
| Total on December 31, 2022 | 2,320,591 | 25,679,979 | 4,624,706 | 14 | | 32,625,290 |
| % | 7.1 | 78.7 | 14.2 | - | | 100.0 |

## c) On-lending [(1)]

R$ thousands

| | On June 30, 2023 | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | |
| In Brazil | 1,014,303 | 3,407,307 | 3,311,438 | 16,021,088 | 23,754,136 | 23,888,023 |
| - FINAME | 456,315 | 2,375,480 | 1,894,345 | 9,545,435 | 14,271,575 | 13,404,464 |
| - BNDES | 554,483 | 1,031,812 | 1,130,663 | 6,474,305 | 9,191,263 | 10,082,906 |
| - National Treasury | - | - | 286,430 | - | 286,430 | 398,268 |
| - Other institutions | 3,505 | 15 | - | 1,348 | 4,868 | 2,385 |
| Total on June 30, 2023 | 1,014,303 | 3,407,307 | 3,311,438 | 16,021,088 | 23,754,136 | |
| % | 4.3 | 14.4 | 13.9 | 67.4 | 100.0 | |
| Total on December 31, 2022 | 989,788 | 2,763,038 | 4,011,858 | 16,123,339 | | 23,888,023 |
| % | 4.1 | 11.6 | 16.8 | 67.5 | | 100.0 |

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

### d) Borrowing and on-lending expenses

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Borrowing: | | |
| - In Brazil | 501,961 | 457,126 |
| - Overseas | (1,247,546) | (2,872,556) |
| - Foreign exchange variation from other assets and liabilities overseas | 1,713,541 | 2,916,969 |
| Subtotal borrowing | 967,956 | 501,539 |
| On-lending in Brazil: | | |
| - BNDES | 458,457 | 574,611 |
| - FINAME | 787,255 | 587,506 |
| - National Treasury | 12,631 | 7,827 |
| - Other institutions | 412 | 102 |
| On-lending overseas: | | |
| Payables to foreign bankers (Note 11a) | 234,608 | 2,126,678 |
| Subtotal on-lending | 1,493,363 | 3,296,724 |
| Total | 2,461,319 | 3,798,263 |

### e) Expenses for market funding and inflation indexation and interest on technical provisions for insurance, pension plans and capitalization bonds

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Savings deposits | 4,650,121 | 4,391,690 |
| Time deposits | 20,637,546 | 13,683,884 |
| Securities sold under agreements to repurchase | 15,817,782 | 11,599,144 |
| Securities issued (Note 18a) | 14,122,652 | 9,318,945 |
| Subordinated debts (Note 19b) | 3,591,385 | 3,326,725 |
| Other funding expenses | 545,592 | 484,724 |
| Retail and professional market funding | 59,365,078 | 42,805,112 |
| Inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (1) | 16,329,354 | 15,079,873 |
| Total | 75,694,432 | 57,884,985 |

(1) Presented net in the line item financial income from insurance, pension plans and capitalization bonds (Note 9f III).

## 17) DEPOSITS FROM CUSTOMERS

R$ thousands

| | On June 30, 2023 | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | |
| Demand deposits - customers (1) | 44,907,259 | - | - | - | 44,907,259 | 56,882,411 |
| Savings deposits (1) | 128,300,580 | - | - | - | 128,300,580 | 134,624,479 |
| Time deposits (2) | 26,169,673 | 36,856,167 | 89,234,610 | 265,942,117 | 418,202,567 | 399,175,316 |
| Total on June 30, 2023 | 199,377,512 | 36,856,167 | 89,234,610 | 265,942,117 | 591,410,406 | |
| % | 33.7 | 6.2 | 15.1 | 45.0 | 100.0 | |
| Total on December 31, 2022 | 213,575,855 | 42,698,802 | 83,393,981 | 251,013,568 | | 590,682,206 |
| % | 36.2 | 7.2 | 14.1 | 42.5 | | 100.0 |

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Considers the maturities established in the contracts.

## 18) SECURITIES ISSUED

R$ thousands

| | On June 30, 2023 | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | |
| Securities – Brazil: | | | | | | |
| - Letters of credit for real estate | 1,130,991 | 27,517,189 | 6,189,823 | 17,373,169 | 52,211,172 | 51,258,545 |
| - Letters of credit for agribusiness | 3,464,406 | 13,101,210 | 3,946,048 | 14,447,870 | 34,959,534 | 31,176,213 |
| - Financial bills | 1,588,920 | 13,783,480 | 14,050,636 | 68,037,701 | 97,460,737 | 93,772,038 |
| - Letters of credit guaranteed by property (1) | 158,597 | 248,628 | 1,097,983 | 30,996,485 | 32,501,693 | 30,290,640 |
| Subtotal | 6,342,914 | 54,650,507 | 25,284,490 | 130,855,225 | 217,133,136 | 206,497,436 |
| Securities – Overseas: | | | | | | |
| - MTN Program Issues (2) | 1,201,827 | 177,679 | 10,607 | 3,131,183 | 4,521,296 | 3,934,384 |
| - Securitization of future flow of money orders received from overseas | 52,932 | - | - | 3,855,291 | 3,908,223 | 8,456,444 |
| - Issuance costs | - | - | - | (46) | (46) | - |
| Subtotal | 1,254,759 | 177,679 | 10,607 | 6,986,428 | 8,429,473 | 12,390,828 |
| Structured Operations Certificates | 73,491 | 343,435 | 586,517 | 2,643,535 | 3,646,978 | 3,369,064 |
| Total on June 30, 2023 | 7,671,164 | 55,171,621 | 25,881,614 | 140,485,188 | 229,209,587 | |
| % | 3.3 | 24.1 | 11.3 | 61.3 | 100.0 | |
| Total on December 31, 2022 | 6,206,195 | 33,449,944 | 62,005,587 | 120,595,602 | | 222,257,328 |
| % | 2.8 | 15.1 | 27.9 | 54.2 | | 100.0 |

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$37,806,977 thousand (R$32,392,754 thousand in December 31, 2022), which complies with the requirements determined by BACEN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 233 and 263 months and a term of 37 and 36 months, the credit rights correspond to 2.45% of total assets and 38.83% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 87.39% and 6.74%, respectively. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with BACEN Resolution No. 5,001/22; and
(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

## a) Movement of funds from securities issued

| | | R$ thousands |
|---|---|---|
| | 2023 | 2022 |
| Opening balance on January 1ST | 222,257,328 | 166,228,542 |
| Issuance | 34,800,557 | 56,747,503 |
| Interest accrued | 14,122,652 | 9,318,945 |
| Settlement and interest payments | (42,617,226) | (39,169,647) |
| Foreign exchange variation | 646,276 | (2,013,680) |
| Closing balance on June 30 | 229,209,587 | 191,111,663 |

## 19) SUBORDINATED DEBT

## a) Composition by maturity

| | | | | R$ thousands |
|---|---|---|---|---|
| | Original term in years | Nominal amount | On June 30, 2023 | On December 31, 2022 |
| In Brazil | | | | |
| Financial bills: | | | | |
| 2023 | 7 | 952,152 | 1,834,477 | 2,430,244 |
| 2024 | 7 | 67,450 | 126,954 | 118,737 |
| 2025 | 7 | 3,871,906 | 5,580,320 | 5,211,294 |
| 2027 | 7 | 401,060 | 529,305 | 492,360 |
| 2023 | 8 | 46,440 | 103,464 | 3,083,598 |
| 2024 | 8 | 136,695 | 261,130 | 243,608 |
| 2025 | 8 | 3,328,102 | 3,659,147 | 3,642,764 |
| 2026 | 8 | 694,800 | 999,031 | 932,713 |
| 2028 | 8 | 55,437 | 73,122 | 67,985 |
| 2024 | 9 | 4,924 | 13,343 | 12,354 |
| 2025 | 9 | 370,344 | 657,855 | 616,544 |
| 2027 | 9 | 89,700 | 138,279 | 129,175 |
| 2023 | | - | - | 1,643,525 |
| 2025 | 10 | 284,137 | 897,452 | 827,974 |
| 2026 | 10 | 196,196 | 472,800 | 438,172 |
| 2027 | 10 | 256,243 | 449,709 | 423,111 |
| 2028 | 10 | 248,300 | 430,088 | 402,261 |
| 2030 | 10 | 134,500 | 181,477 | 171,951 |
| 2030 | 8 | 2,368,200 | 2,776,477 | 2,581,541 |
| 2031 | 10 | 7,270,000 | 9,286,437 | 8,618,267 |
| 2032 | 10 | 5,378,500 | 6,257,992 | 5,813,434 |
| 2033 | 10 | 531,000 | 532,918 | - |
| 2026 | 11 | 3,400 | 7,139 | 6,907 |
| 2027 | 11 | 47,046 | 86,061 | 80,272 |
| 2028 | 11 | 74,764 | 137,534 | 129,311 |
| Perpetual | | 13,199,755 | 13,968,954 | 14,123,230 |
| Total (1) (2) | | | 49,461,465 | 52,241,332 |

(1) Includes the amount of R$39,327,339 thousand (R$37,781,759 thousand on December 31, 2022), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose; and

(2) The information on results is presented in Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

b) Movement of subordinated debts

| | R$ thousands | |
|---|---|---|
| | 2023 | 2022 |
| Opening balance on January 1ST | 52,241,332 | 54,451,077 |
| Issuance | 531,000 | 8,074,700 |
| Interest accrued | 3,591,385 | 3,326,725 |
| Settlement and interest payments | (6,902,252) | (11,557,020) |
| Foreign exchange variation/Others | - | (499,780) |
| Closing balance on June 30 | 49,461,465 | 53,795,702 |

## 20) OTHER FINANCIAL LIABILITIES

| | R$ thousands | |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Foreign exchange portfolio (Note 11) | 22,565,358 | 23,535,308 |
| Interbank and interdepartmental accounts | 36,880,631 | 37,317,929 |
| Securities trading | 8,988,766 | 3,838,998 |
| Obligations for operations linked to assignment | 4,004,920 | 4,484,287 |
| Total | 72,439,675 | 69,176,522 |

## 21) PROVISIONS

### a) Insurance, Pension Plans and Capitalization Bonds

#### I) Technical provisions

R$ thousands

| | Insurance (1) | | Life and pension plans (2) | | Capitalization bonds | | Total | |
|---|---|---|---|---|---|---|---|---|
| | On June 30, 2023 | On December 31, 2022 | On June 30, 2023 | On December 31, 2022 | On June 30, 2023 | On December 31, 2022 | On June 30, 2023 | On December 31, 2022 |
| Current and long-term liabilities | | | | | | | | |
| Mathematical reserve for unvested benefits (PMBAC) | 1,134,549 | 1,090,358 | 284,394,561 | 268,511,627 | - | - | 285,529,110 | 269,601,985 |
| Mathematical reserve for vested benefits (PMBC) | 657,415 | 682,205 | 12,586,279 | 12,526,030 | - | - | 13,243,694 | 13,208,235 |
| Mathematical reserve for capitalization bonds (PMC) | - | - | - | - | 7,585,229 | 7,718,702 | 7,585,229 | 7,718,702 |
| Reserve for claims incurred but not reported (IBNR) | 6,351,723 | 5,629,451 | 1,074,232 | 1,036,702 | - | - | 7,425,955 | 6,666,153 |
| Unearned premium reserve | 6,776,588 | 6,562,267 | 3,305,112 | 3,440,555 | - | - | 10,081,700 | 10,002,822 |
| Reserve for unsettled claims (PSL) | 5,462,536 | 5,154,119 | 2,019,026 | 2,007,778 | - | - | 7,481,562 | 7,161,897 |
| Reserve for financial surplus (PET) | - | - | 921,813 | 870,021 | - | - | 921,813 | 870,021 |
| Reserve for draws (PSR) and Reserve for redemptions (PR) | - | - | - | - | 1,494,016 | 1,338,619 | 1,494,016 | 1,338,619 |
| Other provisions | 2,915,006 | 2,817,236 | 3,788,705 | 4,561,622 | 74,736 | 76,778 | 6,778,447 | 7,455,636 |
| Total technical provisions | 23,297,817 | 21,935,636 | 308,089,728 | 292,954,335 | 9,153,981 | 9,134,099 | 340,541,526 | 324,024,070 |

II) Guarantees for technical provisions

| | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|
| | Insurance | | Life and pension plans | | Capitalization bonds | | Total | |
| | On June 30, 2023 | On December 31, 2022 | On June 30, 2023 | On December 31, 2022 | On June 30, 2023 | On December 31, 2022 | On June 30, 2023 | On December 31, 2022 |
| Total technical provisions | 23.297.817 | 21.935.636 | 308.089.728 | 292.954.335 | 9.153.981 | 9.134.099 | 340.541.526 | 324.024.070 |
| (+) Monetary effect on the preparation of LAT (3) | - | - | 766.512 | 678.014 | - | - | 766.512 | 678.014 |
| (-) Commercialization surcharge – extended warranty | (298.367) | - | - | - | - | - | (298.367) | - |
| (-) Portion corresponding to contracted reinsurance | (4.008) | (4.924) | (16.943) | (21.655) | - | - | (20.951) | (26.579) |
| (-) Premiums receivables | (2.620.036) | (2.497.694) | - | - | - | - | (2.620.036) | (2.497.694) |
| (-) Unearned premium reserve – Health and dental insurance (4) | (2.469.707) | (2.308.455) | - | - | - | - | (2.469.707) | (2.308.455) |
| Technical provisions to be covered | 17.905.699 | 17.124.563 | 308.839.297 | 293.610.694 | 9.153.981 | 9.134.099 | 335.898.977 | 319.869.356 |
| | | | | | | | | |
| Investment fund quotas (VGBL and PGBL) | - | - | 249.883.826 | 233.561.256 | - | - | 249.883.826 | 233.561.256 |
| Investment fund quotas (excluding VGBL and PGBL) | 5.347.899 | 4.159.848 | 26.497.560 | 24.250.045 | 2.818.073 | 2.832.193 | 34.663.532 | 31.242.086 |
| Government securities | 13.894.364 | 14.232.086 | 36.453.350 | 35.625.853 | 6.313.383 | 6.558.550 | 56.661.097 | 56.416.489 |
| Stocks | - | - | - | 1.202.571 | - | - | - | 1.202.571 |
| Private securities | 466.405 | 205.881 | 744.165 | 793.191 | 327.951 | | 1.538.521 | 999.072 |
| Total assets held to guarantee technical provisions | 19.708.668 | 18.597.815 | 313.578.901 | 295.432.916 | 9.459.407 | 9.390.743 | 342.746.976 | 323.421.474 |

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$2,800,477 thousand (R$2,718,990 thousand as of December 31, 2022) and the Reserve for Related Expenses of R$91,420 thousand (R$83,721 thousand as of December 31, 2022);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$2,743,152 thousand (R$2,820,984 thousand as of December 31, 2022), "Reserve for related expenses" of R$407,018 thousand (R$394,907 thousand as of December 31, 2022) and "Other technical provisions" of R$619,747 thousand (R$1,305,127 thousand as of December 31, 2022);

(3) The result of the most recent liability adequacy test, performed as of June 30, 2023, showed a total insufficiency of R$766,512 thousand, which was fully offset due to the added value of the guaranteeing assets; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 521/22.

### III) Other income from insurance, pension plans and capitalization bonds

| | R$ thousand | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Written premiums | 29,465,937 | 26,071,848 |
| Pension plan contributions (including VGBL) | 18,014,780 | 16,574,518 |
| Capitalization bond revenues | 3,025,045 | 3,161,859 |
| Ceded coinsurance premiums | (30,596) | (36,709) |
| Refunded premiums | (15,513) | (11,983) |
| **Net premiums earned** | **50,459,653** | **45,759,533** |
| Reinsurance premiums paid | (18,109) | (14,105) |
| **Insurance, pension plan and capitalization bond retained premiums** | **50,441,544** | **45,745,428** |
| Changes in technical provisions for insurance, pension plans and capitalization bonds | (19,313,256) | (18,884,541) |
| Capitalization bond prize draws and redemptions | (2,613,606) | (2,741,005) |
| Retained claims | (22,166,082) | (19,047,548) |
| Insurance, pension plan and capitalization expenses | (1,935,618) | (1,678,168) |
| **Other income from insurance, pension plans and capitalization bonds** | **4,412,982** | **3,394,166** |

## b) Other provisions

| | R$ thousands | |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Provision for contingencies (Note 22) | 19,883,482 | 21,476,537 |
| Provision for Financial guarantees provided (I) | 1,242,370 | 1,778,314 |
| Other (1) | 11,434,652 | 12,698,909 |
| Total | 32,560,504 | 35,953,760 |

(1) Primarly includes provision for payments to be made related to obligations with employees and other administrative provisions.

### I) Sureties and guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is constituted based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale a combination of quantitative models and individualized analyzes is adopted.

| | R$ thousands | | | |
|---|---|---|---|---|
| | On June 30, 2023 | | On December 31, 2022 | |
| | Guaranteed Values | Provisions | Guaranteed Values | Provisions |
| Sureties and guarantees in judicial and administrative proceedings of a fiscal nature | 37,607,501 | (567,671) | 35,397,222 | (616,432) |
| Bank sureties | 48,577,960 | (595,101) | 60,435,179 | (1,160,341) |
| Others | 12,271,970 | (79,598) | 2,128,531 | (1,541) |
| Total | 98,457,431 | (1,242,370) | 97,960,932 | (1,778,314) |

## 22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

### a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

### b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

#### I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

#### II - Civil claims

These are claims for indemnification referring to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually monitored and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so.

It should be noted that, with regard to these disputes over economic plans, the Federal Supreme Court (STF) has suspended the progress of all proceedings without a final judgment, until there is a definitive ruling by that Court on the disputed right.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,004,584 thousand (R$2,906,220 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,892,342 thousand (R$1,824,202 thousand on December 31, 2022): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- PIS and Cofins - R$701,193 thousand (R$657,370 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$483,584 thousand (R$480,085 thousand on December 31, 2022): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

On November 4, 2022, Bacen issued Normative Instruction No. 319, which revoked Circular Letter No. 3,429, of February 11, 2010, which clarifies the procedures for accounting for tax obligations under judicial discussion. This standard became effective as of January 1, 2023 and did not have a material impact on the financial statements.

In March 2023, Banco Bradesco adhered to the "Litigation Zero" program, pursuant to Joint Ordinance PGFN/RFB No. 1, of January 12, 2023, which allows for a reduction of up to 100% in the amount of interest and fines on tax amounts in tax administrative litigation considered irrecoverable or difficult to recover by our Executive Tax Committee.

IV - Provisions by nature

| | R$ thousands | |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Labor claims | 5,534,357 | 6,009,966 |
| Civil claims | 7,576,463 | 7,989,207 |
| Provision for tax risks | 6,772,662 | 7,477,364 |
| Total (Note 21b) | 19,883,482 | 21,476,537 |

V - Changes in provisions – Provision expenses

| | R$ thousands | | |
|---|---|---|---|
| | Labor | Civil | Tax |
| Balance on January 1ST, 2023 | 6,009,966 | 7,989,207 | 7,477,364 |
| Adjustment for inflation | 337,269 | 249,998 | 237,687 |
| Provisions, net of (reversals and write-offs) | 616,507 | 1,129,333 | (643,113) |
| Payments | (1,429,385) | (1,792,075) | (299,276) |
| Balance on June 30, 2023 | 5,534,357 | 7,576,463 | 6,772,662 |

### c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on June 30, 2023, R$12,351,177 thousand (R$9,211,004 thousand on December 31, 2022) for civil claims and R$44,471,503 thousand (R$39,703,592 thousand on December 31, 2022) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$11,019,448 thousand (R$10,548,883 thousand on December 31, 2022): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,193,691 thousand (R$5,757,539 thousand on December 31, 2022): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$8,410,867 thousand (R$8,054,885 thousand on December 31, 2022), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2017 – R$2,955,659 thousand (R$2,976,879 thousand on December 31, 2022): relating to disallowance of expenses with credit losses;

- ISSQN – Commercial Leasing Companies – R$1,754,556 thousand (R$1,725,257 thousand on December 31, 2022): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- PIS and COFINS notifications and disallowances of compensations – R$1,615,717 thousand (R$1,563,374 thousand on December 31, 2022): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,296,342 thousand (R$1,250,549 thousand on December 31, 2022): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$752,549 thousand (R$728,777 thousand on December 31, 2022): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$178,712 thousand (R$173,351 thousand on December 31, 2022): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

### d) Other matters

There is currently a criminal case against two former members of Bradesco's board, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named "Operation Zelotes", investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). There is a sentence of the two former members of the board of Bradesco, pending final judgement.

## 23) OTHER LIABILITIES

| | | R$ thousands |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Sundry creditors | 4,235,683 | 4,742,937 |
| Payment of taxes and other contributions | 6,310,280 | 729,315 |
| Credit card operations | 2,859,392 | 3,649,784 |
| Taxes and contributions payable | 3,423,210 | 3,902,778 |
| Liabilities for acquisition of assets and rights | 909,169 | 1,204,021 |
| Social and statutory | 4,823,520 | 5,570,334 |
| Obligations for quotas of investment funds | 3,864,842 | 4,056,242 |
| Other | 5,291,860 | 5,136,239 |
| Total | 31,717,956 | 28,991,650 |

## 24) SHAREHOLDERS' EQUITY

### a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

| | On June 30, 2023 | On December 31, 2022 |
|---|---|---|
| Common | 5,330,304,681 | 5,338,393,881 |
| Preferred | 5,311,865,547 | 5,320,094,147 |
| Subtotal | 10,642,170,228 | 10,658,488,028 |
| Treasury (common shares) (1) | - | (8,089,200) |
| Treasury (preferred shares) (1) | - | (8,228,600) |
| Total outstanding shares | 10,642,170,228 | 10,642,170,228 |

(1) On April 18, 2023, the cancellation of all shares held in treasury issued by the Company (item d) was approved.

### b) Profit reserves

| | R$ thousands | |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Profit reserves | | |
| - Legal reserve (1) | 13,024,492 | 12,584,615 |
| - Statutory reserve (2) | 63,340,200 | 60,979,593 |
| Total | 76,364,692 | 73,564,208 |

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and

(2) In order to maintain an operating margin compatible with the development of the Company's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

### c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on June 15, 2023, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2023, in the amount of R$2,000,000 thousand, of which R$0.178997 per common share and R$0.196897 per preferred share, whose payment was made on July 6, 2023.

Interest on shareholders' equity for the six-month period ended June 30, 2023, is calculated as follows:

| | R$ thousands | % (1) |
|---|---|---|
| Net income | 8,797,537 | |
| (-) Legal reserve | 439,877 | |
| Adjusted calculation basis | 8,357,660 | |
| Monthly and intermediary interest on shareholders' equity (gross), paid | 3,156,402 | |
| Additional provisioned interest on equity (gross) | 2,616,274 | |
| Withholding income tax on interest on shareholders' equity | (865,901) | |
| Interest on shareholders' equity (net) accumulated on June 30, 2023 | 4,906,775 | 58.71 |
| Interest on shareholders' equity (net) accumulated on June 30, 2022 | 4,050,350 | 30.27 |

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity were paid or recognized in provisions, as follows:

| Description | | | | | R$ thousands |
|---|---|---|---|---|---|
| | Per share (gross) | | Amount paid/provisioned | Withholding Income Tax (IRRF) (15%) | Net amount paid/provisioned |
| | Common | Preferred | | | |
| Monthly interest on shareholders' equity paid | 0.103499 | 0.113849 | 1,087,982 | 163,197 | 924,785 |
| Intermediary interest on shareholders' equity paid | 0.178723 | 0.196595 | 2,000,000 | 300,000 | 1,700,000 |
| Supplementary interest on shareholders' equity paid | 0.149871 | 0.164859 | 1,677,135 | 251,570 | 1,425,565 |
| **Total paid or accrued in the six-month period ended on June 30, 2022** | **0.432093** | **0.475303** | **4,765,117** | **714,767** | **4,050,350** |
| | | | | | |
| Monthly interest on shareholders' equity paid | 0.103499 | 0.113849 | 1,156,402 | 173,460 | 982,942 |
| Intermediary interest paid on shareholders' equity (1) | 0.178997 | 0.196897 | 2,000,000 | 300,000 | 1,700,000 |
| Supplementary interest on shareholders' equity provisioned | 0.234153 | 0.257568 | 2,616,274 | 392,441 | 2,223,833 |
| **Total paid or accrued in the six-month period ended on June 30, 2023** | **0.516649** | **0.568314** | **5,772,676** | **865,901** | **4,906,775** |

(1) Paid on July 6, 2023.

## d) Treasury shares

In the Special Shareholders' Meeting held on March 10, 2023, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 16,317,800 nominative-book-entry shares was approved, being 8,089,200 common shares and 8,228,600 preferred shares, without reduction of share capital with effective cancellation occurring on April 18, 2023, the approval date by Bacen.

## e) Earnings per share

### i. Basic earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

| | Six-month period ended June 30 | |
|---|---|---|
| | 2023 | 2022 |
| **Net earnings attributable to the Organization's common shareholders (R$ thousand)** | 4,199,665 | 6,723,501 |
| **Net earnings attributable to the Organization's preferred shareholders (R$ thousand)** | 4,597,872 | 7,361,015 |
| Weighted average number of common shares outstanding (thousand) | 5,330,305 | 5,338,394 |
| Weighted average number of preferred shares outstanding (thousand) | 5,311,866 | 5,320,094 |
| Basic earnings per share attributable to common shareholders of the Organization (in Reais) | 0.79 | 1.26 |
| Basic earnings per share attributable to preferred shareholders of the Organization (in Reais) | 0.87 | 1.38 |

### ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

## 25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of June 30, 2023, the balance of minority interests in subsidiaries was R$867,677 thousand (R$737,991 thousand on December 31, 2022), represented, primarily by Odontoprev.

## 26) FEE AND COMMISSION INCOME

| | R$ thousand | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Credit card income | 4,690,624 | 4,323,060 |
| Checking account | 3,641,094 | 3,892,041 |
| Loans | 1,082,188 | 1,435,110 |
| Collections | 886,438 | 932,872 |
| Consortium management | 1,095,114 | 1,181,970 |
| Asset management | 687,618 | 639,887 |
| *Underwriting/ Financial advisory services* | 390,995 | 471,899 |
| Custody and brokerage services | 613,580 | 662,521 |
| Payments | 219,859 | 222,649 |
| Other | 530,312 | 425,790 |
| Total | 13,837,822 | 14,187,799 |

## 27) PAYROLL AND RELATED BENEFITS

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Salaries | 5,694,241 | 5,337,070 |
| Benefits | 2,782,971 | 2,465,797 |
| Social security charges | 1,947,213 | 1,779,503 |
| Employee profit sharing | 834,425 | 919,245 |
| Training | 41,474 | 44,374 |
| Total | 11,300,324 | 10,545,989 |

## 28) OTHER ADMINISTRATIVE EXPENSES

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Outsourced services | 2,615,561 | 2,469,880 |
| Depreciation and amortization | 2,057,501 | 1,671,817 |
| Data processing | 1,107,450 | 983,276 |
| Communication | 477,850 | 574,187 |
| Asset maintenance | 686,326 | 674,589 |
| Rental | 598,475 | 599,894 |
| Financial system services | 722,570 | 664,767 |
| Advertising and marketing | 526,615 | 826,743 |
| Security and surveillance | 298,225 | 292,460 |
| Transport | 367,287 | 380,643 |
| Water, electricity and gas | 175,979 | 202,925 |
| Supplies | 59,364 | 55,731 |
| Travel | 63,956 | 28,087 |
| Other | 901,081 | 709,450 |
| Total | 10,658,240 | 10,134,449 |

## 29) TAX EXPENSES

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Contribution for Social Security Financing (COFINS) | 2,541,053 | 2,676,877 |
| Social Integration Program (PIS) contribution | 408,034 | 420,792 |
| Tax on Services (ISSQN) | 475,246 | 494,129 |
| Municipal Real Estate Tax (IPTU) expenses | 83,422 | 82,258 |
| Other | 204,420 | 117,982 |
| Total | 3,712,175 | 3,792,038 |

## 30) OTHER OPERATING INCOME

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Other interest income | 2,589,548 | 1,676,868 |
| Reversal of other operating provisions | 1,488,572 | 2,596,224 |
| Revenues from recovery of charges and expenses | 206,389 | 355,317 |
| Other | 3,102,561 | 2,457,601 |
| Total | 7,387,070 | 7,086,010 |

## 31) OTHER OPERATING EXPENSES

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Other finance costs | 719,646 | 894,694 |
| Sundry losses | 309,816 | 439,452 |
| Discount granted | 1,537,196 | 1,341,246 |
| Commissions on loans and financing | 256,712 | 368,679 |
| Intangible assets amortization - payroll | 837,180 | 598,296 |
| Goodwill amortization (Note 14a) | 226,067 | 291,586 |
| Card marketing expenses | 1,704,218 | 1,635,844 |
| Other (1) | 4,882,012 | 5,547,093 |
| Total | 10,472,847 | 11,116,890 |

## 32) NON-OPERATING INCOME (LOSS)

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Gain/loss on sale and write-off of assets and investments (1) | 77,354 | 523,123 |
| Recording/reversal of non-operating provisions (2) | (129,598) | (97,254) |
| Other | 25,682 | 56,386 |
| Total | (26,562) | 482,255 |

(1) In the six-month period ended June 30, 2023, includes gains related to the demutualization of the CIP (*Câmara Interbancária de Pagamentos*); and
(2) Primarily includes the provision for devaluation of non-financial assets held for sale.

## 33) INCOME TAXES

### a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Income before income tax and social contribution | 8,129,643 | 19,439,546 |
| Total burden of income tax (25%) and social contribution (20%) at the current rates | (3,658,339) | (8,747,796) |
| Effect on the tax calculation: | | |
| Equity investment in associates and jointly controlled companies | 476,731 | 300,538 |
| Net non-deductible expenses an non-taxable income | 527,226 | 107,486 |
| Interest on shareholders' equity (paid and payable) | 2,597,704 | 2,144,303 |
| Other amounts (1) | 853,432 | 957,977 |
| Income tax and social contribution for the period | 796,754 | (5,237,492) |

It basically includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to the shown; and (ii) incentive deductions.

### b) Breakdown of income tax and social contribution in the income statement

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Current taxes: | | |
| Income tax and social contribution payable | (3,907,308) | (6,188,283) |
| Deferred taxes: | | |
| Constitution/realization in the period on temporary additions and exclusions | 4,802,988 | 1,486,639 |
| Use of opening balances of: | | |
| Social contribution loss | (186,063) | (354,134) |
| Income tax loss | (229,825) | (439,718) |
| Constitution in the period of: | | |
| Social contribution loss | 122,294 | 68,595 |
| Income tax loss | 194,668 | 189,409 |
| Total deferred tax expense | 4,704,062 | 950,791 |
| Income tax and social contribution for the period | 796,754 | (5,237,492) |

## c) Deferred income tax and social contribution

| | | | | R$ thousands |
|---|---|---|---|---|
| | Balance on December 31, 2022 | Amount constituted | Amount realized | Balance on June 30, 2023 |
| Expected credit loss associated with credit risk | 50,155,501 | 8,732,086 | (4,807,028) | 54,080,559 |
| Civil provisions | 3,509,401 | 281,115 | (467,795) | 3,322,721 |
| Tax provisions | 3,262,369 | 144,102 | (286,657) | 3,119,814 |
| Labor provisions | 2,686,565 | 209,285 | (420,802) | 2,475,048 |
| *Impairment of securities and investments* | 2,441,248 | 386,095 | (94,229) | 2,733,114 |
| Non-financial assets held for sale | 761,800 | 105,742 | (124,316) | 743,226 |
| Fair value adjustment of trading securities and derivatives | 80,519 | 478,635 | (68,259) | 490,895 |
| Amortization of goodwill | 212,085 | 11,769 | (5,553) | 218,301 |
| Provision for interest on own capital | - | 1,177,326 | - | 1,177,326 |
| Other | 5,146,161 | 883,486 | (1,013,425) | 5,016,222 |
| Total deductible taxes on temporary differences | 68,255,649 | 12,409,641 | (7,288,064) | 73,377,226 |
| Income tax and social contribution losses in Brazil and overseas | 19,128,543 | 316,962 | (415,888) | 19,029,617 |
| Subtotal | 87,384,192 | 12,726,603 | (7,703,952) | 92,406,843 |
| Adjustment to fair value of available-for-sale securities | 4,134,824 | 179,778 | (1,660,167) | 2,654,435 |
| Total deferred tax assets | 91,519,016 | 12,906,381 | (9,364,119) | 95,061,278 |
| Deferred tax liabilities (Note 33e) | 5,707,023 | 1,235,409 | (865,270) | 6,077,162 |
| Deferred tax assets, net of deferred tax liabilities | 85,811,993 | 11,670,972 | (8,498,849) | 88,984,116 |
| - Percentage of net deferred tax assets on capital | 59.5% | | | 59.9% |
| - Percentage of net deferred tax assets over total assets | 4.8% | | | 4.8% |

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On June 30, 2023, there was a total of R$14,087 thousand (R$16,550 thousand as of December 31, 2022) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable under the technical study and analyses made by the Board as required by Bacen.

## d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

| | | | | | On June 30, 2023 - R$ thousands |
|---|---|---|---|---|---|
| | Temporary differences | | Carry-forward tax losses | | Total |
| | Income tax | Social contribution | Income tax | Social contribution | |
| 2023 | 6,309,297 | 5,015,726 | 323,017 | 78,841 | 11,726,881 |
| 2024 | 13,668,165 | 10,846,050 | 162,555 | 96,379 | 24,773,149 |
| 2025 | 5,324,719 | 4,299,256 | 108,447 | 73,283 | 9,805,705 |
| 2026 | 5,927,537 | 4,755,673 | 115,133 | 69,714 | 10,868,057 |
| 2027 | 5,807,912 | 4,262,349 | 131,948 | 78,819 | 10,281,028 |
| 2028 | 2,161,798 | 1,699,086 | 1,593,405 | 1,263,905 | 6,718,194 |
| 2029 | 206,265 | 154,854 | 2,692,581 | 2,165,209 | 5,218,909 |
| 2030 | 1,023,905 | 789,804 | 2,834,710 | 2,250,894 | 6,899,313 |
| 2031 | 354,428 | 216,994 | 2,222,222 | 2,406,775 | 5,200,419 |
| 2032 | 342,076 | 211,332 | 92,231 | 269,549 | 915,188 |
| Total | 41,126,102 | 32,251,124 | 10,276,249 | 8,753,368 | 92,406,843 |

The projected realization of deferred tax assets is an estimate and is not directly related to expected accounting profits. Projections for 2025 and subsequent years consider the new resolution for the tax treatment of credit losses incurred established by Law No. 14,467/2022.

On June 30, 2022, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$82,724,903 thousand (R$77,682,708 thousand in December 2022), of which: R$67,599,491 thousand (R$62,480,443 thousand in December 2022) of temporary differences and R$15,125,412 thousand (R$15,202,265 thousand in December 2022) of tax loss and negative basis of social contribution.

## e) Deferred tax liabilities

| | | | | R$ thousands |
|---|---|---|---|---|
| | Balance on December 31, 2022 | Amount constituted | Amount realized | Balance on June 30, 2023 |
| Fair value adjustment to securities and derivative financial instruments | 1,310,556 | 248,275 | (204,360) | 1,354,471 |
| Difference in depreciation | 434,496 | 77,455 | - | 511,951 |
| Judicial deposit | 2,735,883 | 305,573 | (248,668) | 2,792,788 |
| Other | 1,164,904 | 542,912 | (402,598) | 1,305,218 |
| Total deferred liabilities on temporary exclusions | 5,645,839 | 1,174,215 | (855,626) | 5,964,428 |
| Adjustment to fair value of available-for-sale securities | 61,184 | 61,194 | (9,644) | 112,734 |
| Total deferred tax liabilities (Note 33c) | 5,707,023 | 1,235,409 | (865,270) | 6,077,162 |

## 34) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

### a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to assess the nature and financial effects of the business activities in which it is involved and the economic environments in which it operates, including that arising from consolidated financial statements that are in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

R$ thousands

| | Accounting Statement of Financial Position | Proportionately consolidated (1) | Consolidation adjustments (2) | Managerial Statement of Financial Position |
|---|---|---|---|---|
| Assets | | | | |
| Cash and due from banks | 20,341,546 | 156,286 | (1,083,404) | 19,414,428 |
| Interbank investments and Compulsory deposits with the Brazilian Central Bank | 294,982,508 | 27,183 | (366,602) | 294,643,089 |
| Securities and derivative financial instruments | 748,605,991 | 6,687,600 | 36,903,828 | 792,197,419 |
| Loans and leases | 523,636,240 | (156,188) | (354,089) | 523,125,963 |
| Other financial instruments | 163,868,714 | 713,990 | (1,332,907) | 163,249,797 |
| Expected credit loss associated with credit risk | (60,196,372) | (205) | - | (60,196,577) |
| Deferred income tax assets | 95,061,278 | 489,674 | - | 95,550,952 |
| Investments in associates and jointly controlled entities | 9,398,875 | (5,445,318) | - | 3,953,557 |
| Premises and equipment | 7,640,599 | 289,615 | - | 7,930,214 |
| Intangible assets and goodwill, net | 16,558,993 | 3,637,303 | - | 20,196,296 |
| Other assets | 25,624,417 | 1,511,922 | (444,501) | 26,691,838 |
| Accumulated impairment of non-financial assets | (2,900,711) | 165,142 | - | (2,735,569) |
| Total on June 30, 2023 | 1,842,622,078 | 8,077,004 | 33,322,325 | 1,884,021,407 |
| Total on December 31, 2022 | 1,779,324,467 | 10,617,211 | 40,304,939 | 1,830,246,617 |

| | | | | R$ thousands |
|---|---|---|---|---|
| | Accounting Statement of Financial Position | Proportionately consolidated (1) | Consolidation adjustments (2) | Managerial Statement of Financial Position |
| Liabilities | | | | |
| Deposits from banks | 304,863,392 | 2,160,461 | 27,935,769 | 334,959,622 |
| Deposits from customers | 591,410,406 | (2,067,909) | 2,404,883 | 591,747,380 |
| Securities issued | 229,209,587 | - | 10,151,847 | 239,361,434 |
| Subordinated debt | 49,461,465 | - | - | 49,461,465 |
| Derivative financial instruments | 24,155,214 | - | (2,299,564) | 21,855,650 |
| Other financial liabilities | 72,439,675 | (1,898,015) | (596,028) | 69,945,632 |
| Provisions | 373,102,030 | 705,318 | (18,764) | 373,788,584 |
| Deferred tax liabilities | 6,077,162 | 73,955 | - | 6,151,117 |
| Other liabilities | 31,717,956 | 8,109,545 | (4,255,818) | 35,571,683 |
| Non-controlling shareholders | 867,677 | 993,649 | - | 1,861,326 |
| Shareholders' equity | 159,317,514 | - | - | 159,317,514 |
| Total on June 30, 2023 | 1,842,622,078 | 8,077,004 | 33,322,325 | 1,884,021,407 |
| Total on December 31, 2022 | 1,779,324,467 | 10,617,211 | 40,304,939 | 1,830,246,617 |

| | | | | R$ thousands |
|---|---|---|---|---|
| | Accounting Income Statement | Proportionately consolidated (1) | Consolidation adjustments (2) | Managerial Income Statement |
| Revenue from financial intermediation | 99,666,247 | 1,335,927 | 1,299,063 | 102,301,237 |
| Expenses from financial intermediation | (61,826,397) | (285,662) | (2,672,785) | (64,784,844) |
| **Financial margin** | **37,839,850** | **1,050,265** | **(1,373,722)** | **37,516,393** |
| Expected Credit Loss Associated with Credit Risk expense | (19,010,947) | - | - | (19,010,947) |
| **Gross income from financial intermediation** | **18,828,903** | **1,050,265** | **(1,373,722)** | **18,505,446** |
| Other income from insurance, pension plans and capitalization bonds | 4,412,982 | - | - | 4,412,982 |
| Fee and commission income and income from banking fees | 13,837,822 | 2,606,397 | 938,826 | 17,383,045 |
| Personnel expenses | (11,300,324) | (422,671) | - | (11,722,995) |
| Other administrative expenses | (10,658,240) | (477,569) | 226,301 | (10,909,508) |
| Tax expenses | (3,712,175) | (349,770) | - | (4,061,945) |
| Share of profit (loss) of associates and jointly controlled entities | 1,059,403 | (789,338) | - | 270,065 |
| Income tax/social contribution and Other income/expenses | (3,670,834) | (1,617,314) | 208,595 | (5,079,553) |
| Net Income/Loss accumulated on June 30, 2023 | 8,797,537 | - | - | 8,797,537 |
| Net Income/Loss accumulated on June 30, 2022 | 14,084,516 | - | - | 14,084,516 |

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

## b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

| | Financial (1) (2) | | Insurance Group (2) (3) | | | | R$ thousands |
|---|---|---|---|---|---|---|---|
| | Brazil | Overseas | Brazil | Overseas | Other Activities (2) | Eliminations (4) | Managerial Accounting Statement of Financial Position |
| Assets | | | | | | | |
| Cash and due from banks | 13,337,770 | 6,279,973 | 417,916 | 5,460 | 178 | (626,869) | 19,414,428 |
| Interbank investments and Compulsory deposits with the Brazilian Central Bank | 293,702,318 | 940,767 | 4 | - | - | - | 294,643,089 |
| Securities and derivative financial instruments | 417,890,037 | 16,943,240 | 363,716,420 | 8,073 | 3,686,716 | (10,047,067) | 792,197,419 |
| Loans and leases | 486,026,996 | 64,903,072 | - | - | - | (27,804,105) | 523,125,963 |
| Other financial instruments | 159,581,650 | 1,202,134 | 10,182,637 | 26,821 | 120,004 | (7,863,449) | 163,249,797 |
| Expected credit loss associated with credit risk | (58,836,372) | (1,360,205) | - | - | - | - | (60,196,577) |
| Deferred income tax assets | 90,564,361 | 153,466 | 4,691,240 | 1,894 | 139,991 | - | 95,550,952 |
| Investments in associates and jointly controlled entities | 69,396,118 | - | 3,158,318 | - | 1,100 | (68,601,979) | 3,953,557 |
| Premises and equipment | 5,873,268 | 81,672 | 1,974,148 | 1,120 | 6 | - | 7,930,214 |
| Intangible assets and goodwill | 17,065,572 | 46,652 | 3,083,722 | 70 | 280 | - | 20,196,296 |
| Other assets | 20,922,930 | 1,180,408 | 4,513,664 | 1,063 | 76,342 | (2,569) | 26,691,838 |
| Accumulated impairment of non-financial assets | (2,718,768) | - | (16,689) | - | (112) | - | (2,735,569) |
| **Total on June 30, 2023** | **1,512,805,880** | **90,371,179** | **391,721,380** | **44,501** | **4,024,505** | **(114,946,038)** | **1,884,021,407** |
| **Total on December 31, 2022** | **1,466,812,036** | **104,194,711** | **371,285,912** | **36,695** | **3,871,114** | **(115,953,851)** | **1,830,246,617** |
| Liabilities | | | | | | | |
| Deposits from banks | 352,300,398 | 12,942,208 | - | - | - | (30,282,984) | 334,959,622 |
| Deposits from customers | 556,401,021 | 35,748,499 | - | - | - | (402,140) | 591,747,380 |
| Securities issued | 238,717,928 | 8,429,473 | - | - | - | (7,785,967) | 239,361,434 |
| Subordinated debt | 49,461,465 | - | - | - | - | - | 49,461,465 |
| Derivative financial instruments | 19,527,835 | 2,331,102 | 1,213 | - | - | (4,500) | 21,855,650 |
| Other financial liabilities | 69,914,232 | 31,400 | - | - | - | - | 69,945,632 |
| Provisions | 27,085,331 | 100,586 | 346,498,703 | 27,719 | 78,805 | (2,560) | 373,788,584 |
| Deferred tax liabilities | 5,582,414 | 51,287 | 489,590 | - | 27,826 | - | 6,151,117 |
| Other liabilities | 33,361,989 | 676,574 | 9,177,224 | 4,557 | 217,247 | (7,865,908) | 35,571,683 |
| Non-controlling shareholders | 1,135,753 | 30,060,050 | 35,554,650 | 12,225 | 3,700,627 | (68,601,979) | 1,861,326 |
| Shareholders' equity | 159,317,514 | - | - | - | - | - | 159,317,514 |
| **Total on June 30, 2023** | **1,512,805,880** | **90,371,179** | **391,721,380** | **44,501** | **4,024,505** | **(114,946,038)** | **1,884,021,407** |
| **Total on December 31, 2022** | **1,466,812,036** | **104,194,711** | **371,285,912** | **36,695** | **3,871,114** | **(115,953,851)** | **1,830,246,617** |

R$ thousands

| | Financial (1) (2) | | Insurance Group (2) (3) | | Other Activities (2) | Eliminations (4) | Managerial Income Statement |
|---|---|---|---|---|---|---|---|
| | Brazil | Overseas | Brazil | Overseas | | | |
| Revenue from financial intermediation | 80,849,037 | 2,688,378 | 19,877,328 | 1,848 | 254,028 | (1,369,382) | 102,301,237 |
| Expenses from financial intermediation | (48,477,582) | (1,356,850) | (16,329,354) | - | (11) | 1,378,953 | (64,784,844) |
| Financial margin | 32,371,455 | 1,331,528 | 3,547,974 | 1,848 | 254,017 | 9,571 | 37,516,393 |
| Expected Credit Loss Associated with Credit Risk expense | (18,764,983) | (245,964) | - | - | - | - | (19,010,947) |
| Gross income from financial intermediation | 13,606,472 | 1,085,564 | 3,547,974 | 1,848 | 254,017 | 9,571 | 18,505,446 |
| Other income from insurance, pension plans and capitalization bonds | - | - | 4,385,200 | 11,495 | - | 16,287 | 4,412,982 |
| Fee and commission income and income from banking fees | 16,227,393 | 318,151 | 863,663 | - | 2,669 | (28,831) | 17,383,045 |
| Personnel expenses | (10,229,930) | (215,027) | (1,256,345) | (6,139) | (15,554) | - | (11,722,995) |
| Other administrative expenses | (9,977,217) | (189,478) | (963,329) | (4,053) | (7,681) | 232,250 | (10,909,508) |
| Tax expenses | (3,349,624) | (9,344) | (690,800) | (117) | (12,060) | - | (4,061,945) |
| Share of profit (loss) of associates and jointly controlled entities | 67,714 | - | 202,351 | - | - | - | 270,065 |
| IR/CS and Other income/expenses | (2,622,313) | (208,207) | (1,944,057) | (2,031) | (73,668) | (229,277) | (5,079,553) |
| Net Income/Loss accumulated on June 30, 2023 | 3,722,495 | 781,659 | 4,144,657 | 1,003 | 147,723 | - | 8,797,537 |
| Net Income/Loss accumulated on June 30, 2022 | 10,274,769 | 382,218 | 3,407,362 | (101) | 20,268 | - | 14,084,516 |

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

## 35) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

| | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|
| | Shareholders of the parent (1) | | Associates and jointly controlled companies (2) | | Key Management Personnel (3) | | Total | |
| | On June 30, 2023 | On December 31, 2022 | On June 30, 2023 | On December 31, 2022 | On June 30, 2023 | On December 31, 2022 | On June 30, 2023 | On December 31, 2022 |
| Assets | | | | | | | | |
| Interbank investments | - | - | - | 500,259 | - | - | - | 500,259 |
| Securities and derivative financial instruments | 91,127 | 87,464 | 328,546 | 245,323 | - | - | 419,673 | 332,787 |
| Loans and other assets | 12 | 11 | 1,100,875 | 709,437 | 161,517 | 205,947 | 1,262,404 | 915,395 |
| Liabilities | | | | | | | | |
| Demand deposits/Savings accounts | 84 | 294 | 21,828 | 125,597 | 26,265 | 17,885 | 48,177 | 143,776 |
| Time deposits | 2,470,354 | 3,369,309 | 4,240,145 | 540,871 | 455,581 | 542,016 | 7,166,080 | 4,452,196 |
| Securities sold under agreements to repurchase | 1,228,428 | 17,191 | 15,444 | 7,644 | 61,420 | - | 1,305,292 | 24,835 |
| Funds from issuance of securities and subordinated debts | 20,461,601 | 17,095,011 | 3 | - | 937,031 | 940,719 | 21,398,635 | 18,035,730 |
| Interest on own capital payable | 1,502,188 | 1,911,306 | - | - | - | - | 1,502,188 | 1,911,306 |
| Other liabilities | 23 | 9,023 | 12,434,035 | 15,019,045 | 1,612 | 39,826 | 12,435,670 | 15,067,894 |

| | | | | | | | | In the six-month period ended June 30 - R$ thousands |
|---|---|---|---|---|---|---|---|---|
| | Shareholders of the parent (1) | | Associates and jointly controlled companies (2) | | Key Management Personnel (3) | | Total | |
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Income from financial intermediation | 47,031 | 32,139 | 26,653 | 66,812 | 15 | - | 73,699 | 98,951 |
| Financial intermediation expenses | (1,590,020) | (675,990) | (114,494) | (68,222) | (100,951) | (59,592) | (1,805,465) | (803,804) |
| Income from services provided | 80 | 87 | 117,843 | 62,465 | 125 | 19 | 118,048 | 62,571 |
| Other expenses net of other operating revenues | 43,501 | 34,890 | (1,074,388) | (954,455) | (11,675) | (383,991) | (1,042,562) | (1,303,556) |

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 12; and

(3) Members of the Board of Directors and the Board of Executive Officers.

### b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2023, the maximum amount of R$649,622 thousand was determined for the remuneration of the Directors and R$596,300 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

#### Short and medium term remuneration to Key Management Personnel

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Remuneration | 312,786 | 384,440 |
| Total | 312,786 | 384,440 |

#### Post-employment benefits

| | R$ thousands | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Defined contribution pension plans | 295,008 | 243,782 |
| Total | 295,008 | 243,782 |

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

#### Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

| Direct ownership | On June 30, 2023 | On December 31, 2022 |
|---|---|---|
| • Common shares | 0.34% | 0.34% |
| • Preferred shares | 0.84% | 0.83% |
| • Total shares (1) | 0.59% | 0.58% |

(1) On June 30, 2023, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.84% of common shares, 0.89% of preferred shares and 1.86% of all shares (2.62% of common shares, 0.87% of preferred shares and 1.75% of all shares on December 31, 2022).

## 36) RISK AND CAPITAL MANAGEMENT

### a) Risk Management

The activity of risk management is highly strategic due to the increasing complexity of products and services and the globalization of the Organization business. The dynamic nature of the market requires the constant improvement of risk management activity.

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making.

The Organization has an Integrated Risk Management and Capital Allocation Committee - COGIRAC, whose objective is to advise the Chief Executive Officer in the performance of his attributions related to the management and control of all risks and the Organization's capital.

The risk management structure also has the Executive Committees for: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber, there is also the Executive Committee for Products, Services and Partnerships and the Executive Committees of the business areas which, among their attributions, suggest the limits of exposure to their respective risks and prepare mitigation plans to be submitted for evaluation by the Risk Committee and deliberation by the Board of Directors.

Additionally, it is incumbent upon the Risk Committee to assess the Organization's risk management framework and, eventually, propose improvements and challenge the Organization's risk structure in the face of new trends and/or threats, as well as advise the Board of Directors in the performance of its attributions in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these condensed consolidated interim financial statements is part of, or incorporated by reference in, the condensed consolidated interim financial statements.

### b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the six-month period ended on June 30, 2023, Bradesco fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

| Calculation basis - Basel Ratio | R$ thousands | |
|---|---|---|
| | Basel III | |
| | On June 30, 2023 | On December 31, 2022 |
| | Prudential | |
| **Regulatory capital - values** | | |
| Common equity | 109,281,132 | 106,500,779 |
| Level I | 123,250,090 | 120,624,009 |
| Reference Equity - RE | 148,608,470 | 144,282,538 |
| Excess of resources invested in permanent assets | - | - |
| PR Highlight | - | - |
| **Risk-weighted assets (RWA) - amounts** | | |
| Total RWA | 956,139,751 | 971,611,195 |
| **Regulatory capital as a proportion of RWA** | | |
| Index of Common equity - ICP | 11.4% | 11.0% |
| Level 1 Index | 12.9% | 12.4% |
| Basel Ratio | 15.5% | 14.8% |
| **Additional Common Equity (ACP) as a proportion of RWA** | | |
| Additional Common Equity Conservation - ACPConservation | 2.50% | 2.50% |
| Additional Contracyclic Common Equity - ACPContracyclic | 0.00% | 0.00% |
| Additional Systemic Importance of Common Equity - Systemic ACPS | 1.00% | 1.00% |
| Total ACP (1) | 3.50% | 3.50% |
| Excess Margin of Common Equity | 3.43% | 2.96% |
| **Leverage Ratio (AR)** | | |
| Total exposure | 1,664,284,137 | 1,639,736,361 |
| AR | 7.4% | 7.4% |
| **Short Term Liquidity Indicator (LCR)** | | |
| Total High Quality Liquid Assets (HQLA) | 212,771,338 | 198,600,676 |
| Total net cash outflow | 119,211,546 | 124,038,502 |
| LCR | 178.5% | 160.1% |
| **Long Term Liquidity Indicator (NSFR)** | | |
| Available stable funding (ASF) | 888,265,493 | 877,734,697 |
| Stable resources required (RSF) | 721,726,562 | 728,633,715 |
| NSFR | 123.1% | 120.5% |

(1) Failure to comply with ACP rules may result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

## c) Indicator of Global Systemic Importance (IAISG)

According to the Resolutions No. 171/21 and No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important.

## d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

**Trading Portfolio:** it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

**Banking Portfolio:** composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

### VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

| Risk factors (1) | | R$ thousands |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Fixed rates | 4,530 | 1,498 |
| IGPM/IPCA | 7,534 | 3,629 |
| Exchange coupon | 83 | 38 |
| Foreign currency | 4,560 | 1,854 |
| Equities | 595 | 1,964 |
| Sovereign/Eurobonds and Treasuries | 7,511 | 3,524 |
| Other | 6,721 | 1,439 |
| Correlation/diversification effect | (19,804) | (8,252) |
| **VaR (Value at Risk)** | **11,729** | **5,694** |

(1) Amounts net of tax effects.

### Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

**Scenario 1:** Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, For example: for a Real/US dollar exchange rate of R$4.82 a scenario of R$4.87 was used, while for a 1-year fixed interest rate of 11.66%, a 11.67% scenario was applied;

**Scenario 2:** 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.82 a scenario of R$6.02 was used, while for a 1-year fixed interest rate of 11.66%, a 14.57% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

**Scenario 3:** 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.82 a scenario of R$7.23 was used, while for a 1-year fixed interest rate of

11.66%, a 17.48% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

R$ thousands

| | | Trading Portfolio (1) | | | | | |
|---|---|---|---|---|---|---|---|
| | | On June 30, 2023 | | | On December 31, 2022 | | |
| | | Scenarios | | | Scenarios | | |
| | | 1 | 2 | 3 | 1 | 2 | 3 |
| Interest rate in Reais (2) | Exposure subject to variations in fixed interest rates and interest rate coupons | 30 | 10,328 | 14,006 | (63) | (21,058) | (41,285) |
| Price indexes | Exposure subject to variations in price index coupon rates | (3,429) | (114,311) | (228,021) | (3,129) | (51,918) | (110,853) |
| Exchange coupon | Exposure subject to variations in foreign currency coupon rates | - | 39 | 80 | (2) | (339) | (670) |
| Foreign currency | Exposure subject to exchange rate variations | 1,919 | 47,972 | 95,943 | 800 | 20,000 | 40,000 |
| Equities | Exposure subject to variation in stock prices | (147) | (3,670) | (7,340) | (130) | (3,256) | (6,512) |
| Sovereign/Eurobonds and Treasuries | Exposure subject to variations in the interest rate of securities traded on the international market | (218) | (24,064) | (45,653) | 42 | 3,942 | 7,744 |
| Other | Exposure not classified in other definitions | (42) | (1,041) | (2,081) | (135) | (866) | (1,730) |
| Total excluding correlation of risk factors | | (1,887) | (84,747) | (173,066) | (2,617) | (53,495) | (113,306) |

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 284 bps and 554 bps (scenarios 2 and 3 respectively) as of June 30, 2023 (December 31, 2022 - the values were approximately 326 bps and 633 bps in scenarios 2 and 3 respectively).

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

| | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|
| | | Trading and Banking Portfolios (1) | | | | | |
| | | On June 30, 2023 | | | On December 31, 2022 | | |
| | | Scenarios | | | Scenarios | | |
| | | 1 | 2 | 3 | 1 | 2 | 3 |
| Interest rate in Reais (2) | Exposure subject to variations in fixed interest rates and interest rate coupons | 1,469 | (95,138) | (550,150) | (7,204) | (2,730,345) | (5,582,444) |
| Price indexes | Exposure subject to variations in price index coupon rates | (25,465) | (2,377,936) | (4,420,226) | (20,236) | (2,290,418) | (4,152,134) |
| Exchange coupon | Exposure subject to variations in foreign currency coupon rates | (835) | (103,728) | (199,182) | (1,134) | (135,476) | (259,477) |
| Foreign currency | Exposure subject to exchange rate variations | (11,691) | (292,278) | (584,556) | 8,450 | 211,248 | 422,496 |
| Equities | Exposure subject to variation in stock prices | (43,839) | (1,095,982) | (2,191,964) | (33,013) | (825,318) | (1,650,636) |
| Sovereign/Eurobonds and Treasuries | Exposure subject to variations in the interest rate of securities traded on the international market | (1,267) | (153,421) | (296,166) | 943 | (47,166) | (94,368) |
| Other | Exposure not classified in other definitions | 39 | 965 | 1,929 | (158) | (1,432) | (2,862) |
| Total excluding correlation of risk factors | | (81,590) | (4,117,518) | (8,240,313) | (52,352) | (5,818,907) | (11,319,425) |

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 289 bps and 569 bps (scenarios 2 and 3 respectively) as of June 30, 2023 (December 31, 2022 - the values were approximately 346 bps and 675 bps in scenarios 2 and 3 respectively).

e) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and the environment. The social and environmental risks associated with financial institutions are mostly indirect and arise from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a governance structure, composed of committees, policies, rules and procedures, which ensures the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with the BCB Resolutions and observes the principles of relevance and proportionality, necessary in view of the complexity of the Organization's financial products and the Organization's profile of activities.

The Organization seeks to constantly incorporate and improve the criteria for managing socio-environmental risk arising from business relationships with customers, through credit and financing operations, guarantees, suppliers and investments, which make up the scope of analysis reflected in the Risk Standard. Organization's Social, Environmental and Climate Change.

The Organization assumed several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Actions for the Environment (UNEP-FI), the Global Compact, among others.

In addition, the Organization has been a signatory to the Equator Principles since 2004, which assesses, among other requirements, working conditions, respect for human rights and impacts on traditional communities and the environment of financed projects, in compliance with Brazilian legislation, the guidelines of the International Finance Corporation (IFC) and World Bank Health, Safety and Environment Guidelines.

f) Climate Risk

Climate risks represent the possibility of financial losses for the Organization due to the potential impacts resulting from climate related changes. These changes may derive from physical factors brought about by climatic events or by regulatory, technological, market or reputational changes resulting from the transition to a low carbon economy. The climate risks associated with financial institutions are mostly indirect and arise from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The Organization's climate risk management process has a governance structure, composed of committees, policies, rules and procedures, which are designed to ensure the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with BCB resolutions and observes the principles of relevance and proportionality, which are necessary given the complexity of financial products and the Organization's profile of activities.

The Organization seeks to constantly incorporate and improve the criteria for managing climate risks arising from business relationships with customers, through credit and financing operations, guarantees, suppliers and investments, which make up the scope of analysis reflected in the Risk Standard. Organization's Social, Environmental and Climate Change.

The Organization assumed commitments related to climate aspects, with emphasis on the Net Zero Banking Alliance (NZBA), Principles for Responsible Investment (PRI) in addition to being a signatory to the Global Compact and integrating the United Nations Environment Program (UNEP- FI) and since 2019 the Organization has participated in sectoral initiatives focused on the development of methodologies and tools for managing climate risks for the banking industry, in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

## g) Statement of financial position by currency and maturity

### I – The statement of financial position by currency

| | | | | R$ thousands |
|---|---|---|---|---|
| | On June 30, 2023 | | | On December 31, 2022 |
| | Total | Local currency | Foreign currency (1) (2) | Foreign currency (1) (2) |
| Assets | | | | |
| Cash and due from banks | 20,341,546 | 11,647,101 | 8,694,445 | 8,478,739 |
| Financial instruments | 1,727,473,925 | 1,629,345,340 | 98,128,585 | 107,009,148 |
| - Interbank investments | 177,106,917 | 176,144,042 | 962,875 | 880,857 |
| - Compulsory deposits with the Brazilian Central Bank | 117,875,591 | 117,815,328 | 60,263 | 95,705 |
| - Securities | 724,671,253 | 696,364,347 | 28,306,906 | 31,139,849 |
| - Derivative financial instruments | 23,934,738 | 22,554,661 | 1,380,077 | 2,376,199 |
| - Loans | 520,016,712 | 480,567,301 | 39,449,411 | 45,734,173 |
| - Other financial instruments | 163,868,714 | 135,899,661 | 27,969,053 | 26,782,365 |
| Leases | 3,619,528 | 3,619,528 | - | - |
| Expected credit loss associated with credit risk | (60,196,372) | (58,836,167) | (1,360,205) | (1,409,624) |
| - Loans | (53,835,505) | (52,475,300) | (1,360,205) | (1,409,624) |
| - Leases | (41,762) | (41,762) | - | - |
| - Other receivables | (6,319,105) | (6,319,105) | - | - |
| Deferred income tax assets | 95,061,278 | 94,905,918 | 155,360 | 206,188 |
| Investments in associates and jointly controlled entities | 9,398,875 | 9,398,875 | - | - |
| Property and equipment | 20,648,269 | 20,413,485 | 234,784 | 220,138 |
| Intangible assets | 42,828,544 | 42,615,901 | 212,643 | 202,512 |
| Accumulated depreciation and amortization | (39,277,221) | (38,959,308) | (317,913) | (324,197) |
| - Property and equipment | (13,007,670) | (12,855,678) | (151,992) | (157,882) |
| - Intangible assets | (26,269,551) | (26,103,630) | (165,921) | (166,315) |
| Other assets | 25,624,417 | 24,442,946 | 1,181,471 | 1,153,298 |
| Accumulated impairment of non-financial assets | (2,900,711) | (2,900,711) | - | - |
| Total assets | 1,842,622,078 | 1,735,692,908 | 106,929,170 | 115,536,202 |
| | | | | |
| Liabilities | | | | |
| Deposits and other financial liabilities | 1,271,539,739 | 1,180,769,160 | 90,770,579 | 94,969,335 |
| - Deposits from banks | 304,863,392 | 276,789,995 | 28,073,397 | 23,623,611 |
| - Deposits from customers | 591,410,406 | 558,016,387 | 33,394,019 | 39,083,142 |
| - Securities issued | 229,209,587 | 220,780,114 | 8,429,473 | 12,389,132 |
| - Subordinated debts | 49,461,465 | 49,461,465 | - | - |
| - Derivative financial instruments | 24,155,214 | 20,011,615 | 4,143,599 | 4,624,695 |
| - Other financial liabilities | 72,439,675 | 55,709,584 | 16,730,091 | 15,248,755 |
| Provisions | 373,102,030 | 372,973,668 | 128,362 | 122,738 |
| - Technical provision for insurance, pension plans and capitalization bonds | 340,541,526 | 340,519,766 | 21,760 | 14,730 |
| - Other provisions | 32,560,504 | 32,453,902 | 106,602 | 108,008 |
| Deferred taxes | 6,077,162 | 6,025,875 | 51,287 | 43,219 |
| Other liabilities | 31,717,956 | 31,014,393 | 703,563 | 1,154,325 |
| Total liabilities | 1,682,436,887 | 1,590,783,096 | 91,653,791 | 96,289,617 |
| | | | | |
| Equity | | | | |
| Equity attributable to shareholders of the parent | 159,317,514 | 159,317,514 | - | - |
| Non-controlling shareholders | 867,677 | 867,677 | - | - |
| Total Shareholders' equity | 160,185,191 | 160,185,191 | - | - |
| Total Liability and Shareholders' equity | 1,842,622,078 | 1,750,968,287 | 91,653,791 | 96,289,617 |
| Net position of assets and liabilities | | | 15,275,379 | 19,246,585 |
| Net position of derivatives (2) | | | (13,632,697) | (22,887,227) |
| Other net off-balance-sheet accounts (3) | | | (910,276) | (578,242) |
| Net foreign exchange position (passive) (4) | | | 732,406 | (4,218,884) |

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in memorandum accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(2,198,036) thousand in the six-month period ended June 30, 2023 (R$(1,810,596) thousand in 2022), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$322,969 thousand (R$338,774 thousand in 2022).

II - The statement of financial position by maturity

| | | | | | | R$ thousands |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | No stated maturity | Total |
| Assets | | | | | | |
| Cash and due from banks | 20,341,546 | - | - | - | - | 20,341,546 |
| Financial instruments | 883,681,534 | 201,224,119 | 105,595,505 | 536,972,767 | - | 1,727,473,925 |
| - Interbank investments (1) | 141,767,829 | 30,314,700 | 2,679,920 | 2,344,468 | - | 177,106,917 |
| - Compulsory deposits with the Brazilian Central Bank | 117,815,395 | 60,196 | - | - | - | 117,875,591 |
| - Securities (1) (2) | 454,795,504 | 32,250,845 | 19,477,050 | 218,147,854 | - | 724,671,253 |
| - Derivative financial instruments (1) (2) | 12,538,243 | 1,816,209 | 2,940,928 | 6,639,358 | - | 23,934,738 |
| - Loans | 51,943,274 | 96,422,084 | 74,328,061 | 297,323,293 | - | 520,016,712 |
| - Other financial instruments | 104,821,289 | 40,360,085 | 6,169,546 | 12,517,794 | - | 163,868,714 |
| Leases | 130,178 | 603,048 | 646,056 | 2,240,246 | - | 3,619,528 |
| Expected credit loss associated with credit risk | (21,378,771) | (9,932,375) | (6,512,991) | (22,372,235) | - | (60,196,372) |
| - Loans | (17,711,259) | (7,559,259) | (6,310,544) | (22,254,443) | - | (53,835,505) |
| - Leases | (1,920) | (6,561) | (7,409) | (25,872) | - | (41,762) |
| - Other receivables | (3,665,592) | (2,366,555) | (195,038) | (91,920) | - | (6,319,105) |
| Deferred income tax assets | 789,847 | 15,072,753 | 11,818,757 | 67,379,921 | - | 95,061,278 |
| Investments in associates and jointly controlled entities | - | - | - | - | 9,398,875 | 9,398,875 |
| Premises and equipment | 209,101 | 1,045,505 | 1,254,605 | 4,367,572 | 763,816 | 7,640,599 |
| Intangible assets | 463,100 | 1,679,958 | 1,768,087 | 12,395,390 | 252,458 | 16,558,993 |
| Other assets | 10,902,323 | 1,008,923 | 2,208,246 | 11,504,925 | - | 25,624,417 |
| Accumulated impairment of non-financial assets | (2,900,540) | - | - | (171) | - | (2,900,711) |
| Total on June 30, 2023 | 892,238,318 | 210,701,931 | 116,778,265 | 612,488,415 | 10,415,149 | 1,842,622,078 |
| Total on December 31, 2022 | 847,717,987 | 188,036,866 | 116,869,909 | 616,728,599 | 9,971,106 | 1,779,324,467 |

| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | No stated maturity | Total |
|---|---|---|---|---|---|---|
| Liabilities | | | | | | |
| Deposits and other financial liabilities | 527,053,000 | 135,964,547 | 129,597,554 | 464,955,684 | 13,968,954 | 1,271,539,739 |
| - Deposits from banks (1) (3) | 247,376,844 | 29,908,517 | 11,305,612 | 16,272,419 | - | 304,863,392 |
| - Deposits from customers (3) | 199,377,512 | 36,856,167 | 89,234,610 | 265,942,117 | - | 591,410,406 |
| - Securities issued | 7,671,164 | 55,171,621 | 25,881,614 | 140,485,188 | - | 229,209,587 |
| - Subordinated debts | 1,970,355 | 49,001 | 366,628 | 33,106,527 | 13,968,954 | 49,461,465 |
| - Derivative financial instruments | 14,938,670 | 1,192,013 | 2,088,128 | 5,936,403 | - | 24,155,214 |
| - Other financial liabilities | 55,718,455 | 12,787,228 | 720,962 | 3,213,030 | - | 72,439,675 |
| Provisions | 302,147,183 | 1,162,837 | 1,546,183 | 68,245,827 | - | 373,102,030 |
| - Technical provision for insurance, pension plans and capitalization bonds (3) | 290,158,594 | - | - | 50,382,932 | - | 340,541,526 |
| - Other provisions | 11,988,589 | 1,162,837 | 1,546,183 | 17,862,895 | - | 32,560,504 |
| Deferred taxes | 129,750 | 53,238 | 34,420 | 5,859,754 | - | 6,077,162 |

| | | | | | | R$ thousands |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | No stated maturity | Total |
| Other liabilities | 30,654,604 | 77,383 | 103,353 | 882,616 | - | 31,717,956 |
| | | | | | | |
| Equity | | | | | | |
| Equity attributable to shareholders of the parent | - | - | - | - | 159,317,514 | 159,317,514 |
| Non-controlling shareholders | - | - | - | - | 867,677 | 867,677 |
| Total Shareholders' equity | - | - | - | - | 160,185,191 | 160,185,191 |
| Total on June 30, 2023 | 859,984,537 | 137,258,005 | 131,281,510 | 539,943,881 | 174,154,145 | 1,842,622,078 |
| Total on December 31, 2022 | 824,753,478 | 121,406,171 | 159,375,987 | 504,664,387 | 169,124,444 | 1,779,324,467 |
| | | | | | | |
| Net assets on June 30, 2023 | 32,253,781 | 105,697,707 | 91,194,462 | 163,738,996 | | |
| Net assets on December 31, 2022 | 22,964,509 | 89,595,204 | 47,089,126 | 159,153,338 | | |

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

## 37) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsored a defined contribution plan for its employees, called the Kirton Prev Benefit Plan, both managed through the MultiBRA – Pension Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made, in the six-month period ended June 30, 2023, were R$605,116 thousand (R$546,207 thousand in 2022).

In addition to this benefit, Bradesco and its subsidiaries offer their employees, including managers other benefits, including: health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses, including the contributions mentioned above, totaled, in the six-month period ended June 30, 2023, the amount of R$2,824,445 thousand (R$2,510,171 thousand in 2022).

## 38) OTHER INFORMATION

### a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

| | R$ thousands | | | |
|---|---|---|---|---|
| | On June 30, 2023 | | On December 31, 2022 | |
| | Book value | Fair Value | Book value | Fair Value |
| **Assets** | | | | |
| Interbank investments | 177,106,917 | 177,229,748 | 122,479,579 | 122,530,217 |
| Compulsory deposits with the Brazilian Central Bank | 117,875,591 | 117,875,591 | 101,973,384 | 101,973,384 |
| Securities: | | | | |
| - Trading securities | 335,794,079 | 335,794,079 | 285,640,534 | 285,640,534 |
| - Available-for-sale securities | 283,783,671 | 283,783,671 | 321,359,007 | 321,359,007 |
| - Held-to-maturity securities | 105,093,503 | 105,761,851 | 105,537,649 | 101,797,554 |
| Derivative financial instruments | 23,934,738 | 23,934,738 | 16,258,496 | 16,258,496 |
| Loans (1) | 627,082,471 | 618,492,912 | 656,944,591 | 650,606,365 |
| Other financial instruments | 78,475,076 | 78,475,076 | 72,252,317 | 72,252,317 |
| **Liabilities** | | | | |
| Deposits from banks | 304,863,392 | 308,121,525 | 281,948,038 | 282,146,097 |
| Deposits from customers | 591,410,406 | 591,836,330 | 590,682,206 | 591,820,200 |
| Securities issued | 229,209,587 | 215,571,258 | 222,257,328 | 213,546,452 |
| Subordinated debt | 49,461,465 | 51,373,834 | 52,241,332 | 53,842,376 |
| Derivative financial instruments | 24,155,214 | 24,155,214 | 13,341,324 | 13,341,324 |
| Other financial liabilities | 54,387,082 | 54,387,082 | 55,307,084 | 55,307,084 |

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow

methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 3% and 16%.

To fair value securities which have no consistent, regularly updated, public price source, the Organization uses models defined by its CMM (mark-to-market commission) and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

| | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|
| | On June 30, 2023 | | | | On December 31, 2022 | | | |
| | Level 1 | Level 2 | Level 3 | Fair Value | Level 1 | Level 2 | Level 3 | Fair Value |
| **Trading securities** | 283,152,013 | 51,873,285 | 768,781 | 335,794,079 | 237,380,619 | 47,559,442 | 700,473 | 285,640,534 |
| Financial treasury bills | 155,086,464 | - | - | 155,086,464 | 135,850,969 | - | - | 135,850,969 |
| National treasury notes | 47,230,155 | 5,045,698 | - | 52,275,853 | 43,141,335 | 5,604,251 | - | 48,745,586 |
| Financial bills | - | 33,779,023 | - | 33,779,023 | - | 32,829,525 | - | 32,829,525 |
| National treasury bills | 46,343,568 | - | - | 46,343,568 | 25,941,891 | - | - | 25,941,891 |
| Debentures | 9,847,763 | 7,506,988 | 39,598 | 17,394,349 | 10,566,061 | 5,707,650 | 43,283 | 16,316,994 |
| Brazilian foreign debt securities | 47,810 | - | - | 47,810 | 113,828 | - | - | 113,828 |
| Other | 24,596,253 | 5,541,576 | 729,183 | 30,867,012 | 21,766,535 | 3,418,016 | 657,190 | 25,841,741 |
| **Derivatives** | (1,606,195) | 1,773,003 | (387,284) | (220,476) | (1,526,268) | 4,978,273 | (534,833) | 2,917,172 |
| Derivative financial instruments (assets) | 10,875,835 | 12,926,392 | 132,511 | 23,934,738 | 3,414,581 | 12,734,059 | 109,856 | 16,258,496 |
| Derivative financial instruments (liabilities) | (12,482,030) | (11,153,389) | (519,795) | (24,155,214) | (4,940,849) | (7,755,786) | (644,689) | (13,341,324) |
| **Available-for-sale securities** | 156,978,476 | 114,963,887 | 11,841,308 | 283,783,671 | 205,773,516 | 104,717,817 | 10,867,674 | 321,359,007 |
| National treasury notes | 68,606,824 | - | - | 68,606,824 | 78,526,279 | - | - | 78,526,279 |
| Debentures | 6,699,943 | 61,092,582 | 9,314,306 | 77,106,831 | 8,134,438 | 61,102,014 | 8,595,304 | 77,831,756 |
| National treasury bills | 34,007,512 | - | - | 34,007,512 | 63,752,639 | - | - | 63,752,639 |
| Stocks | 4,222,416 | 5,534,503 | 1,132,211 | 10,889,130 | 4,010,327 | 5,534,503 | 1,094,374 | 10,639,204 |
| Foreign government bonds | 7,765,190 | 2,676,111 | - | 10,441,301 | 7,379,099 | 2,646,524 | - | 10,025,623 |
| Foreign corporate securities | 2,934,016 | - | - | 2,934,016 | 3,616,163 | - | - | 3,616,163 |
| Promissory notes | - | 14,799,060 | 29,225 | 14,828,285 | - | 12,522,839 | - | 12,522,839 |
| Certificates of real estate receivables | - | 1,296,338 | 217,131 | 1,513,469 | - | 1,408,306 | 168,253 | 1,576,559 |
| Other | 32,742,575 | 29,565,293 | 1,148,435 | 63,456,303 | 40,354,571 | 21,503,631 | 1,009,743 | 62,867,945 |
| **Total** | 438,524,294 | 168,610,175 | 12,222,805 | 619,357,274 | 441,627,867 | 157,255,532 | 11,033,314 | 609,916,713 |
| **Public** | 390,230,950 | 7,721,810 | 18,993 | 397,971,753 | 394,004,227 | 8,250,774 | 21,320 | 402,276,321 |
| **Private** | 48,293,344 | 160,888,365 | 12,203,812 | 221,385,521 | 47,623,640 | 149,004,758 | 11,011,994 | 207,640,392 |

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

| | | | | | R$ thousands |
|---|---|---|---|---|---|
| | Trading securities | Assets Derivative | Liabilities Derivatives | Available-for-sale securities | Total |
| Balance on January 1ST, 2023 | 700,473 | 109,856 | (644,689) | 10,867,674 | 11,033,314 |
| Recognized in income | 88,269 | - | - | 543,146 | 631,415 |
| Recognized in accumulated other comprehensive income | - | - | - | (481,967) | (481,967) |
| Acquisitions | 16,653 | 22,655 | - | 1,036,753 | 1,076,061 |
| Disposals | (36,614) | - | 124,894 | (394,404) | (306,124) |
| Maturities | - | - | - | (130,749) | (130,749) |
| Transfer to other levels (1) | - | - | - | 400,855 | 400,855 |
| Balance on June 30, 2023 | 768,781 | 132,511 | (519,795) | 11,841,308 | 12,222,805 |

(1) These instruments were reclassified between levels 2 and 3, because according to the Institution's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus resulting in the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

| | Scenarios | On June 30, 2023 | | On December 31, 2022 | |
|---|---|---|---|---|---|
| | | Impact on income | Impact on shareholders' equity | Impact on income | Impact on shareholders' equity |
| | | | | | R$ thousands |
| Interest rate in Reais | 1 | - | 548 | - | 536 |
| | 2 | - | 129,318 | (15) | 147,432 |
| | 3 | - | 230,885 | (30) | 259,870 |
| Price indexes | 1 | - | (151) | - | (82) |
| | 2 | - | (21,229) | - | (11,867) |
| | 3 | - | (39,665) | - | (21,985) |
| Exchange coupon | 1 | - | (5) | - | (7) |
| | 2 | - | (699) | - | (866) |
| | 3 | - | (1,370) | - | (1,691) |
| Foreign currency | 1 | - | 430 | - | 335 |
| | 2 | - | 10,757 | - | 8,385 |
| | 3 | - | 21,513 | - | 16,770 |
| Equities | 1 | 3,938 | 6,114 | 3,549 | 5,910 |
| | 2 | 98,439 | 152,848 | 88,720 | 147,741 |
| | 3 | 196,879 | 305,697 | 177,441 | 295,481 |

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.82, a scenario of R$4.87 was applied, while for a 1-year fixed interest rate of 11.66%, a scenario of 11.67% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.82, a scenario of R$6.02 was applied, while for a 1-year fixed interest rate of 11.66%, a 14.57% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.82 a scenario of R$7.23 was applied, while for a 1-year fixed interest rate of 11.66%, a 17.48% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

## Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

| | | | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|---|---|
| | On June 30, 2023 | | | | | On December 31, 2022 | | | | |
| | Level 1 | Level 2 | Level 3 | Fair Value | Book value | Level 1 | Level 2 | Level 3 | Fair Value | Book value |
| **Assets** | | | | | | | | | | |
| Interbank investments | - | 177,229,748 | - | 177,229,748 | 177,106,917 | - | 122,530,217 | - | 122,530,217 | 122,479,579 |
| Securities held to maturity | 101,402,653 | 4,122,177 | 237,021 | 105,761,851 | 105,093,503 | 96,880,576 | 4,651,009 | 265,969 | 101,797,554 | 105,537,649 |
| Loans | - | - | 618,492,912 | 618,492,912 | 627,082,471 | - | - | 650,606,365 | 650,606,365 | 656,944,591 |
| **Liabilities** | | | | | | | | | | |
| Deposits from banks | - | - | 308,121,525 | 308,121,525 | 304,863,392 | - | - | 282,146,097 | 282,146,097 | 281,948,038 |
| Deposits from customers | - | - | 591,836,330 | 591,836,330 | 591,410,406 | - | - | 591,820,200 | 591,820,200 | 590,682,206 |
| Securities issued | - | - | 215,571,258 | 215,571,258 | 229,209,587 | - | - | 213,546,452 | 213,546,452 | 222,257,328 |
| Subordinated debt | - | - | 51,373,834 | 51,373,834 | 49,461,465 | - | - | 53,842,376 | 53,842,376 | 52,241,332 |

Below we list the methodologies used to determine the fair values presented above:

**Interbank investments:** Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

**Held-to-maturity securities:** Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3. See Note 8a (III) for further details regarding held-to-maturity securities.

**Loan:** The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

**Deposits from banks and clients:** The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

**Funds from securities issued and Subordinated debt:** Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

## b) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events, we present below the non-recurring net income for the periods:

Both our accounting and recurring net income on June 30, 2023 was R$8,798 million.

Our net income for the six-month period ended June 30, 2022 was R$14,084 million, the recurring net income was R$13,862 million and the non-recurring net income was R$222 million net of taxes, which is not expected to occur in future years, as detailed below:

i. Impairment of Non-Financial Assets – R$ (85) million; Amortization of goodwill due to expected future profitability, related to an atypical acquisition for the Organization's business, considering the history of other acquisitions of the Organization, where we do not expect to have these effects beyond the next year; ii. Demutualization of the investment in the CIP – R$ 231 million; nd iii. Others – R$77 million.

## c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets of third parties which, on June 30, 2023, amounted to R$1,128,802,629 thousand (R$1,102,155,592 thousand on December 31, 2022).

### d) Standards, amendments and interpretations of standards applicable in future periods

**CMN Resolution No. 4,975 -** Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main changes in relation to the previous rules for lessees are: (i) there is no longer a classification into operating and financial leasing; and (ii) all lease transactions must be recognized as a right-of-use asset against a lease liability and interest expense on the lease liability and depreciation expense of the right-of-use asset are recognized separately. There are optional exemptions for short-term leases and leases of low-value items.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating leases. CPC 06 (R2) will be applicable from January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption of this amendment are being evaluated.

**CMN Resolution No. 4,966 -** Provides for the concepts and accounting criteria applicable to financial instruments, as well as for the designation and recognition of hedge operations, replaces, among other rules, Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082.

The new standard establishes that all financial assets must be initially classified according to the business model and measured according to the characteristics of the contractual cash flows of the evaluated instrument, in one of three categories: amortized cost, fair value in other comprehensive income and fair value through profit or loss.

With regard to the initial measurement, the standard establishes that financial assets and liabilities must be measured at fair value, plus or minus transaction costs. In subsequent measurements, the instruments will be measured at fair value or at amortized cost, according to their initial classification. For financial instruments classified as amortized cost or fair value in other comprehensive income, interest will be recognized using the effective interest method.

With regard to the provision for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets and to financial guarantees given and credit limits. The classification of losses is divided into 3 (three) stages and must be applied from the initial recognition of the financial instruments. Financial assets will migrate from stage to stage as their credit risk increases or decreases.

In relation to the accounting of hedging instruments, the evaluation of the effectiveness of hedging operations becomes prospective according to the Risk Management Strategy.

The Central Bank of Brazil (Bacen) will also issue complementary rules for defining the components of the soley payments of principal and interest on the principal amount for purposes of classifying financial assets, defining the methodology for calculating the effective interest rate of the financial instrument, setting minimum provision levels for losses associated with credit risk and terms for writing off financial instruments and detailing the information to be disclosed in explanatory notes.

Bradesco prepared a formal plan, approved internally in its governance, with the necessary and detailed actions for the adoption of the new standard as of January 1, 2025. The Implementation Plan was structured with the objective of evaluating normative and process impacts, define aspects of governance, identify systemic aspects and disseminate concepts through employee training.

The Bank has been evaluating the application of the standard and the possible impacts resulting from the adoption are being evaluated.

### e) Consortium funds

| | R$ thousands | |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Monthly estimate of funds receivable from consortium members | 813,947 | 798,587 |
| Contributions payable by the group | 47,562,639 | 48,491,710 |
| Consortium members - assets to be included | 41,820,159 | 42,865,797 |
| Credits available to consortium members | 7,983,723 | 7,939,623 |

| | In units | |
|---|---|---|
| | On June 30, 2023 | On December 31, 2022 |
| Number of groups managed | 3,246 | 3,554 |
| Quantity of assets pending delivery | 124,071 | 128,874 |
| Quantity of total delivered assets | 2,614,029 | 2,500,203 |
| Quantity of total active consortium members | 1,496,680 | 1,569,684 |
| Quantity of total dropouts and cancellations | 1,555,654 | 1,533,725 |
| Default rate | 3.78% | 3.75% |

| | In units | |
|---|---|---|
| | Six-month period ended June 30 | |
| | 2023 | 2022 |
| Quantity of assets delivered in the period | 113,826 | 107,095 |
| Quantity of active consortium members in the period | 143,376 | 155,382 |
| Quantity of dropouts and cancellations in the period | 132,336 | 150,104 |

## f) Compulsory deposits

In 2023 and 2022, there were no changes to the compulsory deposits rules.

g) On November 16, 2022, Law No. 14,467 was enacted, which establishes new rules for the deductibility of losses of credits resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the base of calculation of income tax and CSLL having effect as of January 1, 2025. The main provision contained in this law include: i) application of factors for deduction of default operations (operations more than ninety days overdue); and ii) losses as of January 1, 2025, relating to loans that are delinquent on December 31, 2024, which have not been deducted by that date, may only be excluded in determining the taxable profit and the base of calculation of the CSLL, at the rate of one thirty-sixth for each month of the calculation period, starting in April 2025.

# Management Bodies

Reporting Date July 24, 2023

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
Denise Pauli Pavarina - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto

Managing Officers
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
Antonio José da Barbara
Edson Marcelo Moreto
José Sergio Bordin
Roberto de Jesus Paris

Deputy Officers
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Klayton Tomaz dos Santos
Marlos Francisco de Souza Araujo

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Junior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcos Aparecido Galende
Paulo Eduardo Waack
Renata Geiser Mantarro
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
*Affonso Correa Taciro Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
*Antonio Campanha Junior
*Bráulio Miranda Oliveira
Carlos Henrique Villela Pedras
Carlos Leibowicz
Cintia Scovine Barcelos de Souza
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
*Danilo Luis Damasceno
*Fábio Suzigan Dragone
Francisco Armando Aranda
Italívio Garcia Menezes
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Juliano Ribeiro Marcilio
Julio Cesar Joaquim
Leandro Karam Correa Leite
Marcelo Sarno Pasquini
Marcos Daniel Boll
Marcos Valério Tescarolo
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
*Nathalia Lobo Garcia Miranda
Nilton Pereira dos Santos Junior
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gontijo Júnior
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior
Glaucimar Peticov

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Luiz Carlos Trabuco Cappi
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Glaucimar Peticov
Carlos Wagner Firetti
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Carlos Wagner Firetti - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Glaucimar Peticov
Antonio José da Barbara
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

*Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Eduardo Badyr Donni
Paulo Henrique Andolhe

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

* Under approval by the Central Bank of Brazil

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

## Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated statements of financial position as of June 30, 2020, the consolidated income statements and consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the six-month period then ended, and explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. as of June 30, 2023, and of its consolidated financial performance and its consolidated cash flows, for the six-month period then ended in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN).

## Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the "*Auditors' responsibilities for the audit of the consolidated financial statements*" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and in the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

## Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not express a separate opinion on these matters.

### Evaluation of the measurement of the expected credit loss associated with credit risk

As discussed in note 10, Bradesco recorded, as of June 30, 2023, a provision of R$ 60,196,372 thousand for allowance for loan losses in relation to loans, leases and other receivables ("credit operations").

To determine the allowance for loan losses, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level, economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with "AA" being the minimum risk and "H" being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of the allowance for loan losses as a key audit matter, due to the significant judgment involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

- How the matter was addressed in our audit

The primary procedures we performed to address this matter are summarized below:

We tested the design and operational effectiveness of certain internal controls, both automated and manual, related to the processes of: (i) development, approval and application of internal methodologies for assessing risk levels ("ratings") of clients that support the classification of operations; and (ii) the definition, approval and application of the main assumptions used in assigning the ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

Additionally, for individually assessed clients, we analyzed, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan proposal, financial and registration information, restructuring operational and/or financial, guarantees and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For collectively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client. We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment of changes in the delinquency levels and changes in the unemployment rate, among others.

We analyzed, by statistical sampling, the arithmetic calculation of the allowance for loan losses, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum ratings in relation to days past due, assigning the worst rating for the same economic group and maintenance of the previous rating for cases of restructuring / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for loan losses adequate, in the context of the consolidated financial statements taken as a whole for the six-month period ended June 30, 2023.

### Evaluation of the measurement of securities of private issuers

As discussed in notes 8 and 38a to the consolidated financial statements, the amount of securities of private issuers is R$ 221,385,521 thousand, which includes securities of private issuers measured at fair value, whose prices or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the fair values of securities of private issuers, whose prices or market parameters are not observable, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories "Available for sale" and "Held to maturity" are also evaluated for indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

We consider the measurement of fair value and the evaluation of indicators of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment involved in determining the methods and assumptions used.

- How the matter was addressed in our audit

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operational effectiveness of certain internal controls, both automated and manual, related to the processes of: (i) defining, approving and applying the models used to measure the fair value of securities of private issuers; (ii) capture of relevant data to measure the fair value; (iii) evaluation of adherence to the calculations of the fair value of certain financial instruments by an

independent department; (iv) definition and application of the assumptions used in the evaluation of the indicators of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

For a statistical sample of securities of private issuers, whose parameters for measuring fair value are not observable, we evaluated, with the involvement of our financial instrument valuation professionals with specialized knowledge and experience in the sector, the models developed by Bradesco for the determination of fair values, through the use of independent parameters.

Additionally, based on sampling (by statistical criteria and specific items), we evaluated the assumptions considered in the analysis of the credit spread used in the fair value measurement of certain financial instruments of private issuers, as well as those considered in the evaluation of the indicators and in the measurement of impairment.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements taken as a whole for the six-month period ended June 30, 2023.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor
As discussed in note 22, Bradesco is a defendant in tax, civil and labor lawsuits, related to the normal course of its activities, with provisions recorded in the consolidated financial statements in the amounts of R$ 6,772,662 thousand, R$ 7,576,463 thousand and R$ 5,534,357 thousand, respectively.

For certain tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and property damage relating to banking products and services and insertion of information about debtors in the credit restrictions register, inflation adjustments of savings account balances due to the implementation of economic plans by the Federal Government and some other specific civil actions, it took significant judgment to determine the likelihood of loss and estimate the amounts involved. For labor lawsuits, Bradesco used a collective model that considers groupings of the lawsuit by entry date (before or after the labor reform), and estimates the provision amount based on the average amount of payments over a twelve-month period.

We consider the uncertainty of measurement of provisions and the disclosure of contingent liabilities as a key audit matter.

- How the matter was addressed in our audit

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operational effectiveness of certain internal controls, both automated and manual, related to the evaluation and measurement of the provisions and disclosures of contingent liabilities, including controls related to: (i) the evaluation of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) evaluation of the models and assumptions used to measure the provision for labor liabilities.

For certain civil and tax lawsuits, we analyzed the recognized provisions and the amounts disclosed, considering the assessment of internal and external legal advisors, as well as historical data and information/jurisprudence related to the lawsuits in question and other similar processes. We involved tax professionals, with specialized knowledge and experience in the sector, who assisted us in the assessment of certain tax processes in relation to technical merits and the supporting documentation for Bradesco's assessment of the likelihood and estimate of loss.

We obtained and evaluated confirmation letters received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and estimate of the amount of the loss received from internal legal advisors for certain civil processes. We compared these assessments and estimates with those used by Bradesco and assessed the adequacy of the disclosures related to civil and tax contingencies.

For labor claims, the primary procedures we performed comprised: (i) evaluation of the model used by Bradesco, by comparing its results to those using alternative model criteria; (ii) analysis of the segregations used in the models, by the nature of the processes, including the time of entry and the characteristics of the plaintiffs; and (iii) review of management's assumptions.

For civil and labor claims, we evaluated the sufficiency of the provision by comparing disbursement during the period to the respective provision amounts, obtaining an understanding of the reason for significant deviations.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole for the six-month period ended on June 30, 2023.

Assessment of the recoverability of deferred tax assets

As discussed in note 33c the consolidated financial statements include assets related to deferred tax assets in the amount of R$ 95,061,278 thousand whose realization is based on projections of future profitability.

These projections are based on the business plans and budgets prepared by Bradesco and require the adoption of a series of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as interest rates, foreign exchange rates and applicable tax rates, could have a significant impact on projections and, consequently, on the recoverability of deferred tax assets.

We consider the assessment of the recoverability of deferred tax assets as a key audit matter due to the degree of judgment necessary to evaluate the projections of future taxable profits and the underlying key assumptions.

- How the matter was addressed in our audit

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operational effectiveness of certain internal controls over the process to assess the recoverability of deferred tax assets, including controls related to the development and approval of key assumptions for the budget and the final projections of taxable profits by Bradesco.

We involved corporate finance professionals, with specialized knowledge and experience in the sector, who assisted us with the assessment of the key assumptions, including growth rates for the main business lines, future interest rates, foreign exchange rates and applicable tax rates, underlying Bradesco's projections of future taxable profits.

In addition, we tested the mathematical calculations included in the technical study of the realization of the deferred tax assets and assessed the adequacy of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets in the context of the consolidated financial statements taken as a whole for the six-month period ended on June 30, 2023.

### Evaluation of the impairment testing of intangible assets

As discussed in note 14, the consolidated financial statements include intangible assets, which comprise goodwill on the acquisition of investments in the amount of R$ 4,220,644 thousand and other intangible assets in the amount of R$ 4,311,409 thousand.

Bradesco performs impairment tests at least annually or when there are events or circumstances that indicate that the carrying amount may not be recoverable. As part of the impairment test of these assets, Bradesco estimates the recoverable amounts of the "CGU" Cash Generating Units and investments based on the present value of future cash flows. Future cash flow projections consider business plans and budgets and require a series of business and economic assumptions.

We consider the evaluation of the impairment testing of intangible assets as a key audit matter, due to the high degree of subjectivity in determining significant assumptions, including the growth rates for different businesses, revenue and expense cash flows, and the discount rates used.

- How the matter was addressed in our audit

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operational effectiveness of certain internal controls over Bradesco's analysis of the impairment testing of intangible assets, including controls related to: (i) review of the budget process; and (ii) the development, review and approval of the key assumptions used in the analysis, such as growth rates and discount rates.

We involved corporate finance professionals, with specialized knowledge and experience in the sector, who assisted us with the: (i) evaluation of the assumptions used, such as growth rates used for different businesses, estimated revenue and expense cash flows, by comparing them with information obtained from internal and external sources; (ii) evaluation of the discount rates used in the impairment test, by comparing them with the discount rate ranges that were developed independently, using publicly available market data of comparable entities; (iii) evaluation the Bank's ability to project cash flows by comparing the prior year's projections for the period ended; and (iv) evaluation of the mathematical precision of certain parts of the calculation of the present value.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements in relation to this matter.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets adequate in the context of the consolidated financial statements taken as a whole for the six-month period ended June 30, 2023.

### Evaluation of the measurement of insurance, pension plan and capitalization bonds technical provisions

As discussed in note 21a, Bradesco recorded technical provisions related to insurance, private pension and capitalization bonds contracts in the amount of R$ 340,541,526 thousand.

To perform the liability adequacy test and to measure certain technical provisions, Bradesco uses actuarial techniques and methods that required judgment in determining methodologies and assumptions that include, among others, expectation of claims, longevity, persistence, inflation of medical costs and discount rates.

We consider the assessment of the liability adequacy test and the measurement of technical provisions of insurance and private pension contracts as a key audit matter given the subjectivity and judgment involved and because small variations in certain assumptions may result in significant changes in the measurement of these liabilities

- How the matter was addressed in our audit

The primary procedures we performed to address the matter significant to our audit is summarized below:

We evaluated the design and operational effectiveness of certain internal controls, both automated and manual, related to the liability adequacy test and technical provisions measurement process, these included: (i) the development and approval of actuarial methodologies and significant assumptions; and (ii) the approval and review of calculations.

We involved actuarial professionals, with specialized knowledge and experience in the sector, who assisted us with:

(i) the evaluation of methodologies used by Bradesco in performing the liability adequacy test and in the measurement of technical provisions, by comparing them with normal market practices.

(ii) the evaluation of assumptions, such as claims expectation, longevity, persistence, inflation of medical costs and discount rates, used in the liability adequacy test and the measurement of technical provisions, by comparing them with practices used by the market and Bradesco's historical information.

(iii) the testing, based on sampling and using a specific tool, of the mathematical accuracy of the liability adequacy test and the technical provisions based on Bradesco's historical information, methodologies and assumptions.

(iv) the assessment of certain technical provisions by developing, based on sampling, an independent estimate of those technical provisions using independent assumptions and generally accepted actuarial techniques; and

(v) the assessment of claims projections made by Bradesco, by comparing historical estimates with subsequent payments made.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of technical provisions for insurance and pension plans, in the context of the consolidated financial statements taken as a whole for the six-month period ended June 30, 2023.

## Other matters

### Statement of added value

The consolidated statement of added value for the six-month period ended June 30, 2023, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the consolidated financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, these consolidated statements of added value have been prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the six-month period ended June 30, 2023 in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil (BACEN) that were issued separately, with respect to which we issued a separate independent auditors' report, without any modification, dated August 3, 2023.

Other matters - consolidated financial statements

These consolidated financial statements for the six-month period ended June 30, 2023, which were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), are being presented in an additional manner, as provided for in Art. 77 of CMN Resolution No. 4. 966, to the consolidated financial information prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented separately by Bradesco on this date and on which we have issued an independent auditor's report, without any modification, dated August 3, 2023.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil (BACEN), and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are

appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco's internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause Bradesco to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, August 3, 2023

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

*Original report in Portuguese signed by*
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

To the Board of Directors of the
BRADESCO ORGANIZATION

## 1. PRESENTATION

### 1.1. The macroeconomic environment and the priorities of COAUD in the half ended on June 30, 2023

We began the fiscal year of 2023 still facing a challenging domestic and international macroeconomic environment. By the way, in our December 2022 report, we pointed out that the Central Bank of Brazil (Bacen), highlighted in the Inflation Report[1] of December 2022 that the external environment remained adverse and volatile, with a view to slowing global growth and performance below the potential in 2023. Additionally, Bacen pointed out that, in such an adverse scenario, the strong and persistent inflationary pressures resulting from the global recovery after the pandemic and the long process of normalization of the supply of industrial inputs, despite the normalization in supply chains and the accommodation of the main commodity prices, maintain high current inflation with high degree of diffusion.

In such context, the monetary policy in advanced countries remained in line with restrictive rates, mainly due to the persistent inflation in developed economies (in the USA reaching its highest percentage in 4 decades, and in the Euro Zone and the UK showing record levels, with a strong impact on food and energy prices, among others, arising from the conflict between Russia and Ukraine) and the economic growth of large economies revised downwards, highlighting China in particular.

The external environment remained adverse during the first half of 2023, including due to the stress involving banks in the USA (small and medium) and in Europe, and the central banks of major economies promoted rapid rise in the basic interest rate, in an attempt to control persistent inflation.

In the stated Report, Bacen also highlighted that the adversities identified caused frequent revisions in the projections of global activity and inflation, culminating with important uncertainty and risk factors.

In such an environment of deterioration of the growth prospects of the global economy, Bacen affirmed that it would continue to be "vigilant and active", with a contractionary stance justified by the "more persistent than anticipated" inflation, by the rate of growth of the Gross Domestic Product (GDP) more moderate at the end of 2022, which corroborates the scenario of deceleration for 2023, and the increase of aversion to risk.

In fact, the monetary policy conducted by Bacen in the first half of 2023 maintained a restrictive stance, without a reduction in the interest rate in December 2022 (13.75% p.a.), despite positive reviews for the growth of the year and the indications of recovery of the Brazilian economy, including the consistent fall of inflationary indices in the period. At its 255$^{th}$ meeting, the most recent, the Bacen Monetary Policy Committee (COPOM) maintained the basic interest rate at 13.75% p.a., because it understood that the "slower disinflationary process" (...) demands "caution and parsimony".

As Bacen highlighted in the June 2023 Inflation Report[2], the economic activity in the domestic scenario, reflecting the performance of the agribusiness sector, exceeded "broadly the expectations", with a growth of

[1] Central Bank of Brazil – Inflation Report – Volume 24, Number 4, December 2022.
https://www.bcb.gov.br/content/ri/relatorioinflacao/202212/ri202212p.pdf

[2] Central Bank of Brazil – Inflation Report – Volume 25, Number 2, June 2023.
https://www.bcb.gov.br/content/ri/relatorioinflacao/202306/ri202306p.pdf

1.9% in the first quarter of the year. With such indicators, Bacen raised the projection of the GDP to 2.0%. Inflation measured by the Broad National Consumer Price Index (IPCA) presented "benign behavior" that "suggests (...) a slowdown movement", with an expected drop to 5.1% in 2023 and to 4.0%, in 2024.

In the aforementioned Inflation Report of June 2023, Bacen highlighted the "loss of dynamism in the credit market", which would be "compatible with the (...) cycles of economic activity and monetary policy" and also due to "events that increased risk aversion", and the increase of default in a "disseminated way".

In such an environment, the growth in the balance of loan operations in the semester increased only "slightly", mainly as a result of expenses with credit card at sight and contract spending on official programs, such as the National Program for Support to Microenterprises and Small Enterprises (PRONAMPE) and the Emergency Program for Credit Access in the guarantee modality (PEAC-FGI). Practically in all other modalities, the decline in credit contracts in the financial system was observed. The increase in all other forms of credit is consistent with the monetary policy cycle and with the increasing default. In addition, Bacen pointed out that the Quarterly Research on Credit Conditions (PTC), conducted by the agency in April 2023, indicated that the loan concession standards were "hardened" and the credit offer should remain restrictive. In view of these aspects, the projection is of nominal growth in the balance of loan operations of 7.7% in the fiscal year of 2023, just over half of the 14% increase[3] in 2022 (16.3% in 2021).

At the regulatory level, the National Financial System (SFN) continues experiencing a period of significant demands and requirements that impact several areas of the Bradesco Organization (Banco Bradesco and Affiliated Companies), such as information technology, broader integration of Environmental, Social and Governance (ESG) risks in the integrated risk management structure (focused particularly on Climate Risk), the mandatory specific disclosures in the explanatory notes to the Financial Statements, and progress in the complete adoption of the International Financial Reporting Standards – IFRS for all institutions subordinate to the supervision of Bacen (currently the requirement applies only to the Consolidated Financial Statements).

In this context, the Statutory Audit Committee (COAUD or Committee) of the Bradesco Organization, being vigilant to its duties and responsibilities, taking into account the macroeconomic and regulatory environment in constant and significant transformation, has dedicated special attention with regard to new challenges, risks and strategic priorities of the Organization, as well as monitoring the progress and improvements in governance and risk management systems and internal controls associated with key operations and products. Focused on overseeing the integrity of Financial Statements and related internal controls, the effectiveness of the Internal Audit (AIGL) and the quality and independence of the Independent Audit (KPMG), the Committee prioritizes transparency, mainly in relation to the strategic decisions and its repercussions on the economic and financial position and on the results, developing our works in partnership with the Board of Executive Officers, the Independent Audit and the Internal Audit.

In the first half of 2023, the COAUD devoted significant part of its time to understand and assess the effects of the macro-economic environment, of the monetary policy cycle and the maintenance of high interest rates on the business and results of the Bradesco Organization, with special attention to the default and the consequent constitution of provisions for losses with loan operations, to the measurement of the financial instruments, to the effects of regulatory changes on the internal control environment, to the assumptions, judgments and models related to relevant components of the Financial Statements – such as the recoverable amount of tax credits and goodwill, provisions and contingent liabilities – and to the required accounting disclosures related to the significant components of these Financial Statements.

[3] According to the Bacen Monetary and Credit Statistics Report, released on January 27, 2023

To obtain a better understanding of the main issues and challenges related to governance, risk management and internal controls and to monitor the challenges faced by the Bradesco Organization, the Committee met regularly with the executives responsible for the management of Banco Bradesco and of Grupo Bradesco Seguros (GBS – Insurance Group of Bradesco), highlighting frequent interactions with the Integrated Risk Control Department (DCIR), the Compliance, Conduct and Ethics Department (DCCE), the Internal Audit (AIGL), accompanying the execution of their Work Plan as approved by the COAUD, and the audit committees of Bradseg and Bradesco Saúde (Health).

In addition, during the first half of 2023, the COAUD received regular updates from the partner responsible for the Independent Audit of the Bradesco Organization on the progress of the work regarding the audit planning, focusing on possible new and emerging risks identified for the period and in the Key Audit Matters (PAAs). KPMG Auditores Independentes (KPMG) continues to challenge the Management on the most important issues and to provide an independent opinion to COAUD about judgments of material financial issues and the environment of internal controls.

## 1.2. The Statutory Audit Committee in the Bradesco Organization

Component of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, the COAUD is structured in the terms of Resolution No. 4,910, of 2021, of the National Monetary Council (CMN), of Resolution No. 23, of 2021, of the Securities and Exchange Commission (CVM), and other regulations applicable, among which are the Law No. 6,404, of 1976 (Corporate Law), and the Sarbanes-Oxley Act, whose observance is required for the Companies registered in the U.S. Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE).

The COAUD is composed of one (1) Board Member, who is the Coordinator, and three (3) other Members, in which one (1) of them is qualified as a financial specialist. All the members meet the independence criteria established in the current regulation and their competencies, knowledge, skills and experience are relevant, consistent and appropriate to the segment in which the Bradesco Organization operates.

The main objective of the COAUD is to advise the Board of Directors on its tasks related to the monitoring of the accounting practices adopted in preparing the Financial Statements of the Bradesco Organization, and in the indication of the Independent Audit. In the exercise of their duties, the Committee acts primarily on (i) the quality, transparency and integrity of the Financial Statements – Individual and Consolidated; (ii) the effectiveness of the internal controls to mitigate the associated risks in related relevant processes; and (iii) the assurance of independence and quality in the activities of the Independent Audit and Internal Audit.

The Audit Committee holds quarterly meetings with the Board of Directors, and semiannual meetings with the Fiscal Council, occasion on which it presents the result of its evaluation on the activities.

The current composition of the COAUD is the following:

| Name | Member since |
|---|---|
| Alexandre da Silva Glüher (Coordinator) | May 2020 |
| Amaro Luiz de Oliveira Gomes (Financial Specialist) | March 2021 |
| José Luis Elias | March 2019 |
| Paulo Ricardo Satyro Bianchini | November 2018 |

Mr. Amaro Gomes, taking into account his knowledge, skills, abilities and experience in accounting, audit and regulation of the financial market, as well as the various leadership roles he has held in organizations where these professional attributes were an essential requirement, including in the international context, is a qualified financial specialist member, according to the terms of article 9 of CMN Resolution No. 4,910, of 2021, article 31-C of CVM Resolution No. 23, of 2021, and section 407 of the Sarbanes-Oxley Act.

2. ROLES AND RESPONSIBILITIES

## 2.1. Statutory Audit Committee.

The Charter detailing the roles of the COAUD is available on the www.bradesco.com.br/ri website, area of Corporate Governance. In essence, the primary task of the Committee is to advice the Board of Directors in the monitoring, evaluation and review of:

- The responsibilities of the Board of Executive Officers are to ensure:
  - The existence and operation of a system of internal controls that is effective and structured to protect the assets and revenue of the Organization, and for preparing the Financial Statements;
  - The integrity of the Individual and Consolidated Financial Statements of the Bradesco Organization, with attention to the significant accounting judgments and assumptions, as well as the Management Reports and any formal announcements and information required by the regulators and related to them;
  - The compliance with ethical standards, policies, plans and procedures of the Organization, as well as with laws and regulations;
- The qualification, independence and execution of the Independent Audit, including those responsible for the actuarial audit, as well as the relationship with them;
- The independence, execution, training and efficiency of the Internal Audit;
- The effectiveness of policies and procedures for receipt and processing of information and complaints about the violation of legal and normative devices applicable to the Bradesco Organization.

Monthly, COAUD prepares a Report with the main issues discussed in meetings, where its recommendations and accompanying adequacy, process improvements and controls are recorded, an instrument made available on the Governance Portal for knowledge of the Board of Directors' Members. Additionally, through its Coordinator, keeps the Board of Directors regularly informed about relevant issues associated with the duties of the Committee, in particular those directly related to the Financial Statements.

## 2.2. Management of the Bradesco Organization

The Management is responsible:

- For the definition and implementation of processes and procedures that aim to gather data to prepare the Financial Statements, with observance of the corporate legislation, the accounting practices adopted in Brazil, the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the relevant regulatory acts of the National Monetary Council (CMN), Securities and Exchange Commission (CVM) and Central Bank of Brazil (Bacen), and for Banco Bradesco being listed on the New York Stock Exchange (NYSE), and of the standards established by the SEC and by the Sarbanes-Oxley Act (SOx);

- For preparing the full Financial Statements, risk management, effective maintenance of the system of internal controls, for ensuring that the activities comply with the legal rules and regulations; and

- For the processes, policies and procedures of internal controls to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, at acceptable levels, of the risk factors.

### 2.3. Independent Audit

KPMG is responsible for auditing the semiannual and annual Financial Statements, and for reviewing of the Quarterly Information (ITRs), issuing reports that reflect the results of their findings and presenting their independent opinion about the trustworthiness of these Statements in relation to the accounting practices adopted in Brazil and with the IFRS as issued by the IASB, in addition to the adherence to the CMN, CVM, Central Bank of Brazil (Bacen) standards and the precepts of the Brazilian corporate law and North American regulations applicable to Banco Bradesco.

### 2.4. Internal Audit

Directly subordinate to the Board of Directors, the Internal Audit acts independently and objectively – free from any interference regarding the issues of audit, selection, scope, procedures, frequency, time or content of the report – in the evaluation of the internal controls and processes focused on the operational effectiveness of the Bradesco Organization. Through the use of statistical bases and models, the Internal Audit prioritizes the areas and activities that have more sensitive risks to the operations and strategy, the actions of management of these risks and adequacy of governance and of the relevant controls, exercising the fundamental role of assisting the Management in its responsibility to protect the assets, reputation and sustainability of the Organization. In accordance with existing regulations and the Charter, the COAUD and the Board of Directors have the responsibility of approving the Charter, the Work Plan and the Annual Report of Activities of the Internal Audit.

### 2.5. Risk Monitoring – Internal Controls

The Integrated Risk Control Department (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the corporate vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization. It also reports to the DCIR, independently of the commercial areas, by the Corporate Area of the Internal Control System.

### 2.6. Compliance

The Compliance, Conduct and Ethics Department (DCCE), linked to the Vice-Presidency of Risks, supports the Board of Directors, the Audit Committee and the Board of Executive Officers in coordinating a Corporate Conduct Program (Compliance), which consists in the compliance with internal and external laws and regulations, aligned with the strategy of the Bradesco Organization and its social surroundings. In addition, it is responsible for the elaboration of internal rules and for the subsidy to the areas in compliance with the issues related to integrity, conflict of interest, ethics, and behaviors – corporate, competition and anti-corruption.

### 2.7. Ombudsman Offices – Consumer Service

The Ombudsman Offices of Banco Bradesco and of Grupo Bradesco Seguros have the competence of monitoring the performance of the Organization in the Rankings of Complaints, reporting the main events and helping with recommendations for improvement and changes to practices and routines to meet the expectations of clients and users. To ensure the outcome and to stimulate the continuous improvement of

processes, products and services, the Ombudsman Offices interact with the Units and the Affiliated Companies, in addition to acting in the relationship with regulatory authorities and protection and defense of the consumer. The Audit Committee holds semiannual meetings with the Ombudsman (Banco Bradesco and Grupo Bradesco Seguros, in this case, through the Bradseg and Bradesco Saúde audit committees) to get to know the nature of the records and to follow-up the implementation of recommendations.

## 3. HOW THE COAUD EXERCISED ITS ROLES AND RESPONSIBILITIES

Preliminarily, we observed that in Chapter 4 – Main activities and significant issues considered by the COAUD, of this Report, more details of the assignments developed are presented. In this chapter, we present an overview to highlight some relevant aspects.

Considering the macroeconomic environment and the priorities of COAUD for the first half of 2023, highlighted in the introduction of this Report, as well as the strategy of the Bradesco Organization, the Committee devoted attention to information on (i) the direct and indirect effects on the operating income; (ii) the risks and uncertainties and the impact on current and future judgments, assumptions and estimates concerning accounting information, in particular provisions and valuation of financial assets; (iii) the effects on economic and regulatory capital and the impact on liquidity; and (iv) the review procedures and findings of the Independent Audit and Internal Audit, and other lines of defense.

In particular, the COAUD intensified the follow-up on assumptions, models and judgments related to credit risk, mainly regarding the adequacy of the parameters used to develop and calibrate provisioning models, taking into account the historical data and recent experience. It is important to highlight that the present macroeconomic environment, which despite the recovery of the GDP in the semester still presents inflation rates above the target established by the National Monetary Council (CMN), culminated in influencing the Bacen to maintain the basic interest rate at 13.75% p.a., impacting, among other aspects, the default and appetite for new loan operation concessions. In addition, other areas of significant accounting judgments that required attention included the mensuration of financial instruments, the valuation of the recoverable asset value, the analysis of the contingent liabilities, investments in associated companies and the provisions constituted in the Grupo Bradesco Seguros.

The Independent Audit regularly shared its points of view on the reasonableness of the assumptions used in the adopted models, considering the macroeconomic environment in the design, implementation and operation of controls related to them and other issues considered relevant.

### 3.1. Meetings and Training

In view of the annual planning, the COAUD held meetings (formalized appropriately in Minutes, as required by the regulations in force) with representatives of the areas responsible for accounting, financial, tax and labor processes, as well as in the monitoring by the second and third Lines of Defense, in the scope of addressing the risks and internal controls, and regularly received the Management Reports of "Daily Monitoring of Loan Operations and Delinquency", "Portfolios – Trading and Banking", "Liquidity" and "Limits".

In the first half of 2023, the Committee participated in 141 meetings, especially those with the Board of Directors, the Fiscal Council, the Executives of the areas of Business, Information Technology, Risk Management, Internal Control, Compliance, Independent Audit and Internal Audit, and with the Central Bank of Brazil (Bacen). On these occasions, the COAUD received updates on relevant issues and accompanied the repo actions and priorities established by the Committee; the appetite and approach to risk management, including emerging risks; the cybersecurity; the use of the cloud; the ESG, with a focus on impacts of climate change; the money laundering and funding of terrorism prevention; the conduct and treatment of potentially vulnerable clients; the governance; and the enhancement and development of models.

The following is a summary of the meetings held:


By Institutions
Authorized to operate by Bacen (Central Bank of Brazil): 130 Meetings
92%
2%
4%
3%
Area of Health: 2 Meetings
Areas of Insurance, Pension and Capitalization: 6 Meetings
COAUDS Bradseg and Health: 3 Meetings


By Subject
Civil and Labor Provisions: 2
COAUDS Bradseg and Health: 3
Budget: 3
Tax Credit: 2
Ombudsman: 1
PLD/FT (preventing money laundering and combating the financing of terrorism): 3
Treasury - TVM/ALM and Liquidity Risk: 4
Funds: 5
ESG/Cyber/Access Management: 6
Internal Control/Compliance: 9
BBI/Operação Vilas/Marketing/Other Administrative: 13
Internal Audit: 15
Statements of Financial Position: 43
Credit/Risk Monitoring: 32


By Lines of Defense
39.8%
20.4%
24.5%
9.6%
1.0%
4.8%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
COAUDS Bradseg and Health
Executive: Board of Directors/Fiscal Council and Audit Committee

In the scope of Continuing Education, the Audit Committee regularly attends training activities.

### 3.2. Review of the Financial Statements

The review of the Financial Statements by the COAUD during the first half of 2023 included the Quarterly Information (ITR) for the reference date of March 31, 2023, the Semiannual Report for the reference date of June 30, 2023. It is a responsibility of the Management the complete and accurate preparation of the Financial Statements – Individual and Consolidated – of the Bradesco Organization, presented in accordance with the accounting practices adopted in Brazil, are established by the Bacen and/or issued by the Accounting Pronouncements Committee (CPC) and endorsed by the CVM, and with the IFRS issued by the IASB, which should be audited by independent auditors registered with the CVM.

As part of this review, the COAUD evaluated the application of critical accounting policies, accounting judgments and significant assumptions, and the compliance with the requirements of disclosure, to ensure that they were consistent, appropriate and acceptable, according to the relevant requirements for the preparation and disclosure of Financial Statements. The Committee discussed with the technical areas and considered the performance metrics related to strategic priorities, in order to monitor developments in the period and identify the main aspects influencing the achievement of budgetary targets, as well as to analyze if they were presented in a balanced way and if they reflect the risks and uncertainties appropriately.

In addition, the COAUD evaluated the effectiveness of the system of internal controls related to the preparation of the Financial Statements, with attention and critical evaluation of amendments, enhancements, and any developments that affect it. The Committee received regular updates and confirmations that the Management had adopted, or was adopting, the actions necessary to remedy important failures or weaknesses for the processes and operating controls identified through the operation of the structure of controls of the Bradesco Organization. The procedures adopted in the lines of defense to identify, monitor, assess and mitigate potentially relevant impacts were regularly reported to the COAUD.

Lastly, the COAUD devoted particular attention to the Key Audit Matters (PAAs) indicated by the Independent Audit on the date of issuing its Report (Opinion) and publication of the Financial Statements for the half ended on June 30, 2023 following more relevant discussions with the areas responsible and the team of independent auditors.

### 3.3. The COAUD and the Independent Audit

KPMG is responsible for auditing the Financial Statements of the Bradesco Organization, carrying out this role since 2011. The COAUD presented to the Board of Directors its recommendation to remain with KPMG for the provision of independent audit services.

#### 3.3.1. Planning of the Independent Audit and Work Execution

The COAUD reviewed the approach and strategy of the Independent Audit for the audit on the fiscal year of 2023, discussing with KPMG the general scope and the planning of the work, the overall strategy for significant risks identified, the nature and extent of training for the team of auditors and the use of specialists (information technology, actuarial, corporate finance, taxation) required to carry out the planned audit in the Bradesco Organization. Over the first half year of 2023, the COAUD received regular updates from KPMG on the progress of the audit process, submitted by the responsible partner and his senior team, intending to monitor the treatment of accounting issues and their impacts on the Financial Statements and other reports related to the system of internal controls and Key Audit Matters (PAAs). The COAUD emphasized the actions taken by KPMG regarding the PAAs pointed out in its Report related to the reference date of December 31, 2022, as well as those identified in the audit planning for the fiscal year of 2023, discussing them from the phase of planning and throughout the year.

Throughout the first half of 2023, the COAUD regularly assessed the effectiveness, the performance and the independence of KPMG, focusing on the general process of audit and on the quality of the results. KPMG stressed the continuity of the investment in additional resources and new technologies for the continuous improvement of the quality and consistency of the rendering of audit services.

The Committee, on becoming aware of the relevant points involving the evaluation of the accounting systems and internal controls, identified in connection with the examinations of the Financial Statements, accompanies the implementations of the respective recommendations for the improvement of processes, systems, and risk mitigation.

KPMG presented promptly to the Committee the results and main conclusions of the audit work executed throughout the first half of 2023.

### 3.3.2. "Other Services" Conducted by the Independent Audit

The Audit Committee is responsible for assessing the technical proposals and monitoring the execution of "Other Services" by KPMG. Such services, not related to the Independent Audit of the Financial Statements, are executed in accordance with the independence policy of the auditor, in order to ensure that it does not represent a conflict of interest. The approval by the COAUD occurs only after consideration of the independence requirements and evaluation of the best interests of the Bradesco Organization to hire KPMG to conduct these services, including aspects such as work closely related to that carried out for the independent audit; services that require obtaining appropriate audit evidence to express a conclusion designed to increase the level of confidence of auditors; or for investigation of internal controls in addition to the normal scope of work of the independent audit.

The "Other Services" performed by KPMG in the first half of 2023 included:

- Bradesco Europa (Addendum - Long-Form Report);
- Bradesco Bank (Tax Compliance);
- Banco Bradesco - (ECF);
- Banco Bradesco - (Training);
- Bradesco Europa - (Assurance);
- Banco Bradesco and Grupo Bradesco Seguros – (Reports – ESG Management and Engagement, Annual Sustainability);
- Mediservice Operadora de Planos de Saúde and Bradesco Saúde – Health Plan Administrator (Risk Weighting Factor/Others);
- Bradesco Europa – (Regulatory Service. Assurance Report); and
- Banco Digio – (Reasonable Assurance – Compliance with Operational Regulation C3 – Register Institution).

The COAUD did not identify objective reasons to characterize conflicts of interest, loss of independence risk or objectivity in conducting "Other Services" by KPMG. The assessment of independence by KPMG also considered the personal situation and the financial relationship that the auditor (partner responsible and other members of the team of professionals involved in carrying out the audit) has with the Bradesco Organization, analyzing possible threats and establishing the measures necessary for the solution.

Based on the plan submitted by KPMG and in subsequent discussions about the results of the assignments, the Committee considers that the activities executed were adequate concerning the business of the Bradesco Organization.

### 3.4. The COAUD and the Internal Audit

To allow an effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to its Charter and the regulations in force, the COAUD approves the Annual Audit Plan and any updates throughout the fiscal year. Besides the continuous focus on the requirements of the legislation and regulation in force, the COAUD looked at the possibility of including in the scope of the Internal Audit questions related to strategy, governance and culture, prevention of money laundering and funding of terrorism, conduct in customer relationship and compliance, financial and operational resilience.

The results of the work of the Internal Audit, together with the assessment of the general governance, risk management and control structure and processes are regularly reported to COAUD, in meetings and by using the reports and executive overviews, highlighting the main themes identified, audit coverage and work developed, providing an independent view of emerging risks and impacts on the business.

On becoming aware of the focal points and recommendations of the Internal Audit, the Committee monitors the establishment of an appropriate calendar to remedy the issues indicated, the responsibility of the Board of Executive Officers, and monitors their execution, following the corrective measures taken by the Management in the areas audited.

The Internal Audit maintains a close working relationship with the Independent Audit, which is informed of the activities and results in the activities of the Internal Audit, having access to all of the supporting reports and records.

Annually, the role of the Internal Audit is submitted to a process of technical evaluation conducted by the COAUD, whose results are discussed with the Executive Board of the Internal Audit. This evaluation is one of the important items in the maintenance of the Quality Certification Program of The Institute of Internal Auditors (IIA), whose objective is the continuous improvement of the management of processes of the area and the adoption of best practices (methodologies, tools and management). The evaluation for the fiscal year of 2023 will be conducted by the COAUD and will be submitted to the Board of Directors in the presentation of the Annual Report of the Audit Committee related to the fiscal year of 2023.

We emphasize that the Internal Audit has responded adequately to the demands of the Audit Committee and the needs and requirements of the Bradesco Organization and of the regulatory authorities.

## 4. MAIN ACTIVITIES AND SIGNIFICANT ISSUES CONSIDERED BY THE COAUD

### 4.1. Overview

The COAUD worked in close collaboration with the Integrated Risk Control Department (DCIR) and the Compliance, Conduct and Ethics Department (DCCE), as well as other departments of the Bradesco Organization, to monitor the compliance with procedures for managing risks and the structure of internal control, as well as to ensure that the areas of common responsibility were appropriately treated in the agendas of meetings with the Committee or in discussions with the Coordinator of the COAUD, with the aim of improving the connectivity, coordination and flow of information, therefore ensuring a deeper understanding of the main themes.

Among the main aspects discussed, the responsibility for identifying, measuring, monitoring, mitigating and supervising risks and controls were highlighted, and the communication to the appropriate levels of the Management through the preparation of regular, timely and complete reports. At these meetings, the COAUD aimed to identify and discuss mutual priorities, improvements and remediation programs and future issues in relation to the internal control and risk management, taking as a basis the Corporate Risk Matrix (Risk Library).

COAUD has access to all Risk Matrices of the Bradesco Organization dependencies, allowing the monitoring of the high and very high risks treated in each Matrix, strengthening the timely view of operations versus controls versus risks.

### 4.2. Details of the main activities and significant themes

The Work Program of the Audit Committee for the first half of 2023 had as its focus the main processes, products and risks inherent to the business of the Bradesco Organization. We highlight below the most relevant aspects:

| Allocation/Area | Main topics discussed and actions of COAUD |
|---|---|
| **Financial Statements of the Bradesco Organization (Banco Bradesco and Affiliated Companies)** | |
| Review of the Financial Statements, including the Explanatory Notes, Management reports and Independent Auditor's Opinion | Principal accounting policies, practices and general criteria adopted:<br>• Discussion with the General Accounting Office (CG), Controllership, Integrated Risk Control (DCIR), Grupo Bradesco Seguros, Internal Audit (AIGL) and Independent Audit (KPMG);<br>• Careful assessment of the most significant accounting policies, considering the current regulation in Brazil, edited by the Accounting Pronouncements Committee (CPC) and required by regulatory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Health Agency (ANS), and the IFRS promulgated by the IASB.<br><br>Preparation of the Consolidated Financial Statements: Review of the procedures of preparation and dissemination in accordance with the IFRS promulgated by the IASB;<br><br>Macroeconomic environment in Brazil: Special attention to evaluate how the Management addressed and reflected issues and uncertainties arising from the macroeconomic environment and the impacts on the Bradesco Organization, on the financial reports and other relevant disclosures, such as the effects, in the present and in the future, and the potential reflexes identified for operations and business segments, such as loan operations, insurance (life and health) and private pension;<br><br>Independent Audit: Meeting with KPMG, before the disclosure of the Quarterly Information of March 31, 2023 and of the Financial Statements for the half ended on June 30, 2023, to assess all aspects of the independence of auditors and the control environment in the generation of information disclosed, including in relation to the observance of the recommendation of the COAUD so that the main companies of the Bradesco Conglomerate of closed capital and Grupo Bradesco Seguros, which compose the Consolidated Financial Statements, publish their Financial Statements together;<br><br>Review of the Financial Statements – Individual and Consolidated – and Management Reports (ITR of March 31, 2023 and of June 30, 2023, the semiannual one): Endorsing its content, prior to the approval by the Board of Directors and its authorization for disclosure, ensuring |

| | |
|---|---|
| | compliance with the legal requirements and the proper application of the relevant accounting principles, and ensuring that the Independent Audit had issued its corresponding Report. |
| Key accounting policies, estimates and significant judgments | Allowance for losses on loan operations (ALL): The calculation of the provision for estimated losses with loan operations is based on statistical models that capture historical and prospective information and, combined with the Management's experience, aim to reflect the expectation of losses in different economic scenarios. For this purpose, it involves significant judgments, especially considering the level of uncertainty under the current macroeconomic conditions. Among the main aspects analyzed by the COAUD, the following were highlighted: impairment; loan and advance portfolio, including guarantees, sureties and debentures, with an emphasis on the expectations of future losses in Mass-market and Corporate Debt portfolios; and parameters and criteria for the constitution of the supplementary provision;<br>Evaluation of financial instruments: Due to the conditions of higher volatility in the market, mainly as a result of the inflation behavior and the expectations and discussions regarding the behavior in the basic interest rate by Bacen, the COAUD periodically discussed the impacts on the models to assess the investment portfolio (securities available for sale and negotiation) and derivatives, particularly considering the main assumptions, metrics and significant judgments used for the determination of fair value;<br><br>Tax credits: Special attention was given to the calculation of deferred tax assets and the estimates of recovery (realization), especially about the macroeconomic environment, on the future results of the Organization and on the resulting taxable profits, based on the business plan and budgets established by the Management. In particular, we discussed the projections of likelihood and sufficiency of future taxable profits, future reversals of temporary differences, tax planning strategies in progress, and impacts of changes in tax legislation. The COAUD also considered the judgments of the Management related to the tax matters in relation to which the appropriate tax treatment is uncertain or subject to interpretation, and which are in the process of judicial discussion and categorized as contingent (classified as possible, and therefore object solely of the Explanatory Note);<br><br>Recoverable Amount of the Assets – Goodwill and other non-financial assets: During the first half of 2023, the Management has tested the impairment of goodwill and other non-financial assets, with judgments that considered the long-term growth, interest rates of discount factors and expected cash flows, both in terms of compliance with the accounting standards and reasonableness of the estimate;<br><br>Provisions and Contingent Liabilities: Legal proceedings and regulatory issues – We discussed the judgment regarding the recognition and measurement of provisions, as well as the existence and evaluation concerning contingent liabilities. The issues that require significant judgments were highlighted and the assessment of the COAUD considered the integrity of the database, the criteria adopted for the accounting provisions and respective sufficiencies. The Committee |

| | |
|---|---|
| | follows with critical rigor the models and criteria adopted for the constitution of civil, fiscal and labor provisions;<br><br>Technical Provisions of Insurance, Pension Plan and Capitalization: The COAUD became aware of the premises and judgments adopted by the Grupo Bradesco Seguros (GBS) and certified that the processes comply with the requirements established by SUSEP and ANS in the Actuarial Technical Notes, including Guarantor Assets (securities under sale or repurchase agreements). It had a meeting with the EY Independent Audit responsible for the Actuarial Audit at Grupo Bradesco Seguros.<br><br>Hedge accounting: Among the several aspects related to hedge accounting discussed by the COAUD, particular attention to the specific governance in the operations contracting process and their accounting classification, taking into account the requirements established by regulatory authorities and the specific requirements of the IFRS. The COAUD discussed the main features of registered coverage operations, the compliance with governance and internal controls (including necessary documentation to enable the specific accounting recognition), the current macroeconomic conditions and their impact on the forecasts of likely cash flow and cost of operations, and the efficiency of the structures during the horizon covered. |
| **Independent Audit** | |
| Planning and execution of the audit | Process: Detailed analysis and discussion about the planning, progress and execution of the audit plan;<br>Execution: Obtained confirmation of the auditor that had full access to all the information to perform the audit as planned;<br>Recommendations: Discussed and exercised strict control over the Independent Audit recommendations and the actions needed for correction in the corporate units, monitoring the implementation of the related action plans;<br>Reports: Discussed improvements in financial reports based on new accounting standards and best practices;<br>Review: Examined the reports of the auditor on the ITR (reference date: March 31, 2023) and Financial Statements (the semiannual one, of June 30, 2023) before the auditor submits them to the Board of Directors. |
| Relationship | The Independent Auditor participated in several meetings of the COAUD, allowing the Committee to act as a communication channel between the Auditor and the Board of Directors, and monitor the fulfillment of its recommendations and/or clarifications to its questions, including in relation to the planning and execution of the respective audit work. |
| Effectiveness | We evaluated the independent auditor and their contribution to the integrity of the Financial Statements as a result of their work. |
| **Internal Audit** | |
| Planning and execution of the Internal Audit | Legal and statutory devices: Verification of compliance with those applicable to the Bradesco Organization, in addition to internal regulations, in the scope of continuous efforts to develop, implement, enhance and maintain a strong control environment and appropriate to the structure, operations and risks; |

| | |
|---|---|
| | Work plan for 2023: Approval by the COAUD prior to the submission to the Board of Directors, based on comprehensive risk, alignment to strategy and regulatory demands;<br>Execution of the audit plan: Receipt of reports and regular reports on the activities of internal audit in the first half of 2023, allowing the COAUD an additional scrutiny as well as the exercise of strict controls on its recommendations and the necessary actions for correction in the corporate units, obliged to submit relevant action plans. |
| Relationship | Meetings with the COAUD: The Officer of Internal Audit and other representatives of the area regularly participated in meetings of the COAUD when it was understood as pertinent and the Committee, monitored the fulfillment of their recommendations and/or clarifications to their questions, including in relation to the planning and execution of the respective audit work. |
| Effectiveness | The COAUD regularly evaluates the execution of the works of the Internal Audit and its contribution to the integrity, adequacy and effectiveness of the systems of internal controls related to accounting, contingencies, risks, financial and operational, beginning with the application of the systematic and disciplined approach to the evaluation and continuous improvement of the related processes. |
| Structure | Resources: Analysis of the budget of the Internal Audit for 2023, ensuring the availability of the human and material resources required. Of particular interest to the COAUD were themes such as development, qualification and training of the team, attraction and retention of talents, and digital initiatives necessary for the improvement of the work processes. |
| **Internal Controls and Ombudsman** | |
| Internal Control System | Internal Control System: The COAUD accompanied and monitored, in regular discussions with DCIR, DCCE, Corporate Security, AIGL, Independent Audit and business areas, the effective performance of the three (3) Lines of Defense, focusing on the assignments and responsibilities of each one in the compliance and improvement of the controls adopted, aimed at mitigating the risks inherent to the business processes. |
| Ombudsman | Bradesco and Grupo Bradesco Seguros: Periodic meetings with members of the COAUDs of Bradseg and Bradesco Saúde (Health) to discuss specific situations of complaints cataloged by various Whistleblowing Channels, particularly in relation to the business practices, conduct, financial, accounting, financial reports, audit and internal controls. Being aware of the details presented as to the procedures in force normalized and practiced in violation of such guidelines, we checked the records of actions together with Business managers involved with the theme to rectify such anomalies, in order to allow, corporately, the improvement of processes and the acculturation of the Areas in the marketing of Products and Services of the Bradesco Organization. |
| **Business and competition** | |
| Business and competition | Management of Loan Portfolios: Monitored the evolution of the different loan portfolios. Special attention was given to the alignment of |

| | |
|---|---|
| | the ESG-related strategy and the loan concessions, to the internal controls and governance, to the evolution of the contracts conducted through digital channels and to extensions, renegotiations, renewals, recoveries, and write-offs;<br>Conduct, suitability and assistance to potentially vulnerable people: Follow-up and monitoring the advances in the processes focused on compliance with regulatory requirements, taking into account the contingency of clients characterized as "potentially vulnerable" and the demands of a regulatory nature;<br><br>Customer Relationship: Follow-up the fulfillment of standards and services provided to the consumer also taking into account the themes identified by the Ombudsman (Customer Service/Ombudsman);<br><br>Technological Innovation: Updated periodically on the progress and potential impacts of Open Banking, Fintechs and other startups, use of the cloud, Big Data, among others. |
| **Risk management** | |
| Risk management | Coordination with other Committees: The risk management area, the regulation and compliance department, the Internal Audit, among others, participated in joint meetings with the Risk Committee. Among the topics discussed we highlight the report on the model risk, risk management of the group, complaints sent to the Open Channel, risk of the supplier;<br>Strategy, structure and policy for the management of risks: Monitoring the work of the DCIR for the evaluation of the adherence of the system of internal controls and in the identification, monitoring and management of the most relevant risks, as well as activities and results of the work of the Compliance, Conduct and Ethics Department (DCCE);<br><br>Business areas: Meetings with the various areas of Business and Control, and with the Internal and Independent Audits, to complement the assessments of the DCIR and DCCE, monitoring of the main processes, and certification as to the commitment of the Management for the mitigation of risks and the continuous improvement of the associated internal controls;<br><br>Liquidity and Market Risks: Weekly monitoring, by means of reports prepared by the DCIR, of the results of the Trading portfolio and the limits established by the governance for Value at Risk (VAR), Liquidity Coverage Ratio (LCR) and Minimum Reserve of Liquidity (RML) – Brokerage Companies and Grupo Bradesco Seguros, as well as the main exposures in currencies, indexes and assets, including the Banking Portfolio, with corresponding Economic Value of Equity (ΔEVE);<br><br>Credit Risk: Monthly follow-up with the DCIR, Recovery of Credits and Guarantees, and Loan Concession, for the assessment of the evolution of the main loan portfolios, and levels of delinquency (individuals, companies, and their respective segments, modality and sector of the economy). The sufficiencies of provision (see the specific ALL topic), concentration levels and approaches for recovery of credit were also discussed, with emphasis on the Expectations of Future Losses in Mass-market portfolios and movement of the Corporate Debt ratings. |

| | |
|---|---|
| **Regulating Authorities (Regulatory issues and compliance)** | |
| Demands and expectations | Questions of the Bacen: Monitoring in the elaboration of responses and in the progress toward meeting the demands and solution of recommendations and expectations of the Direct Supervision Department (Desup) and of the Conduct Supervision Department (Decon) regarding the compliance with the rules and specific requirements related to models, conduct, suitability and potentially vulnerable people, customer relationship, prevention of money laundering and funding of terrorism.<br><br>Term of Commitment with the Central Bank of Brazil - FEES: Follow-up by COAUD of the commitments entered into in the said Term, considering that:<br><br>• On September 20, 2023, the Audit and General Inspectorate - AIGL should demonstrate that there was effectively the cessation of the collection procedures as described in the "Commitment Term". (**First Report);**<br><br>• AIGL shall also issue a Semiannual Report and forward it to Bacen, on compliance with the obligations provided for in clauses 2 and 4 and in paragraphs 2, 3 and 6 of the clause 8. Dates: January 18, 2024 and July 16, 2024. (**Second and Third Reports**).<br><br>Reasonable Assurance by the contracted Independent Audit, with the preparation of a **single Report** scheduled for September 15, 2024. |
| Relationship with regulating authorities | Compliance: Analysis of the effectiveness of the DCCE and other structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business;<br><br>Reports submitted to the regulatory authorities: The COAUD discussed the main elements of the ICAAP Reports and Effectiveness (Circular No. 3,978), forwarded to the Bacen, and discussed the need to maintain continuous focus on the quality and reliability of the regulatory reports. |
| Prevention of Money Laundering and Terrorism Financing | Prevention of Money Laundering and Terrorism Financing: Continuous monitoring regarding the improvement in the management of the AML/TF (Anti-Money Laundering and Terrorism Financing) process, based on the results of the regular inspections of the internal and external entities, in the best management practices (methodologies, tools, and people), allowing Corporate Security to work with a centralized view on analysis and clearance in movements of greater risk occurring in business transactions and the checking accounts. |
| **Information Technology** | |
| Security and Controls in key processes | Implementations of security procedures in accessing information: Bradesco and Bradesco Seguros – Meetings with the Board of Directors, Management departments involved in the "Process of Access Management" and with KPMG to monitor the effectiveness of implementations of security procedures in accessing information (sensitive or not), as well as in the forwarding of departmental systems for the process of automation, within the cost vs. benefit premise and mitigation of the operational and image risks; |

| | |
|---|---|
| | Application controls and general information technology: Change management, security (logical and physical), computational operation and recording, analysis and resolution of incidents and problems;<br><br>Cybersecurity: Continuous monitoring of security measures, mitigating the associated risks. |
| Development of systems – General Accounting and Controllership | Development of systems for the General Accounting and Controllership: The COAUD has monitored and accompanied the impact on the environment of risk and control resulting from the development of systems that will enhance the process of preparation of Financial Statements, centered on the database, speeding up the time for processing and reducing the volume of manual adjustments, both for Banco Bradesco and for the Consolidated. The Committee received regular updates on the progress in the program, which are fundamental to assess the adequacy of these processes and the benefits associated, such as the agility, timeliness and reliability of the Financial Statements. In addition, the COAUD requested that the Independent Audit and Internal Audit should include the execution of specific reviews directed in carrying out its work, covering the work plan and management of the changes. |
| **Emerging issues and future challenges with relevant potential impact** | |
| IFRS 9 – Accounting for financial instruments: operational, financial and tax aspects | Full implementation of IFRS 9 – Accounting of financial instruments and tax treatment: The Committee is monitoring the draft implementation, as of January 1, 2025, of the requirements of CMN Resolution No. 4,966 of November 25, 2021, which, among other things, repealed CMN Resolution No. 2,682 of 1999, and it established new criteria for the Allowance for Loan Losses – ALL, in accordance with IFRS 9 – Financial Instruments promulgated by the International Accounting Standards Board – IASB.<br><br>It should be noted that IFRS 9 has been fully adopted since January 2018 for the preparation of the Consolidated Financial Statements. However, Bacen's requirement requires adaptations, adjustments and development of specific tools and models at the individual level for all institutions subject to the supervision of that body. In essence, IFRS 9 requires allowance for loan losses based on the expected loss model, while extending the scope of loan instruments subject to the constitution of provision.<br><br>We recall that, pursuant to Resolution No. 2,682 of 1999, only loan operations, instruments with loan characteristics, leasing and guarantees provided are subject to the constitution of provision. As of 2025, as set out in CMN Resolution No. 4,966 of 2021, all financial assets, including securities, guarantees provided, loan commitments and unacknowledged exposures in off-balance sheet accounts, should form the basis for the allowance for expected losses.<br><br>Additionally, the provision becomes prospective, constituted on the basis of the expected credit risk, measured according to the probability of delinquency and the expectation of recovery of the instrument, taking into account the present economic conditions and future forecasts that may affect the credit risk of the instruments as well as the value of guarantees and sureties linked to the operation. |

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|---|---|
| | The potential individual impact of the implementation of CMN Resolution No. 4,966, of 2021, will depend on several factors, such as the quality of the loan portfolio, systems and models for capturing credit risk, the behavior of the economy, and segments in which the institution operates, the volume of operations currently not considered for ALL constitution purposes and the current level of provision maintained by the institution.<br><br>In the tax field, Law No. 14,467, of 2022, changed the rules for financial institutions to deduct losses from loan operations, also from 2025, in line with the provisioning requirements established by the aforementioned CMN Resolution No. 4,966 of 2021, enabling the maintenance of the tax treatment (deductibility and possible tax credits) from the expenses arising from the application of the new model. |
| GBS – IFRS 17 – Accounting for insurance contracts | Implementation of IFRS 17 – Accounting for insurance contracts: The Committee monitored the implementation by Grupo Bradesco Seguros – GBS, of the requirements set out in IFRS 17, occurred on January 1, 2023, for purposes of preparing Consolidated Financial Statements, as required by the Bacen, the CVM and the SEC (even though SUSEP and ANS do not establish the obligation for domestic purposes). The COAUD continues to focus its attention on the potential strategic implications, taking into account the requirements of the new accounting model for the calculation of the liabilities and for the registration of revenue, whose international experience indicates they are extensive and potentially culminate with strategic impacts on the insurance business. The Management of GBS regularly presented details about the impact on the Financial Statements. These discussions were complemented by discussions with the Independent Auditor. The Committee will continue to discuss and monitor with GBS, and in periodic meetings with the Independent Auditor and the Internal Audit and the impact of the IFRS 17 on the Financial Statements, as well as monitor the evolution of the segment disclosures in the Consolidated Financial Statements (in particular as regards transparency and communication to investors). |
| Grupo Bradesco Seguros – Liabilities in IGPM | Mismatch of assets and liabilities in Bradesco Seguros: GBS permanently studies and evaluates the alternatives for the best option for managing liabilities associated with IGPM and, in addition, with contracts that come with a clause allowing new contributions by unilateral decision of the beneficiaries, which can raise the mismatch that exists today. |
| ESG and climate risk | The COAUD has permanently monitored and assessed the efforts of the Management to incorporate and improve ESG reports, and particularly issues of climate risks, taking into account that the regulatory authorities of Brazil and the USA continue giving special attention to the topic. The COAUD discussed in particular the alignment of Bradesco Organization's strategy in the hiring of loan operations and in the integrated risk management, particularly after the publication by Bacen of CMN Resolution No. 4,943, which included requirements applicable to the management of the social risk, environmental risk and climate risk in the risk and capital management structure, and CMN Resolution No. 4,945, with improvements to the Social, Environmental and Climate Responsibility Policy (PRSAC) and innovating in the requirement to disclose information to the general public, effective as of July 2022 – on December 22, 2021, the CVM Resolution No. 59 was also published, |

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|---|---|
| | introducing substantial innovations by requiring information to be provided regarding environmental, social and corporate governance aspects. Despite not having identified impacts of climate issues on the Financial Statements of the Bradesco Organization, the COAUD has evaluated with the competent areas the progress of the processes necessary to meet such regulatory demands. The discussions throughout the year involved the Credit area, Bradesco Asset Management (BRAM), the DCIR, those responsible for managing the sustainability strategy, the Controllership, and the Sustainability Department, the corporate responsibility for the coordination of ESG issues – Environmental, Social and Governance. |

## 5. CONCLUSION

The activities carried out in the scope of risk management, compliance, and evaluation of the system of corporate internal controls are properly routed, considering the size and complexity of the Bradesco Organization. The COAUD registers as positive the efforts that have been developed to guarantee the efficiency of the operations, of information that generates the Financial and Accounting Reports, as well as the observance to internal and external standards to which the transactions are subject.

In relation to the demands of the Central Bank of Brazil, the COAUD follows up and monitors the meeting of those presented by the Conduct Supervision Department (Decon) and by the Direct Supervision Department (Desup) relating to compliance with the rules and specific requirements related to models, conduct, suitability and potentially vulnerable people, customer relationship, prevention of money laundering and terrorism financing (AML/TF).

The COAUD highlights the continuous improvement in the efforts of the Board of Executive Officers to meet in a timely manner, with the required quality, the requirements of Bacen, the commitment of Senior Management to lead the necessary processes, sponsoring and supporting actions aimed to fully comply with the issues and recommendations, and the adoption of operational procedures and accounting practices in line with the internal policy and business ethics of the Bradesco Organization.

The Audit Committee, together with the Board of Executive Officers, reviewed the audited Financial Statements of the Bradesco Organization, for the half ended on June 30, 2023 and discussed with KPMG the Key Audit Matters (PAAs) and the recommendations for improving the system of internal controls, including risk management, governance and information technology, as well as monitored the execution of the works in accordance with the plan presented at the beginning of the year, evaluating the professional qualification and independence of the external auditors.

In relation to the main items reported in the Financial Statements, the COAUD, after the analysis and scrutiny of the reports presented by the technical area, agreed with the conclusion of the Board of Executive Officers that:

(i) the allowance for losses on loan operations is adequate in relation to the current macroeconomic situation and the uncertainties inherent in the present environment;

(ii) the forecasts, studies and expectations of the execution of goodwill and tax credits, based on assumptions and estimates of future profitability, support the recoverability of such assets;

(iii) the evaluation of financial instruments considered adequately the events that could culminated in review or new significant judgments, considering the macroeconomic environment and the characteristic of such assets, and COAUD considered the accounting treatment satisfactory in relation to various issues

regarding the classification in the portfolios of Trading and Banking, to the recognition of revenue or loss, and in relation to the presentation;

(iv) for the provisions and contingencies, the COAUD checked the integrity of the databases and reviewed the criteria and assumptions adopted for the constitution of tax, civil and labor provisions, as well as the information available, to classify obligations as "remote", "possible" and "probable", agreeing on the amount of provision constituted and that the level of disclosures in the Explanatory Notes provide appropriate information to investors about the contingent liabilities;

(v) regarding Grupo Bradesco Seguros, the COAUD confirmed that the Technical Provisions are adherent to the Technical Notes of SUSEP and ANS; the Supplementary Technical Provisions related to the mismatch of assets and liabilities in the IGPM; the guarantor assets linked to the Technical Reserves (TVM and Other Assets) were assessed correctly, based on technically recommended procedures and required by the regulating authorities.

The COAUD accompanies the ongoing studies related to the management of liabilities pegged to the IGPM and monitors the project in development for the deployment of the IFRS 9 – Accounting for Financial Instruments, focusing on the transition and on strategic implications.

Given the present macroeconomic environment, the COAUD focused on the Organization's ability to maintain strong internal controls in the context of the challenges arising.

**Taking into account the negotiations with the Board of Executive Officers and KPMG and considering the underlying processes used to prepare the financial reports, the COAUD believes that the Financial Statements for the half ended on June 30, 2023, are presented, in all relevant aspects, in an understandable manner, providing to shareholders the information necessary for the assessment of the financial position and performance of the Bradesco Organization, as well as the relevant aspects of its business model, strategy and risks, and recommends to the Board of Directors the approval of the aforementioned Financial Statements.**

## 6. PRIORITIES OF THE COAUD FOR THE FISCAL YEAR OF 2023

The macroeconomic environment in Brazil continues to present important challenges, mainly due to the inflation behavior, the concerns with maintaining the fiscal balance, and the maintenance of the basic interest rate by Bacen, which maintained a restrictive monetary policy throughout the semester.

In addition to the material themes related to the object of monitoring, the COAUD will continue to monitor the impacts of the changes in the macroeconomic environment, particularly in the processes needed for compliance with the requirements of the IFRS 9 for the calculation of the expected loss for the Consolidated Financial Statements, the implementation of the large-scale regulatory changes, such as ESG-related changes, and in particular Bacen demands concerning the climate risk, the full adoption of IFRS 9 for all financial instruments and the tax and regulatory capital treatment and the development of alternatives focused on the balance of the performance of Grupo Bradesco Seguros (GBS).

In this context, the COAUD will continue to focus on the impacts on the results (performance) of the Bradesco Organization, in the environment of internal risks and controls and in the models used for the analysis and calculation of the allowance for losses on loan operations and for the evaluation of assets and liabilities. The Committee will discuss carefully the main judgments and assumptions regarding future economic scenarios, the reasonableness of the weightings and judgments, and the impact on the Financial Statements and related disclosures.

Among the specific actions, the COAUD will continue to (i) enhance the communication with the audit committees of the subsidiaries to ensure that there is an effective sharing of knowledge, concerns and respective solutions; (ii) monitor the execution of the Annual Plan of the Internal Audit and of the work plan of the Independent Audit, for the consideration of the adjustments required due to the evolution of the effects

of the pandemic, including the risks directly associated with the event, and the management of these risks; (iii) seek appropriate coordination with other committees of the Board of Directors, especially the committee supervising risk, regulations and compliance; (iv) ensure the effectiveness of the Committee, taking into account any areas of improvement and allowing enough time for a quality discussion on the main topics and issues identified by the Independent Audit and Internal Audit.

In addition, the COAUD will focus its efforts to understand the impacts of new business models and competitors (Fintechs), digital transformation in the Brazilian banking system and digital technological developments (usage of the Cloud and new channels), especially in the aspects of meeting the demands of the market (aligned to the Customer-centric strategy) and of the Central Bank of Brazil on the issues of conduct (Customer Service, potentially vulnerable Clients, and Prevention of Money Laundering and Terrorism Financing), and focus on empowerment of the staff members, in particular those involved with the areas of control, risks and internal audit, in order to protect these activities and ensure their effectiveness.

Finally, considering the growing expectations related to ESG, with clear signs of acceleration for the establishment of standardized requirements of disclosure to be driven by the market (SEC's ESG and Climate task force and the creation in November 2021 of the International Sustainability Standards Board – ISSB announced during the COP-26 in Glasgow), imposed by the regulators (CMN Resolutions No. 4,943, 4,944, and 4,945, dated 2021, dealing with social, environmental and climate risk management, and CVM Resolution No. 59 and Circular SUSEP No. 666, dated 2022), the requirements related to risk management and notices to the general public related to ESG will evolve and increase rapidly.

In view of the current information, COAUD remains attentive to the possible impacts of ESG issues on the Financial Statements and risk environment. However, considering the particular interest of the regulators and investors, it will be fundamental to the Committee to understand the quality of data, internal controls, processes, governance and disclosure in the Financial Statements, as well as the role of the Independent Audit and Internal Audit.

In this context, we will continue to monitor the scenario of ESG reports and assess the implications to the Organization, including the communication with stakeholders.

Cidade de Deus, Osasco, SP, August 3, 2023.

ALEXANDRE DA SILVA GLÜHER
(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES
(Financial Specialist)

PAULO RICARDO SATYRO BIANCHINI
(Member)

JOSÉ LUIS ELIAS
(Member)

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A. referring to the first half of 2023 and, in view of (i) the meetings held with the *KPMG Auditores Independentes* and their reports; (ii) the meeting held with the Audit Committee and its report; and (iii) from the periodic meetings held with management areas and administrators, they issue the opinion that the aforementioned documents adequately reflect the Company's equity and financial position.

Cidade de Deus, Osasco, SP, August 3, 2023.

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

For further information, please contact:

Carlos Wagner Firetti

Investor Relations Officer and Business Controller

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Prata – 4th floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

bradesco